SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F        T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on September 30, 2010 and on September 30, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited Financial Statements

Corresponding to the three-month periods

ended September 30, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited

Consolidated Financial Statements

corresponding to the three-month periods

ended September 30, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 76 started on July 1, 2010

Unaudited Financial Statements for the period ended September 30, 2010

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(in thousands of pesos)

Legal Address:	Moreno 877, 23 Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Free translation from the original prepared in spanish

for publication in Argentina

Of the by-laws:	February 19th, 1937

Of the latest amendment:	July 28th, 2008

Duration of the Company:	June 6th, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)

SHARES

Type of stock	Authorized to be offered publicly	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,560,508	501,560,508	501,560,508

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as of September 30, 2010 and 2009 and June 30, 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2010 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)	September 30, 2009 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 4.a.)	95,711	80,919	95,263
Investments (Note 4.b.)	539,908	278,968	325,687
Trade accounts receivable, net (Note 4.c.)	265,177	441,065	269,445
Other receivables (Note 4.d.)	195,696	251,908	246,225
Inventories (Note 4.e.)	447,728	400,521	133,815

Total Current Assets	1,544,220	1,453,381	1,070,435

Non-Current Assets
Trade accounts receivable (Note 4.c.)	16,774	42,123	18,361
Other receivables (Note 4.d.)	319,674	248,315	212,508
Inventories (Note 4.e.)	202,490	204,218	268,952
Investments on controlled and related companies (Note 4.b.)	2,044,240	1,881,135	1,563,716
Other investments (Note 4.b.)	1,257	18,935	8,974
Property and Equipment, net (Note 4.f.)	3,315,952	3,290,221	3,287,352
Intangible assets, net (Note 4.g.)	75,342	88,585	53,505

Subtotal Non-Current Assets	5,975,729	5,773,532	5,413,368

Goodwill, net (Note 4.h.)	(384,157)	(389,025)	(414,513)

Total Non-Current Assets	5,591,572	5,384,507	4,998,855

Total Assets	7,135,792	6,837,888	6,069,290

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.i.)	271,882	403,743	313,600
Mortgages payable (Note 4.j.)	—	—	—
Short-term debt (Note 4.k.)	681,973	1,059,736	583,167
Salaries and social security payable (Note 4.l.)	43,142	61,484	37,521
Taxes payable (Note 4.m.)	78,791	108,558	145,834
Advances from customers (Note 4.n.)	226,586	216,464	116,507
Other liabilities (Note 4.o.)	58,674	73,253	54,517
Provisions for lawsuits and contingencies (Note 4.p.)	1,347	5,479	2,434

Total Current Liabilities	1,362,395	1,928,717	1,253,580

Non-Current Liabilities
Trade accounts payable (Note 4.i.)	24,458	23,368	79,810
Mortgages payable (Note 4.j.)	—		985
Advances from customers (Note 4.n.)	89,112	90,393	162,095
Long-term debt (Note 4.k.)	1,594,135	853,166	878,519
Taxes payable (Note 4.m.)	292,019	273,963	211,702
Other liabilities (Note 4.o.)	75,661	65,372	82,231
Provisions for lawsuits and contingencies (Note 4.p.)	9,620	9,708	8,455

Total Non-Current Liabilities	2,085,005	1,315,970	1,423,797

Total Liabilities	3,447,400	3,244,687	2,677,377

Minority interest	1,644,254	1,625,008	1,491,629

SHAREHOLDERS’ EQUITY	2,044,138	1,968,193	1,900,284

Total Liabilities and Shareholders’ Equity	7,135,792	6,837,888	6,069,290

The accompanying notes are an integral part of the consolidated financial statements

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income

Corresponding to the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2010	September 30, 2009
Agricultural production income (Note 5)	35,143	13,206
Cost of agricultural production (Note 5)	(35,345)	(22,388)

Production loss - Agricultural	(202)	(9,182)

Sales - crops, beef cattle, milk and others (Note 5)	90,580	62,631
Sales of farm (Note 5)	71,096
Cost of sales - crops, beef cattle, milk and others (Note 5)	(80,770)	(56,734)
Cost of sales of farms (Note 5)	(21,652)

Sales profit - Agricultural business	59,254	5,897

Sales and development of properties (Note 5)	10,979	36,339
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	296,298	230,711
Cost of sales and development of properties (Note 5)	(5,972)	(14,887)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 5)	(100,925)	(97,211)

Sales profit - Real estate business	200,380	154,952

Gross profit (loss) - Agricultural business	59,052	(3,285)

Gross profit - Real estate business	200,380	154,952

Gross profit	259,432	151,667

Selling expenses	(46,178)	(50,922)
Administrative expenses	(60,206)	(47,212)
Gain from recognition of inventories at net realizable value	13,453	10,946
Unrealized gain (Note 4.q.)	11,935	2,287
Net gain from retained interest in consumer finance trusts	5,213	23,509

Operating gain	183,649	90,275

Amortization of goodwill	9,599	10,127
Financial results
Generated by assets:
Exchange gains	10,277	7,418
Interest income (Note 4.r.)	8,580	1,511
Other unrealized (loss) gain (Note 4.r.)	(18,055)	7,995

Subtotal	802	16,924

Generated by liabilities:
Exchange loss	(12,710)	(12,424)
Loans and convertible notes	(63,220)	(44,440)
Other unrealized gain (loss) (Note 4.r.)	779	(2,508)

Subtotal	(75,151)	(59,372)

Financial results, net	(74,349)	(42,448)

Gain on participation in equity investees	15,233	93,576
Other income and expenses, net (Note 4.s.)	(5,236)	(6,098)
Management fee	(5,761)	(6,803)

Net income before income tax and minority interest	123,135	138,629

Income tax and minimum presumed income tax	(23,946)	(15,376)
Minority interest	(47,339)	(61,426)

Net income for the period	51,850	61,827

Earnings per share :
Basic net gain per share (Note 9 to the basic financial statements)	0.10	0.13
Diluted net gain per share (Note 9 to the basic financial statements)	0.09	0.12

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

Corresponding to the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2010	September 30, 2009
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	175,653	211,676
Cash and cash equivalents at the end of the period	503,338	198,340

Increase (decrease) net in cash and cash equivalents	327,685	(13,336)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	51,850	61,827
Income tax	23,946	15,376
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(15,233)	(93,576)
Minority interest	47,339	61,426
Increase in allowances and provisions	25,272	16,861
Depreciation and amortization	44,978	44,525
Unrealized gain on Inventories	(11,935)	(2,287)
Financial results	45,879	(18,610)
(Gain) loss from sales of fixed assets and undeveloped parcels of land	(3,941)	1,491
Adjustment valuation to net realizable value in other assets	(13,453)	(10,946)
Amortization of goodwill	(9,599)	(10,127)
Changes in operating assets and liabilities
(Increase) decrease in current investments	(47,529)	18,014
(Increase) decrease in trade accounts receivable, leases and services	(62,672)	22,156
(Increase) decrease in other receivables	(91,523)	40,147
(Increase) decrease in inventories	(21,563)	10,205
Increase in intangible assets	(1,117)	(612)
Decrease in social security payables, taxes payable and advances from customers	(28,970)	(5,439)
Increase (decrease) in trade accounts payable	39,578	(50,083)
Dividends collected	2,116	117
Increase (decrease) in accrued interest	39,183	(2,930)
Increase (decrease) in other liabilities	18,907	(59,689)

Cash flows provided by operating activities	31,513	37,846

Investing activities
Decrease in non-current investments	384	—
Increase in interest on equity investees (except IRSA)	(42,468)	(56,189)
Acquisition and upgrading of fixed assets	(25,669)	(31,678)
Trade receivables of fixed assets collected	2,652	2,429
Gain on the sales of fixed assets	17,918	—
Income for the acquisition of equity investees, net of cash disposed	67,477	—
Payment for subsidiary acquired, net of cash acquired	(9,969)
(Sale) purchase of undeveloped parcels of lands and other non-current investments	(34,932)	5,467
Collection (increase) of loans granted	41	(1,326)
Collection of receivables of Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	15,362	—
Advances for purchase of Arcos del Gourmet S.A. shares	(29,438)	—
Payment of financed purchase	(3,950)	—

Cash flows applied to investing activities	(42,592)	(81,297)

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)

Corresponding to the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2010	September 30, 2009
Financing activities
Issuance of non-convertible notes	712,373	49,469
Increase in loans	113,874	20,074
Decrease in loans	(430,850)	(45,891)
Decrease in mortgages payable	(25,366)	—
Payment of financial interest	(31,741)	—
Acquisition of minority interest	—	6,463
Contributions from minority shareholders	474	—

Cash flows provided by financing activities	338,764	30,115

Net increase (decrease) in cash and cash equivalents	327,685	(13,336)

The accompanying notes are an integral part of the consolidated financial statements.

	September 30, 2010	September 30, 2009
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	290	244
Increase in non-current investments through an increase in long-term debts	—	34,243
Increase in fixed assets through an increase in trade accounts payable	5,352	174
Increase in non-current investments by transitory conversion differences	24,817	26,447
Financial costs capitalized in fixed assets	—	1,963
Undeveloped parcels of land transferred to inventory	3,030	—
Increase in fixed assets through an increase in long term debts	53,896	—
Increase in Inventories through a decrease in fixed assets	—	8,644
Issuance of certificates of participation	18,786	4,580
Decrease in inventories through a decrease in advances from customer	1,920	—
Increase in related parties interest through a decrease in other receivables	36,036	8,838
Increase in non-current investments through an increase in other liabilities	6,053	—
Complementary information
Interest paid	44,005	41,341
Income tax paid	6,857	4,026

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Corresponding to the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2010	September 30, 2009
Acquisition of subsidiaries companies

Other receivables	(36,036)	—
Investments	17,952	—

Acquired assets that do not affect cash, net value	(18,084)	—

Minority interest	31,369	—
Goodwill generated by the purchase	(3,316)	—

Purchase value of subsidiaries companies, net of cash acquired	9,969	—

	September 30, 2010	September 30, 2009
Sale of Subsidiaries
Receivables, leases and services	278,805	—
Other receivables	29,108	—
Investment	143,646	—
Fixed assets	2,829	—
Financial loans	(91,173)	—
Trade account payables	(204,255)	—
Salaries and social security payable	(11,221)	—
Tax payables	(14,654)	—
Other debts	(62)	—

Net value of sale assets not affecting cash	133,023	—

Advance funds	(21,252)	—
Impairment and sale of investment	(12,119)	—
Remaining investment	(32,175)	—

Income from sale of companies, net of funds transferred	67,477	—

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of consolidation

The company consolidated on a line by line basis the Balance Sheet as of September 30, 2010 and 2009 and the Statements of Income and the Statements of Cash Flows for the periods ended as of September 30, 2010 and 2009 with the financial statements of subsidiaries, following procedures established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), aproved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and Comisión Nacional de Valores.

Significant transactions and balances with subsidiaries have been eliminated from the consolidation.

During the semester ended December 31, 2008, Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries (“Cresud”, or the Entity or the Company) acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”). Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounted to 54.01%, therefore, from October 1, 2008, the Company began to consolidate the financial statements of IRSA in accordance with Technical Resolution No. 21.

The financial statements as of September 30, 2010 and 2009 of the subsidiary companies Northagro S.A. (“Northagro”), Futuros y Opciones.Com S.A. (“FyO.Com”), Agrotech S.A. (“Agrotech”), Pluriagro S.A. (“Pluriagro”), FyO Trading S.A. (“FyO Trading”), Agrology S.A. and IRSA have been used in order to determine line by line consolidation.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos.

On September 13, 2010, APSA sold its 80% interest in Tarshop S.A. Consequently, the unaudited consolidated balance sheet as of this closing does not include Tarshop and the unaudited statements of income and the unaudited statement of cash flows include such company only for the two-month period when Alto Palermo S.A. (APSA) held control over it. Therefore, the compatibility of consolidated financial statements is affected.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

Relevant totals from the Company’s consolidated financial statements assuming that the sale of share of Tarshop S.A. had taken place on June 30, 2010 and September 30, 2009 disclosed comparatively are shown in the following chart:

Balance Sheet as of June 30, 2010

Item	Published Financial Statement as of June 30, 2010 (in pesos)	Tarshop SA as of June 30, 2010 (in pesos)	Financial Statements in the event of sale as of June 30, 2010 (in pesos)
Currents assets	1,453,381	(268,982)	1,184,400
Non-current assets	5,384,507	28,881	5,413,388
Total assets	6,837,888	(240,101)	6,597,788
Current liabilities	(1,928,717)	242,802	(1,685,915)
Non-current liabilities	(1,315,970)	(2,701)	(1,318,672)
Total liabilities	(3,244,687)	240,101	(3,004,587)
Minority Interest	(1,625,008)	—	(1,625,008)
Shareholders’ Equity	(1,968,193)	—	(1,968,193)

Balance Sheet as of September 30, 2009

Item	Published Financial Statement as of September 30, 2009 (in pesos)	Tarshop SA as of September 30, 2009 (in pesos)	Financial Statements in the event of sale as of September 30, 2009 (in pesos)
Currents assets	1,070,435	(208,522)	861,913
Non-current assets	4,998,855	1,537	5,000,392
Total assets	6,069,290	(206,985)	5,862,305
Current liabilities	(1,253,580)	182,255	(1,071,325)
Non-current liabilities	(1,423,797)	23,290	(1,400,507)
Total liabilities	(2,677,377)	205,545	(2,471,832)
Minority Interest	(1,491,629)	1,440	(1,490,189)
Shareholders’ Equity	(1,900,284)	—	(1,900,284)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

Statement of income as of September 30, 2009

Item	Published Financial Statement as of September 30, 2009 (in pesos)	Tarshop SA as of September 30, 2009 (in pesos)	Financial Statements in the event of sale as of September 30, 2009 (in pesos)
Production loss – Agricultural	(9,182)	—	—
Sale profit – Agricultural Business	5,897	—	—
Sale profit – Real State Business	154,952	(14,617)	140,335
Gross profit	151,667	(14,617)	140,335
Operating gain	90,275	(4,550)	85,725
Net income for the period	61,827	—	61,827

Statement of cash flows as of September 30, 2009

Item	Published Financial Statement as of September 30, 2009 (in pesos)	Tarshop SA as of September 30, 2009 (in pesos)	Financial Statements in the event of sale as of September 30, 2009 (in pesos)
Net cash provided by (used in) operating activities	37,846	(20,123)	17,723
Net cash provided by (used in) investing activities	(81,297)	(22,765)	(104,062)
Net cash provided by (used in) financing activities	30,115	42,187	72,302

b)	Comparative information

Certain reclassifications have been made on the Financial Statements as of June 30, 2010 and September 30, 2009 and originally issued for the purpose of your presentation with comparative figures as of September 30, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

Company	Consolidated direct and indirect percentage of voting shares owned
IRSA	57.49	(1)
FyO.Com	65.85
Agrology S.A.	100.00
FyO Trading	67.09	(2)
Agrotech S.A.	100.00	(3)
Pluriagro S.A.	100.00	(3)
Northagro S.A.	100.00	(3)

(1)	Includes interests of 6.89% of Agrology S.A.
(2)	Includes interests of 63.46% of FyO.Com
(3)	Includes interests of 3% of Agrology S.A.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a)	Inventories

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Property units to receive:

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

b)	Current investments

•	Real Estate Business

As of June 30, 2010, current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment.

As of the date of issuance of these financial statements, this includes participation certificates in the framework of the program for the securitization of receivables arising from the credit card transactions conducted by Metroshop S.A. (a company proportionally controlled by APSA) maturing within a term of up to 12 months and measured by application of the equity method.

c)	Non-current investments

•	Real Estate Business

Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as IRSA will hold them to maturity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Investments on controlled and related companies and other non-current investment

As of June 30, 2010, included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 8 B.2.b, as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Tyrus S.A. and Torodur S. A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the IRSA’s operations in relation to its subsidiaries whose operations are carried out fully abroad. IRSA does not control foreign operations, which are conducted with a significant degree of autonomy respect to the IRSA’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or with local loans.

The Tyrus’s and Torodur’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the fiscal period/year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption in the line “Translation Differences”.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

d)	Business combinations

•	Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

If the price paid is larger than the value of tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

e)	Property and equipment, net

•	Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the period/year. IRSA capitalizes the financial accrued costs associated with long-term construction projects.

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates in order to extinguish their values at the end of its useful life.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Assets	Estimated useful life (years) on contract basis
Leasehold improvements	According to the duration of the lease
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

f)	Intangible assets

•	Real Estate Business

Intangible assets are carried at restated cost as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it applicable. Included in the Intangible assets caption are the following:

•	Concession

Intangible assets include Arcos del Gourmet S.A.´s concession right, which is amortized over the concession life. (see Note 8.B.2.d.).

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of the intangible assets does not exceed their estimated recoverable value at the end of the period/year.

•	Non-Compete Agreement

These expenses were amortized by the straight-line method in 28 months period starting upon December 1st, 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

In the framework of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus considered this intangible asset to be non-recoverable.

g)	Goodwill, net

•	Real Estate Business

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Goodwill, net” caption. Amortizations were classified in the “Amortization of goodwill” caption of the statement of income. Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at the end of the period/year.

h)	Customer advances

•	Real Estate Business

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

i)	Allowances

•	Real Estate Business

Allowance for doubtful accounts: IRSA allows for losses relating to trade receivables, leases and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every period.

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits: IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimates of the outcomes of these matters and IRSA’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

j)	Liabilities in kind related to barter transactions

•	Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the major. Liabilities in kind have been shown in the “Trade accounts payable”.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

k)	Revenue recognition

•	Real Estate Business

1) Revenue recognition of IRSA

•	Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence gain or loss such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the IRSA’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

•	Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 5.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

2)	Revenue recognition of Alto Palermo S.A. (APSA)

•	Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period whether collection has or has not been made.

•	Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99,99996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission’s rights. Revenues are recognized at the time that the transaction is successfully concluded.

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of September 30, 2010 and 2009, and as of June 30, 2010 the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Cash	2,459	5,005	3,665
Foreign currency	80	77	1,261
Banks in local currency	69,505	64,435	19,912
Banks in foreign currency	20,335	5,458	66,487
Checks to be deposited	3,332	5,944	3,938

	95,711	80,919	95,263

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

b.	Investments

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Investments
Mutual Funds (2)	523,331	153,699	142,525
Time deposits	—	—	—
Government Bonds, Bonds and Notes (1)
- Pre 2009 bonds	—	—	—
- Pro 2012 bonds	—	—	—
- Participation trust certificates	—	2,846	10,467
- Certificates of participation - Tarshop Trust	4,550	124,671	182,442
- Allowance for impairment of investments	—	(7,423)	(11,444)
- Global 2010 bonds	162	132	133
- Mortgage Bonds	480	918	1,511
Public shares (1)	11,369	4,075	—
Others investments (1)	16	50	53

	539,908	278,968	325,687

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of September 30, 2010 and June 30, 2010 includes Ps. 115,704 and Ps. 58,965 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Non-current

Investments on controlled and related companies

Law No. 19,550 Section 33 and related parties:

	September 30, 2010	June 30, 2010	September 30, 2009
Agro-Uranga S.A.
Shares	10,706	10,191	8,682
Higher property value	11,179	11,179	11,179

	21,885	21,370	19,861

Cactus Argentina S.A. (“Cactus”)
Shares	—	2,071	18,553
Goodwill	4,978	4,978	4,015
Allowance for impairment of Cactus goodwill	(4,978)	(4,978)	—

	—	2,071	22,568

Exportaciones Agroindustriales Argentinas S.A.
Shares	—	5	99

	—	5	99

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	September 30, 2010	June 30, 2010	September 30, 2009
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (BrasilAgro)
Shares	313,616	290,832	245,759
Higher values (1)	6,887	6,887	6,887
Goodwill	6,965	6,965	3,841
Negative Goodwill	(13,240)	(14,765)	(18,035)

	314,228	289,919	238,452

Banco Hipotecario
Shares	850,693	791,632	647,224
Higher values (2)	9,883	10,570	12,370
Goodwill	10,914	13,278	20,824

	871,490	815,480	680,418

Banco Crédito y Securitización S.A.
Shares	6,094	5,996	5,611

	6,094	5,996	5,611

Manibil S.A.
Shares	27,093	27,228	26,176
Goodwill	10	10	10

	27,103	27,238	26,186

Hersha Hospitality Trust
Shares	211,557	204,553	60,003

	211,557	204,553	60,003

(1)	Corresponds to Ps. 10,596 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 258 of higher value intangible assets, Ps. 20,367 of lower value trade account payables and (Ps.15,629) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 4,887 of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	September 30, 2010	June 30, 2010	September 30, 2009
Tarshop S.A.
Shares	33,492	—	—
Higher values (6)	355	—	—

	33,847	—	—

Advances for shares purchases	53,361	23,735	6,277

	53,361	23,735	6,277

Undeveloped parcels of land:
- Santa Maria del Plata	222,372	204,420	204,097
- Puerto Retiro (1)	66,486	66,551	66,409
- Plot of Land Berutti (2)	54,287	54,237	14,491
- Plot of Land Caballito	40,823	40,630	40,626
- Patio Olmos (3)	33,218	33,218	33,218
- Pereiraola	—	—	24,157
- Torres de Rosario plot of land	13,975	14,230	19,048
- Coto Air Space (5)	14,672	14,672	14,770
- Zetol Plot of Land (4)	14,469	14,348	1,774
- Canteras Natal Crespo	6,479	6,465	6,466
- Pilar	4,066	4,066	4,066
- Torres Jardin IV	—	3,038	3,038
- Vista al Muelle Plot of Land (4)	9,900	8,292	52,794
- Other undeveloped parcels on land	23,928	26,601	19,287

	504,675	490,768	504,241

	2,044,240	1,881,135	1,563,716

	September 30, 2010	June 30, 2010	September 30, 2009
Other Investments

The breakdown for this item is as follow:

Certificates of participation - Tarshop S.A. Trust	—	18,458	9,413
Allowance for impairment of investments	—	(1,165)	(645)
MAT	90	90	90
Coprolán	21	21	21
Other investments	1,146	1,531	95

	1,257	18,935	8,974

(1)	Note 7 B.1.a. to the consolidated financial statements.
(2)	Note 9.B.2.c. to the consolidated financial statements.
(3)	Note 9.B.2.a. to the consolidated financial statements.
(4)	Note 8.B.1.e. to the consolidated financial statements.
(5)	Note 9.B.2.d. to the consolidated financial statements.
(6)	Corresponds only to the higher value of intangible assets

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

c.	Trade accounts receivable

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Debtors from consumer financing	44,975	245,538	93,661
Leases, services and real estate receivables	74,995	76,565	82,820
Checks to be deposited	65,858	67,920	69,666
Debtors from expenses and collective promotion fund	21,231	19,917	31,376
Leases, services and real estate receivables under legal proceedings	43,432	42,117	38,150
Trade accounts receivable – agricultural business	61,837	73,399	46,951
Trade accounts receivable – real estate agricultural business	3,920	3,162	—
Debtors from hotel activities	13,469	11,186	10,172
Documents receivable	4,054	4,207	8,797
Debtors from consumer financing – collection agents	2,351	4,532	2,098
Credit cards receivable	402	877	1,375
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.t.)	8,083	6,500	4,811
Less:
Allowance for doubtful accounts	(79,430)	(114,855)	(120,432)

	265,177	441,065	269,445

Non-current
Debtors from consumer financing	—	25,824	13,842
Leases, services and real estate receivables	16,774	15,553	6,454
Documents receivable	—	399	—
Trade accounts receivable – real estate agricultural business	—	1,597	—
Less:
Allowance for doubtful accounts	—	(1,250)	(1,935)

	16,774	42,123	18,361

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

d.	Other receivables

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Call Option Metropolitan 885 Third Ave. LLC	—	48,461	45,909
Receivables from the sale of shares (1)	—	35,772	34,971
VAT receivables, net	65,930	50,994	44,719
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	14,137	10,876	10,273
Prepaid expenses	42,510	41,003	26,979
Income tax advances and tax credit (net of provision for income tax)	8,538	9,992	17,940
Guarantee deposits re. securitization programs	692	5,427	6,565
Loans granted	1,158	859	7,693
Guarantee of defaulted credits	—	—	3,883
Gross sales tax credit and others	10,748	9,013	4,077
Receivable for services of consumer financing	—	4,880	2,847
Guarantee deposits	3,160	2,611	2,369
Pre-paid insurance	—	79	81
Minimum presumed income tax	473	1,056	7,438
Premiums collected	154	—	212
Financial operations to liquidate	770	512	—
Other tax credits	132	745	202
Prepaid leases	28,907	4,823	15,176
Expenses to be recovered	28	235	4,633
Receivables from stock holders in related companies	1,371	—	—
Others	16,988	24,570	10,258

	195,696	251,908	246,225

(1)	In June 2007, IRSA sold 10% of the shareholding in Solares Santa María S.A. for US$ 10.6 million (on that such date IRSA collected US$ 1.5 million of such amount). The balance will become due in December 2010 and it is supported by a pledge in favor of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	September 30, 2010	June 30, 2010	September 30, 2009
Non-current
Deferred tax	38,203	66,245	60,959
Minimum presumed income tax	93,144	97,025	57,715
VAT receivables, net	59,237	65,088	63,051
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.t.)	14,102	15,010	23,189
Prepaid expenses	2,094	2,609	3,684
Mortgages receivables under legal proceeding	2,208	2,208	—
Allowance for doubtful accounts	(2,208)	(2,208)	—
Gross sales tax credit and others	1,506	935	2,067
Guarantee deposits re. securitization programs	—	—	78
Loans granted	96	195	—
Tax on bank account operations	139	92	—
Income tax advances and tax credit (net of provision for income tax)	1,643	—	—
Escrow Fidelity National Title	59,400	—	—
Call Option – Metropolitan 885 Third Ave. LLC	49,322	—	—
Others	788	1,116	1,765

	319,674	248,315	212,508

e.	Inventories

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2009	September 30, 2009
Current
Agricultural business
Crops	35,024	51,660	21,513
Materials and others	68,115	37,619	47,078
Beef cattle	21,774	16,053	21,753
Unharvested crops	21,564	26,807	12,966
Seeds and fodder	2,356	3,664	2,111
Real estate business
Credit from barter transaction of Terreno Caballito (Koad)	28,031	27,115	19,758
Abril	1,675	1,839	2,112
Inventories (hotel business)	3,210	3,141	2,660
El Encuentro	5,487	5,777	2,141
Horizons	245,718	211,397	—
Credit from barter transaction of Terreno Rosario	9,828	3,379	—
Other inventories	1,448	2,841	1,222
San Martin de Tours	433	433	433
Torres Jardin	3,065	68	68
Torres Rosario	—	8,728	—

	447,728	400,521	133,815

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	September 30, 2010	June 30, 2010	September 30, 2009
Non-Current
Agricultural Business
Beef cattle	140,739	141,602	72,174
Real estate business
Horizons	—	—	131,315
Credit from barter transaction of Terreno Caballito (Cyrsa) (Note 4.t)	25,155	25,155	23,138
Credit from barter of transaction of Terreno Caballito (Koad)	7,227	6,991	15,080
Credit from barter transaction of Terreno Rosario	7,742	7,742	11,121
Credit from barter transaction of Terreno Benavidez	—		9,611
El Encuentro	5,045	6,222	—
Caballito land	6,830	6,794	4,429
Pereiraola lots	8,200	8,200	—
Abril	—	—	824
Cruceros Buildings	—	—	6
San Martin de Tours	—	—	4
Other inventories	1,552	1,512	1,250

	202,490	204,218	268,952

f.	Property and equipment, net

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010	September 30, 2009
Agricultural business	454,137	464,164	441,648
Real estate business
Shopping Center	1,547,557	1,505,363	1,603,485
Office buildings	974,618	979,778	988,109
Hotels	203,353	204,721	213,912
Other fixed assets	136,287	136,195	40,198

	3,315,952	3,290,221	3,287,352

g.	Intangible assets, net

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Concession rights	21,136	41,483	21,888
Saving expenses of contracts in acquired leases	9,984	10,625	13,108
Pre-operating expenses	23,924	24,040	15,400
Tarshop’s customers	—	2,610	2,829
Non-compete agreement	—	9,131	—
Trademarks	361	646	280
Arcos del Gourmet S.A. grant	19,891		—
Others	46	50	—

	75,342	88,585	53,505

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

h.	Goodwill, net

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Goodwill
IRSA	40,108	13,040	41,529
APSA	18,888	10,866	20,313
Torre BankBoston	5,638	5,033	5,846
Della Paolera 265 and Museo Renault	3,073	2,755	3,235
Fibesa S.A.	—	47	1,882
Conil S.A.	507	506	—
Negative goodwill
IRSA	(352,566)	(360,477)	(391,511)
APSA	(42,579)	(25,635)	(45,585)
Palermo Invest S.A.	(43,113)	(24,503)	(41,816)
Empalme S.A.I.C.F.A, y G.	(8,291)	(4,757)	(8,926)
Mendoza Plaza Shopping S.A.	(5,579)	(5,002)	(5,905)
Emprendimiento Recoleta S.A.	(243)	(90)	(318)
Tarshop S.A.	—	(808)	6,743

	(384,157)	(389,025)	(414,513)

i.	Trade accounts payable

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Suppliers	101,896	224,236	171,021
Provisions for inputs and other expenses	87,304	99,593	101,862
Debt related to purchase of farms	26,062	25,181	36,363
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	3,986	2,815	3,153
Liabilities in kind “Horizons”	49,438	46,451	—
Provisions for harvest expenses	725	3,284	164
Others	2,471	2,183	1,037

	271,882	403,743	313,600

Non-Current
Suppliers	10,022	11,210	10,677
Liabilities in kind “Horizons”	—	—	46,451
Debt related to purchase of farms	—	—	22,682
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	14,436	12,158	—

	24,458	23,368	79,810

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

j.	Mortgage payable

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Non-Current
Mortgage payable Bariloche plots of land	—	—	985

	—	—	985

k.	Short-term and long-term debts

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Bank loans	244,410	253,990	293,619
Bank Overdrafts	295,915	609,075	135,671
Short-term debt	—	23,019	—
Foreign financial entities	5,578	4,921	1,297
Seller financing	8,262	15,920	59,546
Non-convertible Notes – IRSA 2017 (1)	5,680	15,393	5,486
Non-convertible Notes Class I	—		15,468
Non-convertible Notes Class II	—	35,324	34,245
Non-convertible Notes Class III	768		—
Non-convertible Notes Class IV	754		—
Non-convertible Notes – IRSA 2020	12,572		—
Non-convertible Notes – APSA US$ 120 M.	8,210	2,702	7,831
Convertible Notes – APSA 2014 US$ 50 M. (Note 4.t.)	1,227	2,719	1,174
Non-convertible Notes – APSA 2011 Ps. 55 M.	44,358	44,165	—
Non-convertible Notes – APSA 2011 US$ 6 M.	26,068	25,813	—
Non-convertible Notes – APSA 2012 Ps. 154 M.	28,171	26,695	28,830

	681,973	1,059,736	583,167

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	September 30, 2010	June 30, 2010	September 30, 2009
Non-Current
Non-convertible Notes Class III	35,532
Non-convertible Notes Class IV	70,422
Non-Convertible Notes IRSA 2017 (1)	444,791	440,670	428,045
Convertible Notes – APSA US$ 120 M.	264,254	261,663	254,333
Bank loans	53,157	52,767	77,488
Non-Convertible Notes IRSA 2020	574,925		—
Convertible Notes – APSA 2014 US$ 50 M. (Note 4.t.)	61,237	60,782	59,399
Non-convertible Notes – APSA 2012 154 M.	25,067	24,848	50,607
Seller financing	64,750	12,436	8,647

	1,594,135	853,166	878,519

l.	Salaries and social security payable

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Provisions for vacation and annual bonus	22,137	47,967	22,110
Social security taxes payable	18,212	11,994	12,857
Salaries payable	423	1,019	529
Others	2,370	504	2,025

	43,142	61,484	37,521

m.	Taxes payable

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
VAT payable, net	8,068	17,308	46,374
Tax payment facilities plan for VAT	—	13,235	37,428
Minimum presumed income tax	8,273	14,127	15,296
Income tax provision, net	36,354	38,213	6,070
Tax on shareholders’ personal assets	6,199	4,360	5,822
Provisions – Gross sales tax payable	6,359	4,729	4,350
ABL moratorium	142	815	—
Minimum presumed income tax moratorium	—	—	883
Tax payment facilities plan for income tax	1,609	1,559	13,083
Tax payment facilities plan for minimum presumed income tax	—	—	482
Tax withholdings	5,200	12,482	9,296
Property tax payable	1	82	212
Gross revenue tax moratorium	1,279	485	458
Others	5,307	1,163	6,080

	78,791	108,558	145,834

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	September 30, 2010	June 30, 2010	September 30, 2009
Non-current
Deferred income tax	242,088	248,722	179,736
Income tax	20,858		1,492
Income tax payable moratorium	16,374	19,145	20,333
Tax on shareholders’ personal assets moratorium	2,315	2,392	2,620
Gross sales tax payable	—	—	1,138
Gross revenue tax moratorium	1,628	1,320	2,234
Tax moratorium – ABL	—	2,372	—
Minimum presumed income tax	8,756	12	4,149

	292,019	273,963	211,702

n.	Advances from customers

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Admission rights	52,434	51,194	47,234
Advanced payments from customers	148,461	141,375	47,439
Leases and service advances (1)	25,691	23,895	21,834

	226,586	216,464	116,507

Non-current
Admission rights	59,199	59,469	61,463
Advanced payments from customers	—	—	64,419
Leases and service advances (1)	29,913	30,924	36,213

	89,112	90,393	162,095

(1)	See note 12.B.2.a to the consolidated financial statements.

(a)	Includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G.

(b)	As of September 30, 2010 and June 30, 2010 includes advances of Ps.8,882 and Ps. 9,501 respectively, received from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

o.	Other liabilities

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Lower value of acquired contracts	378	1,929	14,544
Payables to Nationals Park Administration	2,608	2,589	10,175
Debt to purchase of investments	—	—	4,658
Guarantee deposits	6,440	5,243	4,739
Additional capital contribution payable	—	—	2,298
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	26,987	26,117	5,826
Loans with shareholders of related parties	—	—	2,265
Premiums collected	4,001	595	362
Debt to former minority shareholder of Tarshop S.A.	3,556	3,529	—
Management agreement provision (Note 4.t.)	8,028	7,267	586
Operations to liquidate	319	178	—
Contributed leasehold improvements to be accrued and unrealized gains	451	516	524
Advance from sale of Tarshop S.A.’s shares (Note 4.t)	—	21,070	—
Loan with FyO.Com’s minority shareholder	47	134	134
Others	5,859	4,086	8,406

	58,674	73,253	54,517

	September 30, 2010	June 30, 2010	September 30, 2009
Non-current
Loans with shareholders of related parties	20,564	19,989	63,315
Contributed leasehold improvements to be accrued and unrealized gains	9,396	9,687	10,073
Guarantee deposits	2,667	4,073	4,711
Debt to the former minority shareholders of Tarshop S.A.	2,531	3,322	—
Debts for the purchase of investments		—	—
Hersha’s Option payable	18,814	16,693	—
Additional capital contribution payable	5,940	5,897	—
Advance for concession of rights	3,222	3,166	—
Lowest value of acquired contracts	—	—	378
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	4,125	20	20
Interest in Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	624	—	—
Others	7,778	2,525	3,734

	75,661	65,372	82,231

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

p.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Lawsuits and contingencies	1,347	5,479	2,434

	1,347	5,479	2,434

Non-current
Lawsuits and contingencies	9,620	9,708	8,455

	9,620	9,708	8,455

q.	Unrealized gain

The breakdown for this item is as follow:

	September 30, 2010	September 30, 2009
Unrealized gain on inventories - Beef cattle	16,127	28
Unrealized (loss) gain on inventories - Crops, raw materials and MAT	(4,192)	2,259

Total unrealized gain	11,935	2,287

r.	Financial results, net

The breakdown for this item is as follow:

	September 30, 2010	September 30, 2009
Generated by assets
Income interest
Income interest	5,173	3,171
Interest for asset discount	3,407	(1,660)

Sub-total	8,580	1,511

Other Unrealized gain (loss)
Conversion differences	551	683
Gain on hedging operations	324	2.808
Tax on bank account operations	(2.059)	(1.731)
(Loss) gain on financial operations	(320)	6.230
Others	(16.551)	5

Sub-total	(18.055)	7.995

Generated by Liabilities
Other Unrealized gain (loss)
Others	779	(2.508)

Sub-total	779	(2.508)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

s.	Other income and expenses, net

The breakdown for this item is as follow:

	September 30, 2010	September 30, 2009
Other incomes:
Recovery of allowances	9	73
Lawsuits and contingencies	97	28
Management fee	139	—
Others	453	569

Sub-total Other Income	698	670

Other Expenses:
Tax on shareholders’ personal assets	(3.436)	(3.439)
Lawsuits and contingencies	(388)	—
Unrecoverable VAT receivable	(445)	(130)
Donations	(1.539)	(1.532)
Loss on the sale of other fixed assets	(21)	—
Others	(105)	(1.667)

Sub-total Other Expenses	(5.934)	(6.768)

Total Other income and expenses, net	(5.236)	(6.098)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

t.	Subsidiaries related companies Law No. 19,550 Section 33 and others related parties:

Balances as of September 30, 2010, compared to the balances as of June 30, 2010 and September 30, 2009, held with related companies, persons and shareholders are as follows:

As of September 30, 2010

	Current Trade accounts receivable	Current Other receivables	Non current Other receivables	Inventories Receivable caballito plot of/and barter	Current Trade accounts payable	Non-current Trade accounts payable	Short term debt	Long term debt	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	—	—	—	—	—	—	—	—	(101)	—
Banco Hipotecario S.A. (2)	217	—	—	—	(12)	—	—	—	—	—
Baicom Networks S.A. (2)	—	7	387	—	—	—	—	—	—	—
BrasilAgro (2)	256	—	—	—	—	—	—	—	—	—
Cactus (2)	623	14	—	—	(226)	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	332	35	—	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	693	161	—	—	(113)	—	—	—	(3)	—
Consorcio Libertador S.A. (3)	—	69	—	—	(157)	—	—	—	(4)	—
Consorcio Torre Boston S.A. (3)	1,533	710	—	—	(1,158)	—	—	—	—	—
Consultores Asset Management S.A. (3)	929	19	—	—	(7)	—	—	—	(8,028)	—
Cresca S.A. (4)	267	6,392	—	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,671	—	—	25,155	(1,006)	—	—	—	—	—
Directors (3)	2	360	—	—	(36)	—	—	—	(25,755)	(4,125)
Elsztain Managing Partners Lim (3)	—	—	—	—	—	—	—	—	(35)	—
Estudio Zang, Bergel & Viñes (3)	—	29	—	—	(1,110)	—	—	—	—	—
Fundación IRSA (3)	43	1	—	—	—	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (5)	—	298	—	—	—	—	—	—	—	—
IRSA Developments LP (3)	—	—	—	—	—	—	—	—	(8)	—
IRSA Real Estate Strategies LP (3)	—	—	—	—	—	—	—	—	(8)	—
Hersha Hospitality Trust (2)	—	2,102	—	—	—	—	—	—	—	—
Metroshop S.A. (1)	—	350	—	—	—	(14,436)	—	—	—	—
Museo de los niños S.A. (3)	929	—	—	—	(5)	—	—	—	—	—
Military S.A.	—	9	—	—	—	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	—	(1,225)	(31,271)	—	—
Credits to employees (3)	111	2,875	—	—	(150)	—	—	—	—	—
Puerto Retiro S.A. (2)	60	31	—	—	(6)	—	—	—	—	—
Tarshop S.A. (3)	417	675	13,715	—	—	—	—	—	—	—

Total	8,083	14,137	14,102	25,155	(3,986)	(14,436)	(1,225)	(31,271)	(35,015)	(4,125)

(1)	Direct or indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

As of June 30, 2010

	Current Trade accounts receivable	Current Other receivables	Non current Other receivables	Inventories Receivable caballito plot of/and barter	Current Trade accounts payable	Non-current Trade accounts payable	Short term debt	Long term debt	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	7	39	—	—	(36)	—	—	—	—	—
Banco Hipotecario S.A. (2)	354	—	—	—	(168)	—	—	—	(21,070)	—
Baicom Networks S.A. (2)	—	1	323	—	—	—	—	—	—	—
BrasilAgro (2)	—	—	—	—	(8)	—	—	—	—	—
Cactus (2)	304	—	—	—	(632)	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	883	2	—	—	(10)	—	—	—	(3)	—
Consorcio Libertador S.A. (3)	—	20	—	—	(66)	—	—	—	(4)	—
Consorcio Torre Boston S.A. (3)	595	205	—	—	—	—	—	—	—	—
Consultores Asset Management S.A. (3)	918	29	—	—	(7)	—	—	—	(7,267)	—
Cresca S.A. (4)	182	5,219	—	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,669	8	—	25,155	(1,006)	—	—	—	—	—
Directors (3)	2	169	—	—	(36)	—	—	—	(24,994)	(20)
Estudio Zang, Bergel & Viñes (3)	—	22	—	—	(708)	—	—	—	—	—
Fundación IRSA (3)	41	5	—	—	—	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (5)	—	95	—	—	—	—	—	—	—	—
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—
Metroshop S.A. (1)	—	—	14,687	—	—	(12,158)	—	—	—	—
Museo de los niños S.A. (3)	1,111	—	—	—	(5)	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	—	(2,716)	(60,822)	—	—
Credits to employees (3)	57	2,894	—	—	(128)	—	—	—	—	—
Puerto Retiro S.A. (2)	59	31	—	—	(5)	—	—	—	—	—
IRSA Developments LP (3)	—	—	—	—	—	—	—	—	(8)	—
IRSA Real Estate Strategies LP (3)	—	—	—	—	—	—	—	—	(8)	—
Elsztain Managing Partners Lim (3)	—	—	—	—	—	—	—	—	(27)	—

Total	6,500	10,876	15,010	25,155	(2,815)	(12,158)	(2,716)	(60,822)	(54,454)	(20)

(1)	Direct or indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

As of September 30, 2009

	Current Trade accounts receivable	Current Other receivables	Non current Other receivables	Inventories Credit form barter transaction of Terreno Caballito	Current Trade accounts payable	Short term debt	Long term debt	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	—	—	—	—	(246)	—	—	—	—
Banco Hipotecario S.A. (2)	131	—	—	—	—	—	—	—	—
BrasilAgro (2)	17	—	—	—	—	—	—	—	—
Cactus (2)	21	11	—	—	(722)	—	—	—	—
Canteras Natal Crespo S.A. (4)	208	939	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	514	50	—	—	—	—	—	—	—
Consorcio Libertador S.A. (3)	452	17	—	—	(90)	—	—	—	—
Consultores Asset Management S.A. (3)	701	3	—	—	(10)	—	—	—	—
Cresca S.A. (4)	—	2,013	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,615	19	—	23,138	(983)	—	—	—	—
Directors (3)	—	4,747	—	—	—	—	—	(4,751)	(20)
Estudio Zang, Bergel & Viñes (3)	—	29	—	—	(1,058)	—	—	(3)	—
Fundación IRSA (3)	25	2	—	—	—	—	—	(1,072)	—
Metroshop S.A. (1)	—	2,265	23,185	—	—	—	—	—	—
Metroshop 885 Third Avenue LLC (3)	67	—	—	—	—	—	—	—	—
Museo de los niños S.A. (3)	914	—	—	—	(5)	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	(2,716)	(60,822)	—	—
Credits to employees (3)	6	156	4	—	(26)	—	—	—	—
Puerto Retiro S.A. (2)	39	13	—	—	—	—	—	—	—
Rummaala (2)	101	1	—	—	(13)	—	—	—	—
Vanker Hills S.A. (2)	—	8	—	—	—	—	—	—	—

Total	4,811	10,273	23,189	23,138	(3,153)	(2,716)	(60,822)	(5,826)	(20)

(1)	Direct or indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

The results for the fiscal years ended September 30, 2010 and 2009, held with related companies, persons and shareholders are as follows:

As of September 30, 2010

	Gain from leases	Beef cattle expenses	Fees	Interest Gain (loss)	Other income and expenses and current personal asset’s tax	Administration services	Sales and fees for shared services	Donations
Shareholders In general (5)	—	—	—	—	(83)	—	—	—
Agro –Uranga S.A. (2)	—	—	—	—	14	—	—	—
Cactus (2)	—	(928)	—	—	10	26	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	—	—	—	12	—
Consorcio Torre Boston (3)	—	—	—	—	—	—	80	—
Consorcio Libertador S.A. (3)	3	—	—	—	—	—	31	—
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	39	—
Consultores Asset Management S.A. (3)	—	—	(1,250)	—	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	116	—	—
Cyrsa S.A. (4)	1	—	—	—	—	—	—	—
Directors (3)	—	—	(11,576)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(2,886)	—	—	—	—	—
Fundación IRSA (3)		—	—	—	—	—	—	(496)
Parque Arauco S.A. (3)	—	—	—	(1,978)	—	—	—	—
Credits to employees (3)	—	—	—	34	—	—	—	—
Tarshop S.A	686	—	—	80	—	—	121	—

Total	690	(928)	(15,712)	(1,864)	(59)	142	283	(496)

(1)	Direct or indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

As of September 30, 2009

	Gain from leases	Beef cattle expenses	Fees	Interest Gain/ (loss)	Other income and expenses and current tax on shareholders’ personal assets	Administration services	Salaries and wages	Sales and fees for shared services	Donations
Shareholders in general (5)	—	—	—	—	(116)	—	—	—	—
Agro –Uranga S.A. (2)	—	—	—	—	7	—	—	—	—
Cactus (2)	—	(851)	—	9	7	42	—	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	25	—	—	—	12	—
Consorcio Libertador S.A. (3)	3	—	—	—	—	—	—	6	—
Consultores Asset Management S.A. (3)	—	—	(6,803)	—	—	—	—	—	—
Cyrsa S.A. (4)	39	—	—	—	—	—	—	—	—
Directors (3)	—	—	(3,041)	(2)	—	—	(132)	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(818)	—	—	—	—	—	—
Fundación IRSA (3)	—	—	—	—	—	—	—	—	645
Inversiones Financieras del Sur S.A. (5)	—	—	—	151	—	—	—	—	—
Credits to employees (3)	—	—	—	35	—	—	—	—	—

Total	42	(851)	(10,662)	218	(102)	42	(132)	18	645

(1)	Direct and indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	SEGMENT REPORTING

As of September 30, 2010 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Sale of farms	Others	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	International
Production income	20,295	2,789	2,758	9,301	—	—	—	—	35,143	—	—	—	—	—	—	—	35,143
Cost of production	(19,502)	(3,369)	(5,701)	(6,773)	—	—	—	—	(35,345)	—	—	—	—	—	—	—	(35,345)

Production profit (loss)	793	(580)	(2,943)	2,528	—	—	—	—	(202)	—	—	—	—	—	—	—	(202)

Sales	49,082	4,379	15,192	8,272	—	71,096	13,655	—	161,676	10,979	40,551	149,342	48,565	57,840	—	307,277	468,953
Cost of sales	(42,548)	(4,225)	(15,348)	(8,272)	—	(21,652)	(10,377)	—	(102,422)	(5,972)	(8,629)	(42,616)	(30,265)	(19,415)	—	(106,897)	(209,319)

Sales profit (loss)	6,534	154	(156)	—	—	49,444	3,278	—	59,254	5,007	31,922	106,726	18,300	38,425	—	200,380	259,634

Gross (Loss) profit	7,327	(426)	(3,099)	2,528	—	49,444	3,278	—	59,052	5,007	31,922	106,726	18,300	38,425	—	200,380	259,432

Selling expenses	(8,381)	(411)	(551)	(222)	—	—	(1,955)	—	(11,520)	(696)	(971)	(8,575)	(5,128)	(19,288)	—	(34,658)	(46,178)
Administrative expenses	(3,530)	(1,200)	(2,595)	(350)	—	(2,163)	(778)	—	(10,616)	(9,672)	(9,783)	(15,183)	(9,673)	(5,279)	—	(49,590)	(60,206)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	13,453	—	—	—	—	—	13,453	13,453
Unrealized (loss) gain	(4,063)	20	16,127	—	—	—	(149)	—	11,935	—	—	—	—	—	—	—	11,935
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	5,213	—	5,213	5,213

Operating result	(8,647)	(2,017)	9,882	1,956	—	47,281	396	—	48,851	8,092	21,168	82,968	3,499	19,071	—	134,798	183,649

Assets	364,532	490,267	263,573	46,467	617	3,920	17,458	279,746	1,466,580	731,114	1,135,980	1,931,219	236,368	17,485	1,617,046	5,669,212	7,135,792
Liabilities (2)	42,773	26,526	356	1,072	223	—	5,824	757,031	833,805	363,954	586,705	1,183,994	232,830	28,523	217,589	2,613,595	3,447,400
Non-current investments in other companies (1)	18,320	314,228	178	3,386	—	—	—	—	336,112	27,103	—	—	—	33,847	1,089,142	1,150,092	1,486,204
Increases and transfers of property and equipment and intangible assets	1,858	2,433	4,506	201	—	—	138	680	9,816	14	356	14,760	2,040	90	—	17,260	27,076
Amortization and depreciation	1,225	117	429	174	—	—	58	191	2,194	97	7,485	30,878	3,764	560	—	42,784	44,978

(1)	The balance corresponds to equity interest in BrasilAgro, Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A. and Hersha Hospitality Trust.
(2)	The balance corresponds to equity interest in Cactus; Exportaciones Agroindustriales S. A., included in other debts.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	(continued)

As of September 30, 2009 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Sale of Farms	Non Operating (1)	Subtotal Agricultural business	Development and sale of properties	Office and other	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	Foreign
Production income	5,223	1,134	1,555	5,294	—	—	—	—	13,206	—	—	—	—	—	—	—	13,206
Cost of production	(8,831)	(1,567)	(6,574)	(5,416)	—	—	—	—	(22,388)	—	—	—	—	—	—	—	(22,388)

Production loss	(3,608)	(433)	(5,019)	(122)	—	—	—	—	(9,182)	—	—	—	—	—	—	—	(9,182)

Sales	35,341	2,218	6,035	4,693	—	14,344	—	—	62,631	36,339	41,182	117,062	29,233	43,234	—	267,050	329,681
Cost of sales	(33,050)	(1,711)	(5,669)	(4,693)	—	(11,611)	—	—	(56,734)	(14,887)	(8,700)	(38,122)	(22,649)	(27,740)	—	(112,098)	(168,832)

Sales profit (loss)	2,291	507	366	—	—	2,733	—	—	5,897	21,452	32,482	78,940	6,584	15,494	—	154,952	160,849

(Loss) gross profit	(1,317)	74	(4,653)	(122)	—	2,733	—	—	(3,285)	21,452	32,482	78,940	6,584	15,494	—	154,952	151,667

Selling expenses	(5,701)	(440)	(366)	(94)	—	(457)	—	—	(7,058)	(1,938)	(2,707)	(7,586)	(3,402)	(28,231)	—	(43,864)	(50,922)
Administrative expenses	(6,054)	(1,135)	(3,390)	(598)	—	(465)	—	—	(11,642)	(6,148)	(7,761)	(9,753)	(6,447)	(5,165)	(296)	(35,570)	(47,212)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	10,946	—	—	—	—	—	10,946	10,946
Unrealized gain	2,367	(13)	28	—	—	(95)	—	—	2,287	—	—	—	—	—	—	—	2,287
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	23,509	—	23,509	23,509

Operating results	(10,705)	(1,514)	(8,381)	(814)	—	1,716	—	—	(19,698)	24,312	22,014	61,601	(3,265)	5,607	(296)	109,973	90,275

Assets	435,807	278,729	194,153	46,477	22,576	7,880	7,382	121,642	1,114,646	552,732	1,030,511	1,860,496	238,076	127,475	1,145,354	4,954,644	6,069,290
Liabilities	9,387	93,133	1,873	642	716	6,089	—	347,950	459,790	289,672	360,801	995,973	202,587	233,456	135,098	2,217,587	2,677,377
Non current investments in other companies (1)	17,164	238,452	—	2,697	22,568	0	—	99	280,980	26,186	—	—	—	—	746,032	772,218	1,053,198
Increases and transfers of property and equipment	5,553	3,778	3,777	187	—	201	—	1	13,497	—	—	258,999	—	3,635	—	262,634	276,131
Amortization and depreciation	861	72	470	170	—	140	—	381	2,094	174	6,182	29,939	4,368	1,768	—	42,431	44,525

(1)	The balance corresponds to equity interest in BrasilAgro, Cactus, Agro Uranga S.A., Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A. Manibil S.A. and Hersha Hospitality Trust.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

1.	Ongoing litigation with the city of Villa Mercedes.

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

Irrespective of the above, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

B.	Real Estate Business

1.	Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(continued)

balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April, 2010 LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(continued)

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by Llao Llao Resorts S.A. is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of Llao Llao Resorts S.A. alleging that there has been a material error incurred by the trial court.

In addition, on September 22nd, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. As soon as Llao Llao Resorts S.A. is officially notified of the fees as calculated by the court, it is going to lodge an appeal against them for considering them excessively high.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked Ps. 2,608 under “Other current liabilities – Payables to National Parks Administration”, that is, the amount in Pesos equivalent to the interest claimed by the plaintiff.

NOTE 7:	RESTRICTED ASSETS

A.	Agricultural Business

Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 9.A.1. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 2.5 million, effective through November 11, 2010; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$ 2.0 million, effective through November 11, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$ 1.9 million, effective through November 11, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate 6 months plus 7.0%, being the last of US$ 5.07 due in March 2010.

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to IRSA. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, IRSA entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to IRSA, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of September 30, 2010
República Building	218,602
Terreno Caballito	36,938
Terreno Bariloche	21,900
Terreno Zetol	14,469
Suipacha 652	10,823
Terreno Vista al Muelle	9,900
Terreno Caballito	6,830

d.	IRSA maintains a pledge over CYRSA’s shares

e.

To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A.’s and Vista al Muelle S.A.’s pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

Agreement, as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A.

f.	IRSA has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755.

g.	In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A.. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

h.	IRSA carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

2.	APSA

a.	The Property and equipment account included the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st , 2009) had with NAI INTERNATIONAL ll Inc..

b.	The accounts receivable guarantee deposits resecuritization programs included the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

c.	As of September 30, 2010 under other current receivables, APSA has deposits that are restricted under due to different court attachments.

d.	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2010 amounts to Ps. 36,938 (disclosed in other “Non-current investments- Undeveloped parcels of land”).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

e.	Other current investments account, as of June 30, 2010 included BONTE 2006 bonds for Ps. 34; which were deposited as rental guarantee.

f.	As of June 30, 2010, Tarshop S.A. had granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (CP) according to the following detail:

- To Standard Bank Argentina S.A., CP Al Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan of Ps. 15,371).

- To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan of Ps. 3,724).

- To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII y L, (loan of Ps. 7).

- To Banco Hipotecario S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX y LVI, (loan of Ps. 20,149).

g.	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.” (“APSA”), the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Property and equipment”).

h.	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

On September 30, 2010, the last payment of the VDF’s issued by the Financial Trust was made. At present, such Financial Trust is in the process of liquidation.

i.	As regards the barter commitment described in Note 9.B.2.d.), the delivery and title deed of Air Space Coto is compromised.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

j.	As of June 30, 2010, Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in other receivables and prepaid expenses for an amount of Ps. 217.

NOTE 8:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern

Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay and possibly of up to 100,000 hectares also located in Paraguay, which are derived from the purchase option granted by Carlos Casado to Cresca S.A. It should be mentioned that this option was exercised on September 3rd, 2008.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A.. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A..

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through its affiliate, Agrology S.A.

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

On March 19, 2010 and in connection with the option already exercised related to the Option Property, Cresca S.A. required from Carlos Casado S.A. that 3,614 hectares (out of which 1,807 hectares belonging to Agrology S.A.) be transferred to it. This area will be confirmed when measured before executing the title deed.

As agreed in the Option Agreement, Cresca S.A. will pay Carlos Casado S.A. US$ 350 per hectare or US$ 1.3 million as follows: US$ 0.3 million paid on March 23, 2010; US$ 0.5 million were paid on December 1, 2010 and US$ 0.5 million, on March 1, 2011.

Finally, on June 29, 2010, the title deed was executed for 3,646 hectares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

B.	Real Estate Business

1.	IRSA

a.	Constitution of CYRSA – Horizons Project

In January 2007, IRSA acquired two adjacent plots of land adjacent located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 million, from which US$ 30.3 million will be canceled by handing over certain units of the building to be constructed. As security for compliance, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 (owned property) was mortgaged.

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed by executing the agreements to purchase reaching to date 100% of units to be marketed and received advances, which are disclosed in “Customer advances”.

The purchase-sale price set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

- The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

- Partial cancellation will be on installments payable up to the time of transfer/signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest.

As of September 30, 2010, the percentage of completion of the Horizons project was 86.98% considering the cost incurred in relation to the total estimated project costs.

b.	Acquisition of shares in Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, IRSA, through Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha’s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values. The total purchase price paid was US$ 14.3 million. As part of the agreement, IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010 and March 2010, REIG purchased 8,653,917 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 30.8 million. (4,789,917 for US$ 3.00 per share and 3,864,000 for US$ 4.25 per share).

As of September 30, 2010 IRSA’s interest in Hersha represents 10.85%. On the other hand, upon exercise of the call option and assuming any Company’s interest is not diluted due to newly issued shares, IRSA’s interest in Hersha would be 14.34%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

c.	Acquisition of Metropolitan 885 Third Ave. LLC (“Metropolitan”)

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in Metropolitan 885, a Delaware-based limited liability company, which main asset is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since IRSA’s share in Metropolitan’s losses exceeded its equity interest; IRSA recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing it’s maximum commitment to fund Metropolitan’s operations.

In addition, the put right has been adjusted to its value of US$ 12.5 million as of September 30, 2010 and is included in “Other receivables – Non-Current”.

To facilitate discussions in the framework of a debt renegotiation that Metropolitan 885 Third Ave. LLC aspires to obtain from Royal Bank of Canada, on August 4, 2010, IRSA entered into an Escrow Agreement with agent Fidelity National Title, Insurance Company, and transferred US$ 15 million as a non-mandatory, good-faith deposit for the sole purpose of allowing discussions between the parties to move forward. IRSA has reserved the right to extend the term of the agreement for an indefinite period at its sole criterion.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

d.	Acquisition of shares in Banco Hipotecario S.A.

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., the equivalent of 143,627,987 shares of Banco Hipotecario S.A. (BHSA) in exchange for Ps. 107.6 million of which 78.8 million were paid in July, 2009. The transaction was recognized by the “acquisition method” (see Note 2.j.2. to the Unaudited Basic Financial Statements) generating a gain of Ps. 133.0 million, each year. As a result of these acquisitions, as of June 30, 2009 IRSA had a 21.34% interest in BHSA’s capital stock (excluding treasury shares).

During the year ended June 30, 2010, IRSA (through its subsidiaries) acquired the equivalent of 100,417,816 shares of BHSA for an amount of Ps. 118.7 million of which Ps. 112.6 million were paid as of June 30, 2010 and the balance was paid during this present period. The transaction was recorded by application of the “acquisition method” (See Note 2.j.2. to the Unaudited Basic Financial Statements), a gain in the year of Ps. 70.4 million. As result of this transaction, as of June 30, 2010, the Company’s ownership interest in BHSA was 28.03% (without considering treasury shares).

During the present period, IRSA exercised its preemptive rights and took part in the offer mentioned in Note 12.B.1 acquiring 26,197,564 Class D shares totaling Ps. 36.2 million.

After the above mentioned purchases, as of September 30, 2010, IRSA’s ownership interest in BHSA increased from the 28.03% to 29.78% of BHSA’S capital stock (without considering treasury shares).

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

Exercising its preemptive right, IRSA took part in the offer and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, as of the date of issuance of these Financial Statements, IRSA’s ownership interest in BHSA increased from the 5% as of the end of the fiscal year, to 5.29% (excluding the treasury shares in portfolio).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

By virtue of the provisions arising from the Bank’s by-laws, the shares acquired do not entitle holders to vote or to collect dividends and/or any other distributions.

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA (through Tyrus) acquired by a minimum payment a 100% stake in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay. Later, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

In June, 2009 Liveck acquired, a 90% interest over the shares of the companies Zetol S.A (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

IRSA and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid, the balance will be paid in 5 installments of US$ 1.0 million each with an annual 3.5% compensatory interest calculated on the total outstanding amount tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters to built.

The total price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% interest on the total outstanding amount. As of September 10, 2010 this operation was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman, as applicable), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman, as applicable), would have actually contributed to Zetol and Vista al Muelle until the execution of said purchase and sale.

Both parties have agreed that all the obligations mentioned above shall be rendered ineffectual if the parties entered into a shareholder agreement no later than September 1st, 2010. If no such shareholder agreement is signed, this sale shall be executed and delivered on December 13, 2010.

In December 2009, Vista al Muelle acquired other properties totaling US$ 1.9 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

f.	Tender Offer for the acquisition of Telecom Argentina

In the course of the fiscal year, IRSA (through Torodur S.A.) took part, together with other bidders, in a tender offer procedure for the acquisition of the 50% stake held by Telecom Italia SpA. and Telecom Italia International N.V. (“Grupo Telecom Italia”) in Sofora Telecomunicaciones S.A. (“Sofora”) and of a purchase option for the remaining 50% stake held by Sofora, a company that indirectly holds the majority shareholding in Telecom Argentina. To that end, on June 4, 2010, the Company submitted a binding offer and a letter of credit for US$ 50,0 million for the benefit of Grupo Telecom Italia.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

To guarantee performance of the reimbursement obligations under the above-mentioned letter of credit, a pledge was raised over the Company’s shares in Hersha and approximately US$ 43.5 million in negotiable obligations issued by Alto Palermo and acquired by the Company.

In late July 2010, Grupo Telecom Italia decided not to continue with the process to sell Telecom Argentina and concluded it. Therefore, the pledges raised to secure performance under the letter of credit as described above were lifted.

g.	Merger and spin-off/merger between IRSA and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A. (IBOSA)

IRSA’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

h.	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, and acquired, through a purchase option, the 29.55% interest in APSA and the held of nominal value of US$ 15.5 million of “APSA’s Convertible Note 2014”.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126 million. IRSA transferred US$ 6 million to Parque Arauco S.A., non refundable, as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010 IRSA’s Board of Directors decided to exercise the option, which was materialized after the closing date of these Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

i.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, IRSA closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of IRSA of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first installment falling due in December 2010. As of September 30, 2010 the buyer had effected advanced payments on the first installment for US$ 1.05 million.

j.	Acquisition of Torodur S.A.

In May 2010 IRSA acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, IRSA transferred a 2% ownership interest to CAM Communications LP, at cost.

k.	Acquisition of Unicity S.A.

On September 1st, 2010, and through E-Commerce Latina S.A. (subsidiary of IRSA) acquired a 100% stake in Unicity for US$ 2.53 million. Unicity’s main asset consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and for which it carries a liability to IRSA on the purchase price balance, which as of the date hereof is US$ 9.1 million. On September 28, the debt was capitalized and IRSA received 36,036,000 shares representing 88.61% of Unicity, being held by E-Commcerce the remaining 11.39%

2.	APSA

a.	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009, Tarshop S. A., capitalized irrevocable contributions made by APSA, thus APSA’s participation amounted to 98.5878%.

During January 2010, APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, reaching the 100% of share interest.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

b.	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a two-year security agreement over APSA Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

c.	Merger between Shopping Alto Palermo S.A. (“SAPSA”), Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

SAPSA’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 SAPSA merged into APSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

d.	Acquisition of shares of Arcos del Gourmet S.A.

On November 27, 2009, Alto Palermo S.A. (APSA) acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock establishing the price for the shares representing 40% of the company’s capital stock and votes at US$ 4.3 million and for the remaining 40% at a fixed price of US$ 0.84 million and a variable price equivalent to 20% of the investment required to develop the project until investing US$ 6.9 million.

The remaining unpaid balance as of the date of these unaudited financial statements is made up as follows: (i) one US$ 1 million installment, falling due on November 27, 2011 disclosed in “Long-term debt” and (ii) 20% of the investment required to carry out the project that will be paid off upon the possible increase of the capital required to develop the project, up to the amount of US$ 6.9 million disclosed in “Short-term debt”.

A Consultative Opinion request was filed with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,596 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that such amount will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements. On July 14, 2010, shares pending subscription were subscribed for a total price of Ps. 0,256, an amount that has been fully paid in. Thus, to date, total capital increase resolved by the Shareholders’ Meeting of February 17, 2010, has been fully subscribed and paid in.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

On June 25, 2010, Alto Palermo S.A. (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent at least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at US$ 1.4 million. The option price is US$ 0.4 million, out of which Ps. 0.3 million has been paid as of September 30, 2010. The balance, which matures on October 30, 2010 had already been canceled. In the event, APSA exercised the option, its price will be considered towards the share price.

e.	Merger between Comercializadora Los Altos S. A. and Fibesa S. A.

The Special and Unanimous Shareholders’ Meeting of Fibesa S.A. held on September 30, 2009, resolved the merger into Comercializadora Los Altos S.A. as from July 1, 2009. Thus, a capital increase of Ps. 1,686 in Fibesa’s capital stock was generated.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course. Finally, on August 23, 2010, IGJ (Argentine regulatory agency of business associations) approved the merger.

f.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the parts of the net assets established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction was being subject to certain conditions of precedent fulfillment. The total price of the operation is US$ 20.7 million of which US$ 7.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an Advance for the purchase of fixed assets.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

Once the definitive signature of the net assets transference has taken place, on July 1st, 2010, the remaining amount of US$ 13.6 million will accrue 5% annual interest plus VAT. The interest will be paid in seven annual and consecutive installments, the first due on July 1st, 2011. The capital will be canceled upon paying the last interest installment or upon granting the title deed, whichever later.

On July 1, 2010, Alto Palermo S. A. (APSA) and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. The goodwill mainly includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Considering the goodwill value structure, the Company has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the net assets established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as Suppliers advances.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition, on July 1, 2010, APSA shall start the works i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

g.	Merger between APSA and Shopping Alto Palermo S.A.:

On November 27, 2009, it was held APSA’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in APSA’s merger with Shopping Alto Palermo S.A. as from July 1, 2009, APSA being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

h.	Purchase-Sale of Fibesa S.A. (Fibesa)’s shares:

On August 3, 2009, a share transfer agreement was executed by which APSA sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the Fibesa’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the Fibesa’s capital stock.

Due to the previously mentioned agreements, APSA owns 95% of that company’s capital stock and Shopping Alto Palermo S.A. owned the remaining 5%. Afterwards, due to the merger between APSA and Shopping Alto Palermo S.A., as mentioned in subsection f) of this note, APSA is the owner of 99.99996% of the Fibesa’s shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

i.	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City.

During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A.

j.	Purchase-Sale of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which APSA and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million which was completely cancelled at previous year end.

As a result of the previously mentioned agreement, APSA becomes the owner of 97.5% of such company’s shares, while Fibesa S.A. owns the remaining 2.5%.

k.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, Alto Palermo S. A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	PURCHASE, SALES AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Acquisitions of land in the Republic of Bolivia

a. On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid, US$ 3.8 million on January 22, 2009 date in which the contracts’ protocol was signed and US$ 4.0 million on November 9, 2009. The remainder balance will be paid without interests in November, 2010. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

b. On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.9 million out of which US$ 0.9 million was paid, US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.1 million in November 9, 2009. The remainder balance will be paid without interests in November, 2010. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

c. On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid, US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.0 million in November 9, 2009. The remainder balance will be paid without interests in November 2010. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

B.	Real Estate Business

1.	IRSA

Acquisition of Catalinas Norte plots of land

On December 2009 IRSA acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount payed was Ps. 95.0 million, of which: Ps. 19.0 million was paid together with the sing to the preliminary agreement and the outstanding balance of Ps. 76.0 million was paid at the time of executing and delivering the corresponding title deed, which took place during May, 2010.

Acquisition of the building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA and some American partners entered into a conditional purchase and sale agreement to acquire the property located at 183 Madison Avenue, New York, NY. The investment vehicle is a US-based company, Rigby 183 LLC, which, as soon as the transaction is consummated, will be controlling a 19-story building at 183 Madison Avenue, New York, NY, that spans 22,893 square meters of net leasable area. The price offered was US$ 75.2 million.

The property is located in a Manhattan area known as “Midtown South” that also hosts other famous and prominent venues such as the Empire State Building, Macy’s Herald Square and the Madison Square Garden and boasts one the most significant office and retail markets in addition to excellent commuting alternatives, restaurants, shops and entertainment options.

On August 30, 2010, IRSA transferred US$ 7.3 million, in order to have that amount, together with the amount to be contributed by its partners at Rigby 183 LLC, held in a deposit in the name of the seller, for the agreement signed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

It must be clarified that the transaction has not yet been consummated and that it is subject to certain conditions. Given that the seller is going through bankruptcy proceedings, the requisite court approvals for considering the transaction to have been consummated are still pending. Additionally, Rigby 183 LLC has reserved the right to equal any competitive bid for acquiring the property that may be placed in the framework of the reorganization proceedings against the seller. If this were consummated, the Company would be holding a 49% stake in Rigby 183 LLC’s capital stock.

2.	APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba for the amount of Ps. 32,522.

The building is under a concession agreement, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 223 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed of the property was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. This transaction is recorded as Non-current investments.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future properties: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined that the value of each undertaking is of US$ 1.1 million.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million and constituted certain guarantees in favor of it.

APSA also granted Condominios del Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future building: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

c.	Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

The transaction was executed for a total price of US$ 17.8 million, which were completely cancelled. Such plot of land is disclosed in “Non-current investments”- Undeveloped parcels of land.

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed.

On October 29, 2010, TGLT S.A. completed the initial public offering of its shares on the Buenos Aires Stock Exchange, thus complying with the condition to which the operation was subject.

On November 5, 2010 TGLT S.A. advanced payment of US$ 10.7 million by means of a transfer to an APSA account, while it remains to be executed the title deed to the plot of land mentioned above which should be carried out within 30 days as from complying with the condition mentioned in the preceding paragraph.

d.	Barter with CYRSA S.A.

On September 24, 1997, APSA and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA S.A. (“CYRSA”) 112 parking spaces and the rights to increase the height of the property to build a two tower buildings on the previously mentioned property, upon compliance with certain conditions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storing units equivalent to 25% of storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking spaces that APSA would receive from COTO.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the above mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA that conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

Such investment is included in Non Current Investment – Land Reserves

e.	Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent”. This “Letter of Intent” states its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i)	US$ 0.05 million was settled as prepayment on July 14, 2009,

ii)	US$ 0.1 million was settled upon executing such agreement, and

iii)	US$ 0.35 million will be paid upon executing the title deed.

Advances are included in Property and Equipment, net.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which APSA obtains the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

f.	Plot of land Guaymallén

On March 26, 2010, APSA executed an agreement of purchase without possession by which the Company sells a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million, out of which US$ 0.2 million was collected as prepayment while the remaining balance was settled together with the execution of the title deed on June 24, 2010.

g.	Plot of land Rosario

On April 14, 2010, APSA subscribed an irrevocable offer subject to compliance with a condition precedent (passing the amendment to Ordinance 8080), by which it sells the lot designated as 2 A of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the streets Thedy, Junín and Caseros avenue. The transaction price was fixed at US$ 4.2 million, out of which US$ 1.05 million was collected. The remaining balance of the price will be settled upon executing the title deed.

On May 3, 2010, Alto Palermo S. A. (APSA) subscribed an irrevocable offer to sell the lot designated as 2 E of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the street Rotonda Ingeniero G. Venesia and Caseros Avenue. On September 29, 2010, the title deed was executed.

The transaction price stood at US$ 1.4 million, payable as follows: US$ 0.35 million on May 3, 2010; US$ 0.35 million upon executing the title deed and US$ 0.73 million on May 30, 2011, plus interest at 14% to be accrued as from the date the title deed is executed.

The lots subject to these transactions have been recorded under inventories.

To secure the outstanding price amount, the building will be mortgaged.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of September 30, 2010 and June 30, 2010, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 10,368 and Ps. 9,498 respectively.

As of September 30, 2010 and June 30, 2010, there are no agreements that failed to be complied with for which FyO.Com may have been claimed in its capacity of guarantor.

NOTE 11:	CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

A.	Real Estate Business

1.	IRSA

a.	Convertible Notes – Due date 2017

In February 2007, IRSA issued non-convertible Notes (“Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes (“the Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrues an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non convertible notes-2017 contains customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the IRSA’s Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(continued)

Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a nominal value of US$ 150 million (“Non-convertible Notes Class II”) maturing on July 20, 2020. The issuance price was 97.838% of par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

2.	APSA

b.	Issuance of non-convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

- Issue currency: US dollars.

- Due date: On July 19, 2014,

- Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

- Payment currency: US dollars or its equivalent in pesos.

- Conversion right: the convertible notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(continued)

- Right to collect dividends: the shares underlying the conversion of the convertible notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of September 30, 2010, the holders of Convertible Notes into APSA ordinary shares, have exercised their right to convert them for a total amount of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each.

As of September 30, 2010 Convertible Notes amounted to US$ 47.2 million.

On July 19, 2010, Alto Palermo S.A. settled the interest installment related to the Notes convertible into shares of US$ 50 million, falling due in July 2014, for US$ 2.4 million.

On October 7, 2010, the holders of Notes convertible into APSA’s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for US$ 15.5 million. As from the conversion, the number of Company’s shares goes from 782,064,214 to 1,259,608,411.

b.	Issuance of non-convertibles notes

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semi-annually on May 11 and November 11 of each year as from November 11, 2007.

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of September 30, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(continued)

As of September 30, 2010, IRSA holds Series I Notes for US$ 39.6 million in nominal value and Series II Notes for Ps. 33.2 million in nominal value. On October 12, 2010 IRSA sold its Non-Covertible Notes Serie I. Additionally, Cresud holds Series I Notes for US$ 5.0 million in nominal value.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

The APSA’s Shareholders Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable BADLAR plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of September 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps. 12 million.

c.	Issuance of securities representing short-term debt of Tarshop S.A.

During the current fiscal year ended as of June 30, 2010, Tarshop S.A. requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed US$ 25 million, or equivalent amount in other currencies.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(continued)

On December 28, 2009, the Extraordinary General Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

As of June 30, 2010, Class I was placed for a total nominal value of Ps. 22,720 and Class II for a total nominal value of Ps. 40,000. Class I and II VCPs accrue interest from the issuance date at a nominal annual rate equal to the BADLAR, plus cap-margin of 400 basic points.

Net funds resulting from placing Class I and II were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

NOTE 12:	SIGNIFICANT EVENTS

A.	Agricultural Business

1.	Loan inventories

On August 6, 2008, Agrology S.A. executed a securities loan agreement with Inversiones Financieras del Sur S.A. (IFISA) by which 1,275,022 Global Depository Shares (GRDs) were granted, represented by GRDs representative of 10 shares of common shares with a face value of Ps. 1 per share of IRSA., Inversiones y Representaciones Sociedad Anónima (IRSA).

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology S.A. As regards exercising the political rights (vote), the Parties agreed that Agrology S.A. will grand a power of attorney to IFISA with the respective voting instructions. As regards dividends, IFISA commits itself to transferring forthwith to Agrology S.A. the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

As of the closing date of these financial statements, Inversiones Financieras del Sur S.A. returned 21,080 Global Depositary Shares (GDR’s) to Agrology S.A., represented by Global Depositary Receipts (GDR´s) representative of 10 shares of common stock of Ps. 1 per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

On July 30, 2009, Agrology S.A. made an offer to IFISA to extend the agreed-upon due date of the loan inventories for 360 days, modifying the amount of GDRS of IRSA investments and Representaciones Sociedad Anónima granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A.

On July 25, 2010, Agrology S.A. made an offer that was accepted by IFISA to extend for 360 days the term agreed upon in the previously-mentioned loan of IRSA’s 1,253,942 GDR’s on loan.

On September 8, 2010, Agrology S.A. executed a new agreement with IFISA by which IRSA’S 800,000 GDR’s are granted under the same conditions as above.

B.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda and entitled the BCRA to determine the pertinent rules.

After a series of presentations Banco Hipotecario S.A. submitted the final presentation, in September 2002 and October 2005, the Central Bank of Argentina credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

Exposure to the non-financial public sector

As of September 30, 2010, Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 1,561,157 booked in its financial statements.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities, through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month.

As of September 30, 2010 and 2009 the assistance to the Public Sector reaches 13.0% and 21.4% from total Assets, respectively.

Banco Hipotecario S.A.’s Treasury Shares

In the course of fiscal year 2009 and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario S.A. received treasury shares Class D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of the Banco Hipotecario S.A. resolved to delegate upon the Board of Directors of the bank the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 37.4 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.78% to 30.54%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

b.	Transactions pending solution by the Argentine Antitrust Commission (“CNDC”)

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the CNDC for a consultative opinion on whether IRSA had to notify that transaction or not. The CNDC found that there was an obligation to notify the same, but IRSA appealed that decision. As of the date of issuance of these financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre Bank Boston, on August 30, 2007 IRSA applied to the CNDC for a consultative opinion as to whether IRSA had to notify the transaction. On November 22, 2007 the CNDC stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. The resolution from the matter in court was favorable to the CNDC. As of the date of issuance of these financial statements, IRSA is in process of notificating the operation.

In May 2008 IRSA applied to the CNDC for a consultative opinion concerning to the obligation of notifying the acquisition of Edificio República. The CNDC decided that such notification was required and therefore, in February 2010 IRSA has presented the required documentation notifying the operation. On November 3, 2010, the CNDC authorized the operation.

2.	APSA

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNACIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in Property and Equipment, net.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of September 30, 2010 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

b)	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

On June 12, 2009, Shoppping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shoppping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally Shopping Neuquén S.A. was notified about the registration of the project, so on April 8, 2010 the term of 90 running days to commence the shared works has started. Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90 day term, construction began.

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality of Neuquén.

On November 8, 2010, Shopping Neuquén S.A. was served notice of a resolution issued from the trial styled “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: Administrative Procedural Action” lodged at the High Court of Justice of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such resolution is not firm and Shopping Neuquén S.A. is currently evaluating the procedural recourse to be filed.

c)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

At the end of period/year the amount was pending of accrual and it was disclosed under Other liabilities – Contributed leasehold improvements

d)	Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, APSA executed an agreement with Mr. León Halac (“LH”), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LH participates in developing, under any method, shopping malls of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. APSA, shall pay in consideration of the obligations assumed by the other party a total and definitive price of US$ 2.2 million payable: (1) A down payment of US$ 0.8 million upon executing the agreement and (2) the balance of the price of US$ 1.4 million in 28 monthly consecutive installments, accruing no interest of US$ 0.05 million each, to which income tax withholdings will be added. In all cases, income tax withholdings should also be added.

NOTE 13:	SALES OF BUILDINGS

Real Estate Business

During the three-month period ended September 30, 2009, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 2,751 for a total of Ps. 33.5 million. The gross income generated by these transactions amounted to Ps. 23.8 million.

During the three-month period ended September 30, 2010, there was no sale of office property.

NOTE 14:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

As of September 30, 2010 Cresud and IRSA had made contributions to the capitalization program for executive management that amount Ps. 4,297.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 15:	DERIVATIVE FINANCIAL INSTRUMENTS

Real Estate Business

Futures contracts – Ritelco S.A.

In the course of the period, Ritelco S. A. conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during de fiscal year, the Company booked realized gains for US$ 26 (equivalent to Ps. 103) in the “Other holding results” line of its Income statement.

As of September 30, 2010, Ritelco S. A. carries neither derivatives contracts nor guarantees associated thereto.

NOTE 16:	SUBSEQUENT EVENTS

Real Estate Business

1.	IRSA

a.	Option to acquire an ownership interest in Alto Palermo S.A. (APSA).

On October 15, 2010 the exercise of the option discussed in Note 8.1.h. was consummated through payment of the price balance. As a result, IRSA became the holder of 94.89% of APSA’s capital stock.

b.	Sale of Alto Palermo Notes

On October 12, 2010 IRSA sold Alto Palermo’s Series I Notes for a nominal value of US$ 39.6 million that it had acquired in fiscal year 2009 for US$ 38.1 million.

c.	Acquisition of shares of Hersha

On October 22, 2010 and through REIG, IRSA acquired 2,952,625 ordinary shares in Hersha Hospitality Trust (“Hersha”) at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition, IRSA’s ownership interest in Hersha amounts to 10.7% of Hersha’s outstanding capital. Besides, if the purchase option mentioned in Note 8.B.1.b. were exercised and Hersha failed to issue new shares in favor of third parties, IRSA’s ownership interest in Hersha would amount to 13.63%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	(continued)

2.	APSA

a.	Acquisition of shares of TGLT S.A.

On November 4, 2010, APSA acquired 5,214,662 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

publication in Argentina

Unaudited Basic Financial Statements

Corresponding to the three-month periods

ended September 30, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as of September 30, 2010 and 2009 and June 30, 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2010 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)	September 30, 2009 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 8 a.)	21,102	3,810	5,192
Investments (Note 8 b.)	75,099	24,631	5,282
Trade accounts receivable, net (Note 8 c.)	83,717	85,492	39,246
Other receivables (Note 8 d.)	116,655	61,916	65,771
Inventories (Note 8 e.)	127,688	100,454	83,562

Total Current Assets	424,261	276,303	199,053

Non-Current Assets
Other receivables (Note 8 d.)	65,477	60,214	30,654
Inventories (Note 8 e.)	140,739	141,602	72,174
Investments on equity investees (Note 8 b.)	1,780,064	1,800,764	1,595,643
Other investments (Note 8 b.)	85,248	82,042	72,721
Property and equipment, net (Schedule A)	315,212	289,991	283,855
Intangible assets, net (Schedule B)	22,131	1,071	1,298

Total Non-Current Assets	2,408,871	2,375,684	2,056,345

Total Assets	2,833,132	2,651,987	2,255,398

	September 30, 2010 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)	September 30, 2009 (Notes 1 and 2)
LIABILITIES
Current Liabilities
Trade accounts payable (Note 8 f.)	76,156	83,126	54,277
Short-term debt (Note 8 g.)	406,275	449,311	226,271
Salaries and social security payable (Note 8 h.)	17,237	23,330	5,033
Taxes payable (Note 8 i.)	9,179	4,659	4,758
Other liabilities (Note 8 j.)	77,121	42,612	2,294

Total Current Liabilities	585,968	603,038	292,633

Non-Current Liabilities
Long-term debt (Note 8.g.)	105,954	—	—
Taxes payable (Note 8 i.)	91,383	75,822	60,710
Other liabilities (Note 8 j.)	4,018	3,166	—
Provisions (Schedule E)	1,671	1,768	1,771

Total Non-Current Liabilities	203,026	80,756	62,481

Total Liabilities	788,994	683,794	355,114

SHAREHOLDERS’ EQUITY	2,044,138	1,968,193	1,900,284

Total Liabilities and Shareholders’ Equity	2,833,132	2,651,987	2,255,398

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the three-month periods beginning as from July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
Production income:
Crops	20,295	4,236
Beef cattle	2,758	1,555
Milk	9,301	5,294

Total production income	32,354	11,085

Cost of production (Schedule F.2)
Crops	(19,575)	(6,201)
Beef cattle	(5,701)	(6,574)
Milk	(6,773)	(5,416)

Total cost of production	(32,049)	(18,191)

Production gain (loss)	305	(7,106)

Sales
Crops	49,082	33,547
Beef cattle	15,192	6,035
Milk	8,272	4,693
Establishments	71,096	—
Other	4,237	1,893

Total sales	147,879	46,168

Cost of sales
Crops (Schedule F.1)	(42,548)	(31,352)
Beef cattle (Schedule F.1)	(15,348)	(5,669)
Milk (Schedule F.1)	(8,272)	(4,693)
Establishments	(21,652)	—
Other (Schedule F.1)	(1,938)	(403)

Total cost of sales	(89,758)	(42,117)

Sales profit	58,121	4,051

Gross (loss) profit	58,426	(3,055)

Selling expenses (Schedule H)	(10,588)	(5,408)
Administrative expenses (Schedule H)	(8,998)	(9,834)
Unrealized gain on inventories-beef cattle (Schedules F.1 and F.2)	16,127	28
Unrealized (loss) gain on inventories-crops, raw materials and MAT	(4,153)	2,020

Operating gain (loss)	50,814	(16,249)

Financial results:
Generated by assets:
Exchange gains	449	2,459
Interest income (Note 8.k)	4,255	4,426
Other unrealized gain (Note 8.k)	484	5,121

	5,188	12,006

Generated by liabilities:
Exchange gains	279	(1,092)
Interest income (Note 8.k)	(11,594)	(7,682)
Other unrealized loss	(1,250)	(153)

	(12,565)	(8,927)

Other income and expenses, net:
Shareholders’ Personal asset tax	(2,200)	(2,032)
Others	520	515

	(1,680)	(1,517)

Gain on equity investees (Note 8 l.)	30,595	75,613
Management agreement fees (Note 5)	(5,761)	(6,803)

Net income before income tax	66,591	54,123

Income tax (Note 6)	(14,741)	7,704

Net income for the period	51,850	61,827

Earnings per share:
Basic (Note 9)	0.10	0.13
Diluted (Note 9)	0.09	0.12

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the three-month periods beginning as from July 1, 2010 and 2009 and ended September 30, 2010 and 2009 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions						Retained earnings		Retained earnings	Translation differences	Total as of September 30, 2010
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1)	Subtotal	Legal Reserve	New Projects Reserve
Items	Common stock	Treasury stock	Common stock	Treasury Stock
Balances as of June 30, 2009	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	126,893	36,681	1,812,884

Transitory conversion differences for the period	—	—	—	—	—	—	—	—	—	25,573	25,573
Net income for the period	—	—	—	—	—	—	—	—	61,827	—	61,827

Balances as of September 30, 2009	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	188,720	62,254	1,900,284

Balances as of June 30, 2010	496,560	5,001	164,561	1,657	879,331	1,547,110	23,023	143,928	187,683	66,449	1,968,193

Transitory conversion differences for the period	—	—	—	—	—	—	—	—	—	24,095	24,095
Net income for the period	—	—	—	—	—	—	—	—	51,850	—	51,850

Balances as of September 30, 2010	496,560	5,001	164,561	1,657	879,331	1,547,110	23,023	143,928	239,533	90,544	2,044,138

(1)	See notes 2.q. and 16.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow

Corresponding to the three-month periods beginning as from July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	18,364	15,991
Cash and cash equivalents at the end of the period	37,126	7,609

Net Increase (decrease) in cash	18,762	(8,382)

Causes of changes in cash and cash equivalents
Operating activities
Net Income for the period	51,850	61,827
Income tax	14,741	(7,704)
Accrued interest during the period	9,319	1,782
Adjustments made to reach net cash flows from operating activities
Gain on equity investees	(30,595)	(75,613)
Increase in allowances and provisions	12,263	(251)
Depreciations of Property and Equipment	1,761	1,478
Depreciations of Intangible Assets	188	—
Unrealized loss on Inventories	(11,974)	(2,048)
Financial results, net	(2,587)	(5,401)
Gain on the sale of fixed assets	(3,920)	—
Changes in operating assets and liabilities
(increase) decrease in current investments	(46,503)	5,398
Decrease in trade accounts receivable	7,312	7,528
(Increase) decrease in other receivables	(51,193)	6,368
(Increase) decrease in inventories	(281)	11,003
Decrease in social security payable and taxes payable	(1,270)	(1,297)
Decrease in trade accounts payable	(18,278)	(6,367)
Increase in other debts	24,050	450
Dividends collected	141	117

Cash flows applied to operating activities	(44,976)	(2,730)

Investing activities
Increase in interest on equity method investees (except IRSA)	(2,777)	(35,412)
Acquisition and upgrading of fixed assets	(6,930)	(4,325)
Sale of fixed assets	17,855	—
Incorporated cash by merger	579	1,161

Cash flows provided by (applied to) investing activities	8,727	(38,576)

Financing activities
Increase in financial loans	113,208	10,065
Decrease in financial loans	(163,121)	(26,610)
Issuance of Non-convertible Notes (Note 20)	104,924	49,469

Cash flows provided by financing activities	55,011	32,924

Net increase (decrease) in cash and cash equivalents	18,762	(8,382)

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow (Continued)

Corresponding to the three-month periods beginning as from July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	290	244
Increase in related companies interest by a decrease in trade account receivables	(3,541)	—
Increase in related companies interest by an increase in other current liabilities	926	—
(Increase) Decrease in non-current investments by transitory conversion differences	(24,095)	25,573
Increase in non-current investments through a decrease in other receivables	—	6,593

	September 30, 2010	September 30, 2009
Complementary information
Interest paid	4,858	5,604
Income tax paid	1,702	2,861

	September 30, 2010	September 30, 2009
Balances incorporated by merger (Note 14)
- Trade account receivables	9,134	1,632
- Other receivables	9,431	1,360
- Inventories	14,408	3,214
- Property and equipment	37,622	5,835
- Intangible assets	1,511	—
- Non-current Investments	(63,631)	(10,777)
- Trade account payables	(7,132)	(408)
- Salaries and social security payable	(111)	(37)
- Tax payables	(408)	(523)
- Provisions	(258)	(1,457)
- Loans	(1,145)	—

Incorporated cash	(579)	1,161

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

Corresponding to the three-month periods beginning as from July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b.	The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for year ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until September 30, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

The rate used for restatement of items until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

c.	Comparative Information

Amounts as of June 30, 2010 and September 30, 2009, which are disclosed in these financial statements for comparative purposes have been taken from the financial statements as of such dates.

These financial statements have been prepared giving effect to the spin-off – merger mentioned in Note 14.2; consequently, the stand-alone financial statements as of September 30, 2010 are not comparable with those issued as of June 30, 2010 and September 30, 2009.

d.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for lawsuits and contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

e.	Adoption of the International Financial Reporting Standards

The National Securities Commission, through the Resolution 562, has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or negotiable obligations, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1st, 2012. On April 29, 2010, the Company´s Board of Director has approved the specific implementation plan to the application of IFRS.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	MORE RELEVANT ACCOUNTING POLICIES

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the period/ fiscal year.

c.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value net of sales expenses as of the end of the period. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.k. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

d.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

e.	Credits and short-term debts

Credits and short-term debts have been valued at nominal value plus accrued interest at the end of the period/fiscal year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the initial measurement.

f.	Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale of US dollars and receivable.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations are included under the Financial Results.

g.	Other receivables and liabilities

Other current receivables (except VAT receivables) have been valued at face value plus the financial results accrued at the end of the corresponding period/fiscal year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT receivables have been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

h.	Balances corresponding to financial transactions and receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.	Inventories

1)	Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each period/fiscal year-end.

Include:

•	Unharvested crops

•	Calves

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

2)	Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period/fiscal year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each period/fiscal year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each period/fiscal year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Farming Products – Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period/fiscal year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen – Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

6)	The remaining inventories were valued at their replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values as of each period/fiscal year-end.

j.	Long term investments in other companies

1.	Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/fiscal year.

Interests in subsidiaries and affiliates as of September 30, 2010 are as follows:

Subsidiaries and affiliates	% Equity interest
Agrology S.A. (Nota 13.1.b)	100.00
FyO.Com (1)	65.85
Cactus (Nota 13.2.a)	48.00
Agro – Uranga S.A.	35.72
IRSA (Nota 13.2.b)	50.60
BrasilAgro (Nota 13.1.a)	23.24
FyO Trading	3.63
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	0.44
Agrotech S.A. (Nota 13.2.e)	97.00
Pluriagro S.A. (Nota 13.2.e)	97.00
Northagro S.A. (Nota 13.2.e)	97.00
(1) It’s the owner of the 96.37% of the FyO Trading shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

2.	Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. This implies identifying and determining the current values of assets and liabilities acquired, a process requiring complex judgments and significant estimations.

3.	Goodwill

- Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/fiscal year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

- Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the reaming useful life of identifiable assets acquired subject to depreciation.

The useful lives of negative goodwill generated by IRSA acquisition was established between 20 to 30 years. The useful life for the negative goodwill generated by the acquisition of an interest in BrasilAgro was established at 5 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

k.	Other investments

- Investments in debt securities

IRSA and APSA’s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company intends to hold them to maturity.

l.	Property and Equipment

Property and equipment were valued at its acquisition cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Depreciations have been calculated by the straight-line method based on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of ANTA incorporated by merge as mentioned in Note 14.2.

Depreciation for the fiscal year was calculated based on the remaining concession term.

The value of these assets does not exceed its economic use value as of period/fiscal year-end.

m.	Intangible assets

Pre-operating expenses resulted from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the statement of income.

The company, through the merger into ANTA mentioned in Note 14.2. among other goods and rights, has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under Resolution No. 190/99 and Bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

The amortization of the concession right of ANTA is calculated according to its duration, whose remaining time is 29 years.

Among other obligations ANTA has to invest Ps. 16,000 in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 22 was renegotiated.

The value of these assets does not exceed their estimated recoverable value at the end of the period/fiscal year.

n.	Provisions

- Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

- Provision for lawsuits and contingencies: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

The evolution of provisions during the period/fiscal year is detailed in Schedule E.

At the date of issuance of these financial statements, the Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

o.	Shareholders’ equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b.

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 19).

q.	Paid-in capital

- Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

- Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

r.	Conversion of financial statements of companies located abroad

- Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period/year-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

- Integrated companies

Assets and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the period/year-end. Assets and liabilities denominated in foreign currency prior-year end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain on equity investees” from the Statements of Income.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

s.	Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The results of closed positions are recognized as a difference between the exercise price and their close year; and the results of open positions are recognized at the period-end, as the difference between their exercise price and the market price for futures, and as a difference between the exercise premium and the market price for options in the same condition.

The charges for consumption of assets were determined based on the values of such assets. The rest of the results for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%) (Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

u.	Minimum presumed income tax

The Company determines the minimum presumed income tax applying the prevailing rate of 1% on computable assets at period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period/year will be the higher of these two taxes.

However, if the minimum presumed income tax exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

The Company has recognized the minimum presumed income tax accrued in the period and paid in previous years as a credit, because it considers that it may be computed as payment on account of income tax in future periods.

v.	Issuance of debt expenses

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated amortization method.

Amortizations have been recorded under “Financial results, net” in the Statements of Income as a greater financing expense

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Face value	Subscribed Face value	Paid-in Face value
Common and treasury stock as of June 30, 2008	501,531,865	501,531,865	501,531,865
Exercise of Options (Note 16) - Fiscal Year 2009	6,745	6,745	6,745
Exercise of Options (Note 16) - Fiscal Year 2010	21,898	21,898	21,898

Common and treasury stock as of September 30, 2010 (1)	501,560,508	501,560,508	501,560,508

(1)	As of September 30, 2010, there are 5,000,754 own treasury shares that were acquired during the previous fiscal year.

As of September 30, 2010, the capital authorized to be publicly offered is formed of 501,560,508 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of September 30, 2010 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
Soybean	816	—	—	—	110
US$	—	—	—	— (a)	(319)

Sell
Corn	11,600	318	—	—	(622)
Soybean	27,900	1,094	—	—	(3,939)
Wheat	1,000	27	—	—	(98)
US$	—	—	—	— (b)	700

Options
Purchase Call
Soybean	28,900	1,662	(899)	(3,578)	(2,679)
Corn	6,200	198	(129)	(364)	(235)
Wheat	500	6	(13)	(4)	9

Sell Put
Corn	2,400	(49)	45	52	7
Soybean	5,500	(93)	175	89	(86)
Wheat	500	(3)	13	13	—

Total	85,316	3,160	(808)	(3,792)	(7,152)

(a)	Corresponds to a future of purchase of US$ 7.1 million in Santander Rio bank with mature date on December 15, 2010. Loss generated as of September 30, 2010 is included in Financial Results of the Statement of Income.
(b)	Corresponds to a future of sell of US$ 7.1 million in Santander Río bank with mature date on December 15, 2010. Gain generated as of September 30, 2010 is included in Financial Results of the Statement of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of September 30, 2009 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Sell
Corn	900	24	—	—	72
Soybean	36,200	1,377	—	—	3,246
Wheat	10,000	266	—	—	(524)
US$	—	—	—	— (a)	4,490

Options
Purchase Call
Soybean	10,880	—	540	17	(523)

Sell Call
Soybean	20,920	505	(789)	(265)	524
Corn	9,500	141	(132)	(49)	83

Purchase Put
Soybean	10,880	—	408	195	(213)

Sell Put
Soybean	4,760	—	(76)	(48)	28

Total	104,040	2,313	(49)	(150)	7,183

(a)	Corresponds to: a future of Sell of US$ 19.5 million composed of: (i) US$ 5 million and US$ 3.5 million with Standard Bank due on March 31, 2010 and April 30, 2010 respectively; (ii) US$ 2 million with Itau Bank due on April 30, 2010; and (iii) two of US$ 4.5 million with APSA due on December 31, 2009. Gain generated as of September 30, 2009 is shown within Financial results of the Statement of Income.

Crops: As of September 30, 2010 and 2009 the Company recognized results of Ps. 12,250 (loss) and Ps. 1,850 (income), respectively, to reflect the closing of the transactions carried out during such periods. This results are disclosed as part of the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of September 30, 2010 and 2009 the Company recognized results Ps. 324 (income) and Ps. 4,366 (income), respectively, for those transactions carried out during such periods. These results are disclosed as part of the line “Financial Results – Generated by assets – Other unrealized gain” in the Statements of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management agreement is held by Consultores Asset Management S.A.

The financial statements as of September 30, 2010 and 2009 include a charge in the Statements of Income by this concept for Ps. 5,761 and Ps. 6,803 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax assets and liabilities, during the three-month period ended September 30, 2010 are detailed in the following table:

	Cumulative tax loss carryforwards	Cash in foreign currency	Investments	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30,2010	13,365	(38)	—	(49,091)	(42,214)	4,548	(73,430)
Incorporated by merger	638	496	—	161	—	—	1,295
Gain (loss) recognized	4,810	(475)	—	(19,086)	(2,962)	2,972	(14,741)

Balance as of September,2010	18,813	(17)	—	(68,016)	(45,176)	7,520	(86,876)

As of September 30, 2010, net liabilities at period-end as per the information included in the preceding table amount to Ps. 86,876.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2010 are detailed in the following table:

	Cumulative tax loss carryforwards	Cash in foreign currency	Investments	Fixed Assets	Inventories	Provisions	Total
Initial Balance	261	(437)	—	(43,603)	(21,795)	302	(65,272)
Incorporated by merger	—	—	(8)	(95)	(929)	510	(522)
Gain (loss) recognized	13,104	399	8	(5,393)	(19,490)	3,736	(7,636)

Closing balance	13,365	(38)	—	(49,091)	(42,214)	4,548	(73,430)

As of June 30, 2010, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 73,430.

The Company in accordance with the accounting standards has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets, which as of the end of the period amounts to Ps. 80,040. The above-mentioned liability would probably be reverted according to the detail that follows:

Term	Total
1 year	4,559
2 years	4,089
3 years	4,088
Over 3 years	56,437
No term	10,867

Total	80,040

Cumulative tax loss carryforwards recorded by the Company which are pending of utilization at period-end amount to approximately Ps. 53,750 and may be offset by taxable income of future years, as follows:

Origination year	Amount	Expiration year
2009	2,213	2014
2010	37,796	2015
2011	13,741	2016

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

Minimum presumed income tax credits booked by the Company, which were pending to use as of the period-end, amount to Ps. 34,354 and under current regulations, they may be offset by taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2005	2	2015
2006	1,964	2016
2007	5,401	2017
2008	10,796	2018
2009	6,247	2019
2010	7,753	2020
2011	2,191	2021

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	September 30, 2010	September 30, 2009
Net income before income tax	66,591	54,123
Tax rate	35%	35%

Net income at tax rate	23,307	18,943
Permanent differences at tax rate:
Restatement into constant currency	1,962	31
Donations	16	1
Results from equity investees companies	(11,509)	(27,115)
Shareholders’ personal asset tax	770	711
Miscellaneous permanent differences	195	(275)

Income tax expense	14,741	(7,704)

During this period the income tax rate was 35%.

A reconciliation between the tax recognized and that which was determined tax for fiscal purposes is as follows:

Description	September 30, 2010	September 30, 2009
Total income tax expense	14,741	(7,704)

Transitory differences
- Additions
Cumulative tax loss carry-forwards	4,810	6,823
Cash in foreign currency	(475)	492
Investments	—	8
Fixed assets	(19,086)	78
Inventories	(2,962)	220
Provisions	2,972	83

Total income tax determined for fiscal purposes	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of September 30, 2010 and 2009 and June 30, 2010 with subsidiaries, related companies and related parties are as follows:

As of September 30, 2010:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Non-Current Other receivables	Current Trade accounts payable	Current Other liabilities
Acres (1)	—	—	262	6	264	—	—
Agro –Uranga S.A. (2)	—	—	—	—	—	—	(101)
APSA (1)	606	10,283	—	26,772	—	—	(18,520)
Banco Hipotecario S.A. (2)	—	—	—	—	—	(12)	—
Cactus (2)	—	—	322	14	—	(223)	—
Consultores Asset Management S.A. (3)	—	—	94	—	—	—	(8,028)
Cresca S.A. (4)	—	—	533	—	—	—	—
Cyrsa S.A. (4)	—	—	21	—	—	(46)	—
Directors (3)	—	—	—	191	—	—	(606)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(325)	—
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	35,133	46	—	(9,799)	(926)
Inversiones Financieras del Sur S.A. (3)	—	—	5	—	—	—	—
IRSA (1)	1,860	74,944	—	12,715	—	—	(43,548)
Northagro S.A. (1)	—	—	—	317	—	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(3)	—
Ombú (1)	—	—	—	—	7,650	—	—
Panamerican Mall (1)	—	—	—	—	—	(5)	—
Pluriagro S.A. (1)	—	—	—	317	—	—	—
Credits to employees (3)	—	—	—	785	—	—	—
Tarshop S. A. (1)	—	—	167	—	—	—	—
Yatay (1)	—	—	—	—	3,935	—	—
Yuchán (1)	—	—	—	—	5,261	—	—

Total	2,466	85,227	36,537	41,163	17,110	(10,413)	(72,802)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2010:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Non-Current Other receivables	Current Trade accounts payable	Current Other liabilities
Acres (1)	—	—	61	—	—	—	—
Agro –Uranga S.A. (2)	—	—	—	39	—	(3)	—
Aguaribay (1)	—	—	—	—	131	—	—
ANTA (1)	—	—	1,574	—	—	(1)	—
APSA (1)	215	9,847	—	16,230	—	(6,019)	—
Banco Hipotecario S.A. (2)	—	—	—	—	—	(9)	—
BrasilAgro (2)	—	—	—	—	—	(8)	—
Cactus (2)	—	—	286	—	—	(542)	—
Caldén (1)	—	—	—	—	131	—	—
Consultores Asset Management S.A. (3)	—	—	101	—	—	—	(7,267)
Cresca S.A. (4)	—	—	364	—	—	—	—
Cyrsa S.A. (4)	—	—	21	—	—	(46)	—
Directors (3)	—	—	—	—	—	—	(582)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(132)	—
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	28,645	24	—	(9,649)	—
IGSA (1)	—	—	30	—	—	—	—
IRSA (1)	4,616	72,174	—	6,748	—	(3,604)	(32,917)
Itín (1)	—	—	—	—	2,926	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(3)	—
Ñandubay (1)	—	—	—	—	2,396	—	—
Ombú (1)	—	—	—	—	2,177	—	—
Credits to employees (3)	—	—	—	551	—	—	—
Tarshop S. A. (1)	—	—	678	—	—	—	—
Yatay (1)	—	—	—	—	3,857	—	—
Yuchán (1)	—	—	—	—	5,157	—	—

Total	4,831	82,021	31,760	23,592	16,775	(20,016)	(41,839)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of September 30, 2009:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Current Trade accounts payable	Current Other liabilities
Agrology S.A. (1)	—	—	189	—	—	—
Acres (1)	—	—	1,969	—	—	—
ANTA (1)	—	—	—	—	(1,782)	—
APSA (1)	588	8,583	—	1,801	(604)	—
BrasilAgro (2)	—	—	17	—	—	—
Cactus (2)	—	—	—	11	(716)	—
Consultores Asset Management S.A. (3)	—	—	105	—	—	(586)
Cresca S.A. (4)	—	—	—	442	—	—
Cyrsa S.A. (4)	—	—	—	—	(30)	—
Directors (3)	—	—	—	—	—	(273)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	(508)	—
Fundación IRSA (3)	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	9,213	24	—	—
Helmir S.A. (1)	—	—	23	—	—	—
IBOSA (1)	—	—	—	—	(660)	—
IRSA (1)	1,805	64,117	—	—	(471)	—
Credits to employees (3)	—	—	—	135	—	—
Shopping Alto Palermo	—	—	—	—	(2)	—
Tarshop S. A. (1)	—	—	204	—	—	—

Total	2,393	72,700	11,720	2,413	(4,773)	(1,932)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the periods ended September 30, 2010 and 2009 are as follows:

As of September 30, 2010:

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest Gain (loss)	Administration services	Others
Acres (1)	—	—	—	—	—	198	—
APSA (1)	9,295	—	—	—	389	—	—
Cactus (2)	—	—	—	(928)	—	26	3
Consultores Asset Management S.A. (3)	—	—	(5,761)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	231	—
Estudio Zang, Bergel & Viñes (3)	—	—	(433)	—	—	—	—
FyO.Com (1)	—	—	—	—	51	—	(163)
IRSA (1)	3,990	—	—	—	2,330	—	(169)
Ombú (1)	—	—	—	—	96	—	—
Tarshop S.A. (1)	142	—	—	—	—	—	—
Yatay (1)	—	—	—	—	50	—	—
Yuchán (1)	—	—	—	—	67	—	—

Total	13,427	—	(6,194)	(928)	2,983	455	(329)

(1)	Direct or indirect subsidiaries
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

As of September 30, 2009:

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest Gain (loss)	Administration services	Others
ANTA (1)	—	—	—	—	—	—	(3,527)
APSA (1)	(89)	—	—	—	378	—	1,558
Cactus (2)	—	—	—	(851)	9	42	1
Consultores Asset Management S.A. (3)	—	—	(6,803)	—	—	—	—
Directors (3)	—	(132)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(129)	—	—	—	—
FyO.Com (1)	—	—	—	—	123	—	(139)
IBOSA (1)	—	—	—	—	—	(9)	(462)
IRSA (1)	(229)	—	—	—	2,706	—	—
Credits to employees (3)	—	—	—	—	1	—	—
Tarshop S.A. (1)	33	—	—	—	—	—	—

Total	(285)	(132)	(6,932)	(851)	3,217	33	(2,569)

(1)	Direct or indirect subsidiaries
(2)	Related companies
(3)	Related parties

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of September 30, 2010 and 2009, and June 30, 2010 the principal items of the financial statements are as follows:

a. Cash and banks

The breakdown for this item is as follows:	September 30, 2010	June 30, 2010	September 30, 2009
Cash in local currency	117	110	100
Cash in foreign currency (Schedule G)	44	55	67
Local currency checking account	2,444	2,884	2,951
Foreign currency checking account (Schedule G)	17,855	477	1,014
Local currency saving account	423	125	124
Foreign currency saving account (Schedule G)	219	159	204
Checks to be deposited	—	—	732

	21,102	3,810	5,192

b. Investments

The breakdown for this item is as follows:	September 30, 2010	June 30, 2010	September 30, 2009
Temporary investments
Temporary investments (Schedules C and G)	75,099	24,631	5,282

	75,099	24,631	5,282

Long term investments in other companies
Investments on investees (Note 13 and Schedule C)	1,780,064	1,800,764	1,595,643

	1,780,064	1,800,764	1,595,643

Other investments
Other investments (Schedules C and G)	85,248	82,042	72,721

	85,248	82,042	72,721

c. Trade accounts receivable, net

The breakdown for this item is as follows:	September 30, 2010	June 30, 2010	September 30, 2009
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	36,537	31,760	11,720
Trade accounts receivable (Schedule G)	43,180	44,010	20,304
Trade accounts receivable – real estate (Schedule G)	3,920	2,821	7,382
Trade accounts receivable under legal proceedings	322	341	341
Checks to be deposited	428	7,190	—
Less:
Allowance for doubtful accounts (Schedule E)	(670)	(630)	(501)

	83,717	85,492	39,246

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

d. Other receivables

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
VAT receivables, net	24,031	15,506	32,732
Income tax credit and advances	—	6,444	5,093
Minimum presumed income tax credit	8,266	—	3,729
Prepaid leases	28,907	4,823	15,176
Prepaid expenses	5,941	3,816	355
Guarantee deposits (Note 4 and Schedule G)	3,160	2,611	2,369
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	41,163	23,592	2,413
Operations to liquidate	770	512	—
Gross sales tax credit	1,263	469	431
Premiums paid (Note 4 and Schedule G)	154	—	212
Others	3,000	4,143	3,261

	116,655	61,916	65,771

Non-current
Minimum presumed income tax	34,354	30,763	23,551
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	17,110	16,775	—
VAT receivables, net	14,013	12,676	7,103

	65,477	60,214	30,654

e. Inventories

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Unharvested crops	10,506	11,166	5,401
Materials and others	58,031	28,222	35,299
Beef cattle	21,774	16,053	21,753
Crops	35,021	41,566	19,041
Seeds and fodder	2,356	3,447	2,068

	127,688	100,454	83,562

Non-Current
Beef cattle	140,739	141,602	72,174

	140,739	141,602	72,174

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

f. Trade accounts payable

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Suppliers (Schedule G)	45,594	40,280	23,763
Provisions for inputs and other expenses (Schedule G)	19,424	20,503	25,585
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	10,413	20,016	4,773
Provision for harvest expenses	725	2,327	156

	76,156	83,126	54,277

g. Short-term debts

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Bank loans (Schedule G)	154,185	118,123	121,860
Interests payable - Bank loans (Schedule G)	437	2,054	774
Bank overdrafts	243,547	292,781	49,585
Interests payable - Bank overdrafts	6,584	1,029	4,339
Non-convertible Notes Class I (Note 20 and Schedule G)	—	—	15,500
Non-convertible Notes Class II (Note 20 and Schedule G)	—	35,251	34,461
Interest payable-Non-convertible Notes (Note 20 and Schedule G)	1,991	153	252
Expenses of Non-convertible Notes issuance (Note 20)	(469)	(80)	(500)

	406,275	449,311	226,271

Non Current
Non-convertible Notes Class III (Note 20)	35,650	—	—
Non-convertible Notes Class IV (Note 20 and Schedule G)	70,655	—	—
Expenses of Non-convertible Notes issuance (Note 20)	(351)	—	—

	105,954	—	—

h. Salaries and social security payable

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010	September 30, 2009
Provision for vacations and annual bonus	8,389	20,467	2,721
Social security payable	5,858	2,683	1,728
Salaries payable	72	—	—
Health care payable	2,918	180	584

	17,237	23,330	5,033

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

i. Taxes payable

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Minimum presumed income tax, net (Note 2.u.)	1,489	2,530	—
Moratorium - Minimum presumed income tax	—	—	883
Gross sale tax payable	774	921	256
Taxes withheld for income tax	4,392	799	1,204
Tax on shareholders’ personal assets	2,505	305	2,337
Others	19	104	78

	9,179	4,659	4,758

Non-Current
Deferred income tax (Note 6)	86,876	73,430	58,090
Minimum presumed income tax (Note 2.u)	2,192	—	—
Moratorium- Tax on personal shareholder’s assets	2,315	2,392	2,620

	91,383	75,822	60,710

j. Other liabilities

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010	September 30, 2009
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7 and Schedule G)	64,774	34,572	1,346
Management fee provision (Notes 5 and 7)	8,028	7,267	586
Premiums collected (Note 4 and Schedule G)	3,946	595	362
Operations to liquidate	319	178	—
Others	54	—	—

	77,121	42,612	2,294

Non-Current
Advances for concession rigths (Note 13.1.a. and Schedule G)	3,222	3,166	—
Interest in Subsidiaries, related companies Law No. 19,550 Section 33, and related parties (Schedule C)	624	—	—
Others	172	—	—

	4,018	3,166	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

k. Financial results

The breakdown for this item is as follows:

	September 30, 2010 Gain (loss)	September 30, 2009 Gain (loss)
Generated by assets
Interest Income
Interest income	3,501	3,312
Interest for discount of assets	754	1,114

	4,255	4,426

Other unrealized gain
Gain on hedging	324	4,366
Financial result of IRSA’s and APSA’s non-convertible notes	2,156	2,059
Tax on bank account operations	(2,057)	(1,417)
Unrealized gain and results of securities operations	61	113

	484	5,121

Generated by liabilities
Interest loss
Bank loans and other liabilities	(9,082)	(7,430)
Interest of non-convertible notes	(2,512)	(252)

	(11,594)	(7,682)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

l. Gain on equity investees

The breakdown for this item is as follows:

	September 30, 2010 Gain/(loss)	September 30, 2009 Gain/(loss)
IRSA
- Result equity method	28,433	66,030
- Amortization of negative goodwill	7,519	9,053
- Elimination of amortization of IRSA’s and APSA’s non- convertible notes issuance expenses (1)	54	54
- Accrued financial results of IRSA’s and APSA’s non-convertible notes (1)	(2,156)	(2,059)
- Elimination of exchange difference of IRSA’s and APSA’s non-convertible notes (1)	57	450
- Amortization of higher values	(4,455)	(2,915)
BrasilAgro
- Result equity method	340	602
- Amortization of negative goodwill	1,525	1,128
Cactus
- Result equity method	(2,675)	(343)
Agro-Uranga S.A.
- Result equity method	515	(342)
IGSA
- Result equity method	—	(13)
ANTA
- Result equity method	—	(853)
- Amortization of concession right	—	(175)
- Amortization of three plantations (wood)	—	(32)
FyO.Com
- Result equity method	(532)	(94)
Agrology S.A.
- Result equity method	2,180	5,197
- Amortization of pre-operative expenses	(76)	(75)
EAASA
- Result equity method	(25)	—
Acres
- Result equity method	(57)	—
Ombú
- Result equity method	(15)	—
Yatay
- Result equity method	(9)	—
Yuchán
- Result equity method	(12)	—
Northagro S.A.
- Result equity method	(8)	—
Pluriagro S.A.
- Result equity method	(8)	—

	30,595	75,613

(1)	Corresponds to the acquisition of IRSA’s and APSA’s non-convertible notes acquired during the fiscal year ended June 30, 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	EARNINGS PER SHARE

Following is presented a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of September 30, 2010 and 2009, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company (see Note 16).

	September 30, 2010	September 30, 2009
Weight average of outstanding shares of common stock	496,559,754	471,538,610
Diluted weighted average of shares of common stock	558,914,922	530,781,517

	September 30, 2010	September 30, 2009
Earnings for the calculation of basic earnings per share	51,850	61,827
Earnings for the calculation of diluted earnings per share	51,850	61,827

BASIC Earnings per share	September 30, 2010	September 30, 2009
Earnings	51,850	61,827
Number of shares	496,559,754	471,538,610
Earnings per share	0.10	0.13

DILUTED Earnings per share	September 30, 2010	September 30, 2009
Earnings	51,850	61,827
Number of shares	558,914,922	530,781,517
Earnings per share	0.09	0.12

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:

Assets based on their estimated collection term

Estimated collection term	Current and Non-Current Investments			Trade accounts receivable			Other receivables
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009
2nd quarter 2010/2009	—	—	588	—	—	31,864	—	—	17,472
3rd quarter 2010/2009	—	—	1,805	—	—	—	—	—	15,753
4th quarter 2010/2009	—	—	—	—	—	4,719	—	—	13,253
1st quarter 2011/2010	—	24,148	—	—	85,151	2,663	—	36,081	3,505
2nd quarter 2011/2010	73,076	215	—	79,475	—	—	65,387	7,354	—
3rd quarter 2011/2010	1,860	—	—	3,920	—	—	1,338	3,381	—
4th quarter 2011/2010	—	—	—	—	—	—	7,167	10,214	—
1st quarter 2012/2011	—	—	—	—	—	—	13,156	—	—
2nd quarter 2012/2011	—	—	—	—	—	—	17,110	16,775	—
3rd quarter 2017/2016	74,944	72,174	64,117	—	—	—	—	—	—
4th quarter 2017/2016	10,283	9,847	8,583	—	—	—	—	—	—
With no stated current term	163	268	2,889	322	341	—	29,607	4,886	15,788
With no stated non-current term	21	21	21	—	—	—	48,367	43,439	30,654

Total	160,347	106,673	78,003	83,717	85,492	39,246	182,132	122,130	96,425

Assets classified according to interest rate that they accrue

Interest rate that they accrue	Current and Non-Current Investments			Trade accounts receivable			Other receivables
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009
At fixed interest rate	85,227	82,021	72,700	—	2,696	7,359	785	551	135
At variable interest rate	72,633	19,800	2,889	—	—	—	16,960	16,509	56
Non-interest bearing	2,487	4,852	2,414	83,717	82,796	31,887	164,387	105,070	96,234

Total	160,347	106,673	78,003	83,717	85,492	39,246	182,132	122,130	96,425

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10	(Continued):

Liabilities based on their estimated payment term

Estimated payment term	Trade accounts payable			Short-term debts			Salaries and social security payable
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009
2nd quarter 2010/2009	—	—	54,277	—	—	50,562	—	—	4,020
3rd quarter 2010/2009	—	—	—	—	—	33,589	—	—	—
4th quarter 2010/2009	—	—	—	—	—	68,733	—	—	—
1st quarter 2011/2010	—	83,126	—	—	139,956	19,463	—	21,337	1,013
2nd quarter 2011/2010	76,156	—	—	33,571	—	—	10,282	—	—
3rd quarter 2011/2010	—	—	—	11,175	—	—	3,390	1,993	—
4th quarter 2011/2010	—	—	—	111,398	15,545	—	—	—	—
1st quarter 2012/2011	—	—	—	—	—	—	3,565	—	—
2nd quarter 2012/2011	—	—	—	29,448	—	—	—	—	—
3rd quarter 2012/2011	—	—	—	29,449	—	—	—	—	—
4th quarter 2012/2011	—	—	—	29,450	—	—	—	—	—
1st quarter 2013/2012	—	—	—	17,607	—	—	—	—	—
With no stated current term	—	—	—	250,131	293,810	53,924	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—

Total	76,156	83,126	54,277	512,229	449,311	226,271	17,237	23,330	5,033

Estimated payment term	Taxes payable			Other liabilities			Provisions
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009
2nd quarter 2010/2009	—	—	4,309	—	—	948	—	—	—
3rd quarter 2010/2009	—	—	297	—	—	1,346	—	—	—
4th quarter 2010/2009	—	—	76	—	—	—	—	—	—
1st quarter 2011/2010	—	1,901	76	—	8,622	—	—	—	—
2nd quarter 2011/2010	8,951	2,606	—	77,079	33,990	—	—	—	—
3rd quarter 2011/2010	76	76	—	14	—	—	—	—	—
4th quarter 2011/2010	76	76	—	14	—	—	—	—	—
1st quarter 2012/2011	76	—	—	14	—	—	—	—	—
2nd quarter 2012/2011	—	—	—	—	—	—	—	—	—
3rd quarter 2012/2011	—	—	—	—	—	—	—	—	—
4th quarter 2012/2011	—	—	—	—	—	—	—	—	—
1st quarter 2013/2012	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	91,383	75,822	60,710	4,018	3,166	—	1,671	1,768	1,771

Total	100,562	80,481	65,468	81,139	45,778	2,294	1,671	1,768	1,771

Liabilities classified according to interest rate that they accrue

Interest rate that they accrue	Trade accounts payable			Short-term debts			Salaries and social security payable
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009
At fixed interest rate	—	—	—	441,431	415,413	145,931	—	—	—
At variable interest rate	—	—	—	61,786	30,662	74,975	—	—	—
Non-interest bearing	76,156	83,126	54,277	9,012	3,236	5,365	17,237	23,330	5,033

Total	76,156	83,126	54,277	512,229	449,311	226,271	17,237	23,330	5,033

Interest rate that they accrue	Taxes payable			Other liabilities			Provisions
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	June 30, 2010	September 30, 2009
At fixed interest rate	—	—	—	31,680	31,448	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	100,562	80,481	65,468	49,459	14,330	2,294	1,671	1,768	1,771

Total	100,562	80,481	65,468	81,139	45,778	2,294	1,671	1,768	1,771

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the fiscal year plus (less) prior fiscal year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 12:	PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA signed, in commission, a purchase agreement with transfer of possession for the purchase of 115 hectares from an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3.0 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million was paid by this one by granting the title deed for such property, on March 11, 2010.

b)	On September 30, 2009, the entire mortgage related to the purchase of the “San Pedro” farm was settled by paying US$ 1.8 million including interest.

c)	On June 15, 2010, the title deed for the sale of the establishment “TALI SUMAJ” (12,701 has.) located in the Province of Catamarca was executed. The transaction was agreed upon at US$ 4.8 million, which was fully collected.

As to the closing date of these financial statements, the attachment-in-aid-of-execution in the case “EXAGRIND S.A. –Estancia San Rafael c/Tali Sumaj y Otros s/Daños y Perjuicios” (Exagrind S.A. –Estancia San Rafael vs. Tali Sumaj et al, in re: damages)”, had not been lifted (Note 17), the Company pledged to carry out all the formalities in its care to have the attachment lifted or replacement, assuming to carry out all obligations derived from the possible conviction, ensuing court expense and other procedural costs, once the ruling on the case is entered. For such purpose, the Company provided a performance bond to secure its obligations on behalf of the purchaser.

d)	On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was agreed upon at US$ 18.0 million which: US$ 4.5 million was collected on August 6, 2010, upon executing the purchase agreement; US$ 12.5 million was collected upon executing the title deed and, the outstanding balance of US$ 1.0 million, secured by a first degree mortgage, will be paid on January 10, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

Under this transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the building, seeking to continue until such date with the productive activities carried out at the establishment.

NOTE 13:	INVESTMENTS IN COMPANIES

1.	Cresud – International

a)	BrasilAgro

The Company values the investment in BrasilAgro according to the equity method taking into account its significant influence that derives from its capacity to affect the operative and financial decisions considering their participation in the Board of Directors.

BrasilAgro was founded for the purpose of replicating Cresud’s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town LLC, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Managers S.A. and Agro Investment S.A.

The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

As compensation for having founded the Company, Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options expiring in 2021 and totaling 104,902, which can only be exercised at the option of Cresud whenever a transfer of control occurs or an offer to purchase the BrasilAgro shares is received. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. As of September 30, 2010, the Company has not registered any value for the holding of such options.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

Over fiscal year 2010, the Company acquired 2,395,400 additional shares from this company for the amount of US$ 15.2 million, thus the equity interest increased to 23.24% as of June 30, 2010. Such participation remains unchanged at the end of the period.

Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”)’s share Purchase Agreement

On April 28, 2010 the Company entered into an agreement (“the agreement”) with Tarpon by which once certain conditions have been complied with, Tarpon will transfer for valuable consideration to Cresud S.A.C.I.F. y A the following:

(a)	9,581,750 shares of common stock issued by BrasilAgro (either in shares or ADR’s, “Shares”), and

(b)	64,000 first issue warrants from BrasilAgro and 64,000 second issue warrants from BrasilAgro.

Once the conditions established in the agreement have been complied with, the actual transfer of Tarpon’s shares and warrants to the Company will take place within 10 days of implementing the ADR program that BrasilAgro is planning to launch.

The full price to be paid by the Company to Tarpon will be Rs. 131.4 million, payable within 180 days from the actual transfer of the previously mentioned shares and warrants. Assuming that the price is paid off within the established term, it will not be subject to any monetary adjustment.

To ensure the payment of the transaction, a first degree pledge commitment for Tarpon was made on 9,581,750 common shares and 64,000 warrants of Series 1 BrasilAgro held by the Company.

It should be noted that regardless of the departure of Tarpon from “BrasilAgro Project”, Mr Elie Horn and Cape Town LLC have expressed their intentions to remain as shareholder’s of BrasilAgro.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

After the closing date of these financial statements the acquisition of shares was made under the agreement and the payment process was started. See Note 24 to the financial statements.

Concession of rights and pledge to sell shares

During last quarter of year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

b)	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with IGSA, made over previous fiscal year, irrevocable capital contributions in proportion to their holdings for an amount of Ps. 37,208 in Agrology S.A. which were capitalized on January 19, 2010. In addition, as of June 30, 2010 irrevocable contributions and receivables were capitalized for Ps. 29,249 in Agrology S.A., 97% on its own account and 3% on account of IGSA.

2.	Cresud – Local

a)	Cactus

On May 19, 2010, the Company acquired from Helmir S.A. 3,294,667 registered, non-endorsable shares of common stock with a face value of Ps. 1 each one, entitled to one vote per share of Cactus Argentina S.A., for US$ 1.6 million.

On June 30, 2010, the Company had settled the payable to Helmir S.A. for such transaction. With this acquisition, our direct interest in Cactus as of that date increased from 36% to 48%. Such participation remains unchanged at the end of the period (Schedule C).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

b)	IRSA

During the fiscal year 2010, the Company acquired 2,114,360 shares amounting to US$ 2.3 million, increasing our direct interest to 50.60% as of June 30, 2010. Such participation remains unchanged at the end of the period (Schedule C).

c)	ANTA

During the fiscal year 2010, the Company made irrevocable contributions for Ps. 8,100, 90% on its own behalf and 10% on behalf of IGSA, which were capitalized on January 19, 2010. In addition, as of June 30, 2010, irrevocable contributions and receivables to ANTA for Ps. 10,228 were capitalized, 90% on its own behalf and 10% on behalf of IGSA. As from July 1st, 2010, the incorporation by merger into ANTA is effective as described in Note 14.2.

d)	IGSA

On September 11, 2009, the Company and CAMSA executed an agreement for the purchase and transfer of shares for the only share that the latter carried in IGSA. Due to such transaction, as of September 30, 2009, the Company carried a 100% interest in IGSA’s capital stock. As from July 1st, 2010, the incorporation by merger into IGSA is effective as described in Note 14.2.

After Company’s the spin-off – merger into IGSA, mentioned in Note 14.1, the capital stock decreased to Ps. 12,914. Afterwards, on December 31, 2009, a new share purchase and transfer agreement was executed between the Company and CAMSA for 1 share with a face value of Ps. 1. Consequently, from such date Cresud’s interest in IGSA stands at 99.99%.

During the fiscal year 2010, Cresud made irrevocable contributions to IGSA for Ps. 1,926, which were capitalized on January 19, 2010. In addition, as of June 30, 2010, irrevocable contributions and receivables for Ps. 2,811 were capitalized in IGSA.

e)	Northagro S.A,, Agrotech S.A. and Pluriagro S.A.

On September 21, 2010, the articles of incorporations of the companies Northagro S.A., Agrotech S.A. and Pluriagro S.A. were signed, the contributions for each one of the companies were made by Cresud and Agrology by 97% and by 3%, respectively, totaling Ps. 50,000; equivalent to 50,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each, entitled to one vote per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

f)	FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 to be paid-in in cash. Due to such transaction, as of September 30, 2010, the Company’s interest amounted to 65.85%.

NOTE 14:	SPIN-OFFS AND MERGERS

1.	Spin-off of Inversiones Ganaderas S.A. (IGSA) and Merger into Cresud

On November 27, 2009, it was held the Company’s shareholders meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and all related documentation.

Subsequently, on January 21, 2010, the Definitive Merger Agreement (the “Agreement”) has been notarized into a public deed and filed with the enforcement agencies in due course. Under the Agreement, IGSA’s spin-off was resolved for 48.92% so that such spun-off percentage after having been merged into the Company, and IGSA Residual or Spun-off Company holds, but not limited to, the following assets:

Company	Number of shares of IGSA
ANTA	4,315,811
Agrology S.A.	5,684,398
Agropecuaria Acres del Sud S.A.	2
Aguaribay Agropecuaria S.A.	2
Calden Agropecuaria S.A.	2
Itín Agropecuaria S.A.	2
Ñandubay Agropecuaria S.A.	2
Ombú Agropecuaria S.A.	2
Yatay Agropecuaria S.A.	2
Yuchán Agropecuaria S.A.	2

All of IGSA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	(Continued)

2.	Cresud’s merger with IGSA and ANTA

On September 3, 2010, the Company’s Board of Directors resolved to merge with IGSA Residual and Anta, by which both companies merge into Cresud and are dissolved without liquidation. On September 25, a pre-merger agreement is executed, by which all assets, rights and obligations of Merged Companies (IGSA and ANTA) are transferred to the Merging Company (Cresud). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statements as of June 20, 2010, of IGSA and ANTA.

As from July 1, 2010, all transactions carried out by the merged companies will be understood as if they had been made by and for Cresud.

NOTE 15:	NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 161,707 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, locally and internationally.

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

subsidiaries IRSA and BrasilAgro, the acquisition of notes of our subsidiaries IRSA and APSA, the repurchase of proprietary shares, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section “Allocation of funds” in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

As of June 30, 2009, 2,291,527 options were exercised; consequently, 763,838 shares of common stock were issued for Ps. 4,023.

During the fiscal year 2010, 21,898 shares entitled with the right to be converted into 62,559 options and such transaction yielded US$ 135.

During the three-month period ended September 30, 2010, no shares for exercising the right to convert warrants were issued. As of the closing date of this period, there are 177,645,914 uncalled options.

The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

-	The number of shares to be issued for warrants is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

-	The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

NOTE 17:	EXAGRIND S.A. LAWSUIT – SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES

Because of the merge with IGSA, Note 14.1, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	(Continued)

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement.

It should be noted that during the fiscal year 2010, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statement the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser (Note 12).

NOTE 18:	COUNTING AT ESTANCIA LOS POZOS

During the annual cattle count held at Estancia Los Pozos, it was detected that the number of head of cattle had decreased. As the Company had filed a report with Unidad Regional No. 5, in Joaquín V. González, Province of Salta, involving procedures by the Criminal Court No. 1, Metán, Province of Salta seeking to find out the reason for such decrease.

In this sense, the Company is currently providing the information and documentation requested by the judge hearing such case. Although such procedure is at the initial stage, the effects of the previously mentioned difference were recognized in the previous year.

NOTE 19:	REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions were carried out in a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share were paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

Later, the terms and conditions for the acquisitions were amended on many occasions by the Board of Directors due to the plummeting market and worsened in turn by the general context in international. Some amendments were:

-	The maximum amount to be invested was increased to Ps. 82,000.

-	The maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR´s”) representing 10 shares each as provided by applicable regulations.

-	The price to be paid for the shares was established between a minimum Ps. 1 per share and up to Ps. 3.50 per share.

-	The deadline to make acquisition was successively extended.

As of June 30, 2009, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$ 21 million and Ps. 1,745, respectively.

In accordance with the law of commercial companies, the board shall dispose of the shares acquired within a period of one year unless an extension is provided for a Shareholders meeting. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Shareholders meeting held on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009, at 0.5301792784 shares per share with a face value of Ps. 1 each and 0.5301792784 shares per ADR. As upon making the attribution calculation, it yielded the need to distribute fractions of shares, they were settled in cash under the Buenos Aires Stock Exchange Regulations. Therefore, 754 shares have not been attributed and they remain in the Company’s treasury together with previously existing 5,000,000 shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

In the framework of the Global Program to Issue Corporate Bonds for a face value of up to US$ 50,000,000 (the “Program”), corporate bonds in one or more classes and/or series (the “ Corporate Bonds” or “CB”) may be issued. Corporate Bonds will be simple not convertible into share, with or without guarantee or guaranteed by third parties, whose face value may not exceed US$ 50,000,000 (or their equivalent in other currencies), with maturity dates not shorter than thirty days from the issuance date. The duration of the Program will be for five years as from its authorization by CNV (Argentines securities commission) on September 4, 2008, by means of resolution No. 15,972.

The issuance of Corporate Bonds was approved by the Shareholders Meeting on October 31, 2006 and by the Board of Directors’ Minutes on June 19, 2008, April 24, 2009, July 3, 2009, August 19, 2009 and July 1, 2010.

1.	Issuance of Non-Convertible Notes – Class I and II

On August 19, 2009, based on the powers granted by the shareholders to the Board of Directors, the Company approved the issuance of the Company’s First Series of Non-convertible notes up to a face value of Ps. 50 million under the Global Program.

During the following months, the First Series of non-convertible notes was subscribed and issued for Ps. 50 million in two classes. Class I for Ps. 15.5 million at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34.5 million at a fixed rate of 7.2% falling due 365 after issuance date.

The terms and conditions of such non-convertible notes required that the Company complies with certain obligations that had been specified in the respective price supplement. In this sense, the Company made quarterly interest and amortization installment payment related to both classes,as broken down below:

-	On December 10, 2009, the first interest installments of Class I and Class II non-convertible notes were paid for Ps. 558 and US$ 159,201, respectively.

-	On March 10, 2010, the second interest installments of Class I and Class II non-convertible notes were paid for Ps. 487 and US$ 159,201 respectively.

-	On June 8, 2010, the third interest installments of Class I and Class II non-convertible notes were paid for Ps. 472 and US$ 159,201, respectively. Likewise, on such same date, Ps. 15.5 million related to the only amortization installment of Class I Corporate Bonds was paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(continued)

-	On September 13, 2010, the last interest installment and the only amortization installment of Class II non-convertible notes were paid for US$ 171,583 and US$ 9.0 million, respectively.

2.	Issuance of Non-Convertible Notes – Class III and IV

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the Program framework.

Later, between July 6 and 16, 2010, the Second Series of simple Corporate Bonds (not convertible into shares) was carried out for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010.

Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar privada plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments 15, 18 and 21 from the issuance date.

Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments 15, 18, 21 and 24 from the issuance date.

After the closing of these financial statements, the first interest installments from both CB classes were paid. See note 24 to the Financial Statements.

NOTE 21:	COMPLIANCE WITH THE CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 22:	MINUTE OF RENEGOTIATION OF CONCESSION AGREEMENT

On July 2, 2008, ANTA (incorporated by merge according to Note 14.2.) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1st of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(continued)

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

Additionally, ANTA committed to reduce the concession area through the return of 30,000 hectares and its location will come up from a sketch agreed by the parties involved.

NOTE 23:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA has developed a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

In the future, the participants or their successors will have access to 100% of the Program Benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

-	ordinary retirement in line with the applicable working regulations

-	total or permanent disability or inability
-	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

During the current period the Company had made contributions to the Plan that amount Ps. 2,068.

NOTE 24:	SUBSEQUENT EVENTS

a)	Non Convertible Notes – Class III and Class IV

On October 19, 2010, the first interest installments of Class III and Class IV CB for Ps. 1,272 and US$ 340,954, respectively, related to the period July 21 and October 19, 2010 were paid.

b)	Executing the Addendum to the Agreement to Purchase of Shares from Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”).

On October 20, 2010, the Company ad Tarpon executed an addendum to the Share Purchase Agreement of April 28, 2010, under which the Company either directly or indirectly acquired 9,581,750 shares of common stock of BrasilAgro—Companhia Brasileira Propriedades Agrícolas (“BrasilAgro”), representing 16.40% of the outstanding stock. Consequently, Cresud paid Rs. 25,236,224.61 and the price remainder equivalent to Rs. 105,206,000.10 should be paid on April 27, 2011, which is guaranteed by a security interest over 8,298,150 shares and 37,325 warrants from the First Issue.

Consequently, Cresud is either directly or indirectly the owner of 20,883,916 shares or 35.75% of the Company’s outstanding stock. It should be noted that acquiring shares does not imply a change in the control over BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to sell all shares owned by Tarpon and its affiliates.

Likewise, due to the transaction, Cresud owns 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

c)	Meeting of Shareholders

The Ordinary and Extraordinary Shareholders Meeting held on October 29, 2010, approved, among others issues, the following:

-	Annual report and financial statements ended June 30, 2010;

-	Ratification of the spin-off-merger between the Company and IGSA;

-	Corporate reorganization by merger into IGSA residual and ANTA;

-	Defer treatment until the next Shareholders Meeting that may consider the fiscal year that will end on June 30, 2011, of the destination of proprietary portfolio stock;

-	Renewal for another period the delegations made in the Board by the Shareholders meeting from the previous period as regards paying a bonus to the Company’s Managements of up to 1% of the outstanding capital stock; and

-	Extending the amount of the Global Program to Issue Corporate Bonds in place for up to a further US$ 100 million (or its equivalent in other currencies).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment

Corresponding to the three-month periods ended September 30, 2010 and 2009 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule A

					Depreciation						Net carrying Value as of September 30, 2010	Net carrying Value as of June 30, 2010	Net carrying Value as of September 30, 2009
Principal Account	Value at the the beginning of the year	Additions and/or Transfers (2)	Deductions and/or Transfers	Value at the end of the period / year	Rate %	Accumulated at the beginning year	Additions (3)	Decrease of the period / year	Current period / year (1)	Accumulated at the end of the period / year
Real estate	201,831	3,964	9,029	196,766	—	—	—	—	—	—	196,766	201,831	201,837
Wire fences	9,815	47	518	9,344	3	1,385	—	78	76	1,383	7,961	8,430	8,467
Watering troughs	8,072	—	1,187	6,885	5	1,890	—	345	94	1,639	5,246	6,182	6,178
Alfalfa fields and meadows	9,255	25	3,069	6,211	12-25-50	4,068	—	1,217	356	3,207	3,004	5,187	4,463
Buildings and constructions	39,748	281	5,273	34,756	2	5,687	—	449	211	5,449	29,307	34,061	35,451
Machinery	12,692	559	91	13,160	10	9,458	68	91	150	9,585	3,575	3,234	3,395
Vehicles	3,725	81	—	3,806	20	1,937	60	—	134	2,131	1,675	1,788	1,615
Tools	269	11	—	280	10	177	2	—	4	183	97	92	99
Furniture and equipment	1,271	29	—	1,300	10	901	8	—	11	920	380	370	377
Feeder and drinking troughs	238	—	66	172	20	11	—	4	3	10	162	227	101
Corral and leading lanes	1,531	—	200	1,331	3	241	—	56	11	196	1,135	1,290	1,085
Roads	3,105	—	272	2,833	10	1,344	—	113	60	1,291	1,542	1,761	1,882
Facilities	18,224	240	761	17,703	10-20-33	9,882	33	294	281	9,902	7,801	8,342	7,886
Computer equipment	2,357	22	—	2,379	20	2,142	1	—	31	2,174	205	215	227
Silo plants	1,350	—	112	1,238	5	691	—	76	20	635	603	659	645
Constructions in progress	15,135	5,110	1,759	18,486	—	—	—	—	—	—	18,486	15,135	9,185
Advances to suppliers	1,187	659	—	1,846	—	—	—	—	—	—	1,846	1,187	962
Improvement in third’s real estate	—	34,124	—	34,124	3	—	2,330	—	283	2,613	31,511
Tree plantations (wood)	—	4,320	—	4,320	3	—	432	—	36	468	3,852
Posts	—	58	—	58	—	—	—	—	—	—	58

Total as of September 30, 2010	329,805	49,530	22,337	356,998		39,814	2,934	2,723	1,761	41,786	315,212	—	—

Total as of June 30, 2010	309,468	30,548	10,211	329,805		34,540	2,234	2,702	5,742	39,814	—	289,991	—

Total as of September 30, 2009	309,468	13,446	807	322,107		34,540	2,234	—	1,478	38,252	—	—	283,855

(1)	Included in Schedule H.
(2)	It includes additions for Ps.40,555 incorporated by merger with ANTA.
(3)	Incorporated by merger.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the three-month periods ended September 30, 2010 and 2009 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule B

						Depreciation
Principal Account	Values at the beginning of the year		Additions of the period / year	Value at the end of the period / year	Rate %	Accumulated at the beginning of the year	Additions (1)	Amount (2)	Accumulated at the end of the period / year	Net carrying value as of September 30, 2010	Net carrying value as of June 30, 2010	Net carrying value as of September 30, 2009
Pre-operative expenses (Bolivia)	842		—	842	20	252	—	42	294	548	590	716
Pre-operative expenses (Paraguay)	671		—	671	20	190	—	34	224	447	481	582
Concession Rights	—	(1)	23,582	23,582	3	—	2,258	188	2,446	21,136	—	—

Total as of September 30, 2010	1,513		23,582	25,095		442	2,258	264	2,964	22,131	—	—

Total as of June 30, 2010	1,513		—	1,513		140	—	302	442	—	1,071	—

Total as of September 30, 2009	1,513		—	1,513		140	—	75	215	—	—	1,298

(1)	Incorporated by merger. See Note 14.2 to Financial Statements.
(2)	Preoperative expenses are included in gain on equity investees in the Statements of Income in the Statement of Income. Concession Rights are included in Depreciation of Intangible Assets in Schedule H.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

As of September 30, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C

Securities	Amount	% of participation on the capital		Value as of September 30, 2010		Value as of June 30, 2010	Value as of September 30, 2009	Market Value as of September 30, 2010	INFORMATION ON THE ISSUER
									Principal activity	Latest financial statements
										Capital	Income (loss) for the year	Shareholders’ Equity
CURRENT ASSET
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	4,087,747			16,024		14,554	2,331
Deutsche Managed Euro Fund (€) (1)	—			—		53	61
Deutsche Managed Dollar Fund (US$) (1)	14,399,487			56,446		4,925	25

Subtotal				72,470		19,532	2,417

Bonds and Notes (1)
Non-Convertible Notes IRSA 2017 (US$)-intrests	469,653			1,860		4,616	1,805
Non- Convertible Notes APSA 2017 (US$)-Interests	153,125			606		215	588
Global 2010 bonds	110,000			162		132	133	1.4687
Bocon Pro 1 bonds	157,647			1		1	1	0.0040
Mortgage bonds	—			—		135	338

Subtotal				2,629		5,099	2,865

Total current investments				75,099		24,631	5,282

NON-CURRENT ASSET
Investments on controlled and related companies
Agro-Uranga S.A.								Unlisted	Agricultural livestock	2,500	1,443	29,970
Shares	893,069	35.72		10,706		10,191	8,682
Higher value of property				11,179		11,179	11,179

				21,885		21,370	19,861

IGSA (2)								Unlisted	Raising and grazing cattle	—	—	—
Shares		—		—		14,860	11,177

				—		14,860	11,177

Cactus Shares	22,158,362	48.00	(3)	(604	)(4)	2,071	13,915	Unlisted	Exploitation and administration of agriculture products and raising cattle	(10) 46,163	(10) (5,573)	(10) (1,259)

				(604)		2,071	13,915

FyO.Com
Shares	987,426	65.85		6,497		2,723	2,552	Unlisted	Gives information about markets via internet, brokerage and intermediation on spot and future markets,	1,500	(294)	9,867

				6,497		2,723	2,552

ANTA (2)
Shares	—	—		—		56,234	39,352	Unlisted	Agricultural and forestal	—	—	—
Concession rights						19,813	20,337

						76,047	59,689

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

As of September 30, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos- Notes 1 and 2)

Schedule C (continued)

	Amount	% of the participation on the capital	Value as of September 30, 2010	Value as of June 30, 2010	Value as of September 30, 2009	Market Value as of September 30, 2010	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
Securities								Capital	Income (loss) for the year	Shareholders’ Equity
Agrology S.A.						Unlisted	Investing	259,494	2,296	272,200
Shares	259,494,415	100.00	266,624	256,840	219,960
Irrevocable contributions			3,557	—	—

			270,181	256,840	219,960

FyO Trading						Unlisted	Brokerage	20	—	20
Shares	726	3.63	1	1	1

			1	1	1

EAASA						Unlisted	Meat packing industry	(10) 54,691	(10) (5,621)	(10) 4,505
Shares	240,000	0.44	(3) (20)	(4) 5	99

			(20)	5	99

IRSA						5.80	Real Estate	578,676	56,193	2,460,746
Shares			1,309,632	1,282,481	1,191,748
Higher values (5)	292,811,013	50.60	173,693	178,148	190,018

			1,483,325	1,460,629	1,381,766

BrasilAgro						(6) 9.85	Agricultural and Real Estate	875,381	1,462	1,349,318
Shares	13,578,700	23.24	313,616	290,832	245.759
Higher values (7)			6,887	6,887	6.887

			320,503	297,719	252.646

Agrotech S.A.
						Unlisted	Investing	50	—	50
Shares	48,500	97.00	49	—	—

			49	—	—

Pluriagro S.A.						Unlisted	Investing	50	(9)	41
Shares	48,500	97.00	40	—	—

			40	—	—

Northagro S.A.						Unlisted	Investing	50	(9)	41
Shares	48,500	97.00	40	—	—

			40	—	—

			2,101,897	2,132,265	1,961,666

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

As of September 30, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos- Notes 1 and 2)

Schedule C (continued)

Securities	Amount	% of the participation on the capital	Value as of September 30, 2010	Value as of June 30, 2010	Value as of September 30, 2009	Market Value as of September 30, 2010	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital	Income (loss) for the year	Shareholders’ Equity
BrasilAgro negative goodwill (8)			(13,240)	(14,765)	(18,035)
BrasilAgro goodwill			6,965	6,965	3,841
IRSA negative goodwill (9)			(322,894)	(330,413)	(360,063)
IRSA goodwill			6,712	6,712	6,268
Cactus goodwill			4,978	4,978	1,966
Allowance for impairment of Cactus’s goodwill			(4,978)	(4,978)	—

			(322,457)	(331,501)	(366,023)

Subtotal			1,779,440	1,800,764	1,595,643

Other Investments
Non-Convertible Notes IRSA 2017 (US$)	33,152,000		74,944	72,174	64,117
Non-Convertible Notes APSA 2017 (US$)	5,000,000		10,283	9,847	8,583
Coprolan			21	21	21	Unlisted

Subtotal			85,248	82,042	72,721

			1,864,688	1,882,806	1,668,364

(1)	Not considered as cash equivalents for Statement of Cash Flow purpose.
(2)	Since July 1st, 2010, is effective the merger of Cresud with IGSA and Anta (See Note 14.2 to the financial statements)
(3)	Included in Other liabilities.
(4)	Recovery estimated value as of June 30, 2010.
(5)	Consist of Ps. 11,732 higher value of inventory, Ps. 80,743 higher value of investments, Ps. 109,024 higher value of fixed assets, Ps. 28,186 higher value of intangible assets, Ps. 23,420 less value of loans, and Ps. (79,412) higher value of tax effect
(6)	Total in reais.
(7)	Consist of Ps. 10,596 higher value of fixed assets and Ps. (3,709) higher value of tax effect.
(8)	The change as regards the previous year corresponds to amortization for Ps. 1,525.
(9)	The change as regards the previous year corresponds to amortization for Ps. 7,519.
(10)	Subject to board approval.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances

Corresponding to the three-month periods

ended September 30, 2010 and 2009 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the fiscal year		Increases		Decreases	Value as of September 30, 2010	Value as of June 30, 2010	Value as of September 30, 2009
Deducted from assets
For doubtful accounts	630	(1)	59		(19)	670	630	501

Included in liabilities
For pending lawsuits	1,768	(2)	—	(2)	(97)	1,671	1,768	1,771

Total as of September 30, 2010	2,398		59		(116)	2,341	—	—

Total as of June 30, 2010	787		1,770		(159)	—	2,398	—

Total as of September 30, 2010	787		1,485		—	—	—	2,272

(1)	Included in the Schedule H.
(2)	Included in other income and expenses in the Statements of Income – Others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the three-month periods

ended September 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	138,807	78,710	—	—	—	—	138,807	78,710
Crops	41,566	42,250	—	—	—	—	—	—	41,566	42,250
Seeds and fodder	758	705	—	—	—	—	—	—	758	705
Materials and others	—	—	614	579	—	—	873	932	1,487	1,511

	42,324	42,955	139,421	79,289	—	—	873	932	182,618	123,176

Unrealized gain on inventories- Beef cattle	—	—	14,011	648	—	—	—	—	14,011	648
Unrealized gain (loss) on inventories – Crops and raw materials	7,367	(899)	—	—	—	—	—	6	7,367	(893)
Production	19,989	4,058	2,758	1,555	8,406	4,730	—	—	31,153	10,343
Transfer of inventories to property and equipment	—	—	—	—	—	—	(207)	(194)	(207)	(194)
Transfer of inventories to expenses	(1,440)	(1,570)	(59)	(29)	(134)	(37)	(1,156)	(542)	(2,789)	(2,178)
Incorporated by merger with IGSA	—	—	—	3,171	—	—	—	8	—	3,179
Incorporated by merger with ANTA	10,073	—	—	—	—	—	84	—	10,157	—
Purchases	21	6,547	1,161	958	—	—	1,776	696	2,958	8,201
Operating expenses (Schedule H)	—	—	—	—	—	—	1,970	427	1,970	427
Inventories at the end of the period:
Beef cattle	—	—	(141,312)	(79,914)	—	—	—	—	(141,312)	(79,914)
Crops	(35,021)	(19,041)	—	—	—	—	—	—	(35,021)	(19,041)
Seeds and fodder	(765)	(698)	—	—	—	—	—	—	(765)	(698)
Materials and others	—	—	(632)	(9)	—	—	(1,402)	(930)	(2,034)	(939)

Cost of Sales	42,548	31,352	15,348	5,669	8,272	4,693	1,938	403	68,106	42,117

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the three-month periods

ended September 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	—	—	18,848	14,226	18,848	14,226
Unharvested crops and other unharvested	11,166	5,160	—	—	—	—	11,166	5,160
Seeds and fodder	—	—	2,190	1,694	499	426	2,689	2,120
Materials and others	25,477	15,925	876	686	382	426	26,735	17,037

	36,643	21,085	3,066	2,380	19,729	15,078	59,438	38,543

Unrealized gain (loss) on inventories – Beef cattle	—	—	—	—	2,116	(620)	2,116	(620)
Unrealized gain on inventories – Crops and raw materials	730	1,063	—	—	—	—	730	1,063
Production	—	—	306	178	895	564	1,201	742
Transfer of property and equipment	(84)	(50)	—	—	—	—	(84)	(50)
Transfer of inventories crops to expenses – Materials and others	(5,177)	(1,986)	(1,585)	(1,129)	(2,074)	(2,099)	(8,836)	(5,214)
Incorporated by merger of IGSA	—	—	—	35	—	—	—	35
Incorporated by merger of ANTA	4,252	—	—	—	—	—	4,252	—
Purchases / increase in Unharvested crops by consume	29,516	18,498	376	323	1,572	1,962	31,464	20,783
Operating expenses (Schedule H)	18,638	6,214	5,673	6,429	6,752	5,410	31,063	18,053
Inventories at the end of the period:
Beef cattle	—	—	—	—	(21,201)	(14,013)	(21,201)	(14,013)
Unharvested crops and other unharvested	(10,506)	(5,401)	—	—	—	—	(10,506)	(5,401)
Seeds and fodder	—	—	(977)	(805)	(614)	(565)	(1,591)	(1,370)
Materials and others	(54,437)	(33,222)	(1,158)	(837)	(402)	(301)	(55,997)	(34,360)

Cost of Production	19,575	6,201	5,701	6,574	6,773	5,416	32,049	18,191

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

As of September 30, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos -Notes 1 and 2)
Schedule G

	September 30, 2010				June 30, 2010			September 30, 2009
Item	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT ASSETS
CASH AND BANKS
Cash and banks in Dollars	US$	4,606	3.92	18,051	US$	167	649	US$	324	1,232
Cash and banks in Brazilian Reais	Rs	5	2.21	11	Rs	2	5	Rs	2	4
Cash and banks in Euros	€	10	5.34	52	€	8	37	€	9	49
Cash and banks in Yenes	JPY	85	0.05	4	JPY	—	—	JPY	—	—
INVESTMENTS
Mutual funds	US$	18,487	3.92	72,470	US$	5,006	19,479	US$	620	2,356
Mutual funds	€	—		—	€	11	53	€	11	61
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) – Interest	US$	470	3.96	1,860	US$	1,174	4,616	US$	470	1,805
Non-Convertible Notes APSA 2017 (US$) – Interest	US$	153	3.96	606	US$	55	215	US$	153	588
TRADE ACCOUNTS RECEIVABLE
Receivables	US$	10,427	3.92	40,872	US$	4,017	15,629	US$	459	1,747
Receivables – Real estate	US$	1,000	3.92	3,920	US$	725	2,821	US$	1,941	7,382
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	2,183	3.96	8,562	US$	349	1,370	—	—	—
OTHER RECEIVABLES
Guarantee deposits	US$	806	3.92	3,160	US$	671	2,611	US$	623	2,369
Premiums paid	US$	39	3.92	154	US$	—	—	US$	55	212
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	—		—	US$	—	—	US$	115	442
NON-CURRENT ASSETS
OTHER RECEIVABLES
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	4,322	3.96	17,110	US$	4,267	16,775	—	—	—
INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017	US$	18,925	3.96	74,944	US$	18,360	72,174	US$	16,684	64,117
Non- Convertible Notes APSA 2017	US$	2,597	3.96	10,283	US$	2,505	9,847	US$	2,233	8,583

Total US$	US$	64,015		251,992	US$	37,296	146,186	US$	23,677	90,833

Total Rs	Rs	5		11	Rs	2	5	Rs	2	4

Total €	€	10		52	€	19	90	€	20	110

Total JPY	JPY	85		4	JPY	—	—	JPY	—	—

Total Assets				252,059			146,281			90,947

US$: US Dollars

Rs: Brazilian Reais

€: Euros

JPY: Yenes

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (continued)

As of September 30, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos -Notes 1 and 2)

Schedule G (continued)

	September 30, 2010				June 30, 2010			September 30, 2009
Item	Type and amount of foreign Currency		Current Exchange rate	Amount in local currency	Type and amount of foreign Currency		Amount in local currency	Type and amount of foreign Currency			Amount in local currency
CURRENT LIABILITIES
TRADE ACCOUNT PAYABLE
Suppliers	US$	3,093	3.96	12,250	US$	4,576	17,987	US$		5,689	21,864
Accrual for inputs and other expenses	US$	1,374	3.96	5,440	US$	1,629	6,404	US$		75	288
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	US$	—		—	US$	28	109		—	—	—
SHORT-TERM DEBTS
Bank loans	US$	38,936	3.96	154,185	US$	30,049	118,123	US$		20,000	76,860
Interest payable – Bank loans	US$	110	3.96	437	US$	523	2,054	US$		115	442
Non-convertible notes class II	US$	—		—	US$	8.967	35,251		—	8,967	34,461
Interest payable – Non-convertible notes	US$	269	3,96	1.065	US$	39	153		—	34	129
OTHER LIABILITIES
Premiums collected	US$	996	3.96	3,946	US$	151	595	US$		94	362
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	US$	8,524	3.96	33,756	US$	8,374	32,917		—	—	—
NON-CURRENT LIABILITIES
LONG-TERM DEBTS
Non-convertible notes class iV	US$	17,842	3,96	70.655	US$	—	—		—	—	—
OTHER LIABILITIES
Advances for concession of rights	US$	813	3.96	3,222	US$	813	3,166		—	—	—

TOTAL LIABILITIES	US$	71,957		284,956	US$	55,149	216,759	US$		34,974	134,406

US$: US Dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the three-month periods

ended September 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule H

Items	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of September 30, 2010	Total as of September 30, 2009
	Crops	Beef cattle	Milk	Others	Total
Directors’ fees	—	—	—	—	—	—	391	391	199
Fees and payments for services	—	—	—	—	—	—	322	322	1,174
Salaries, annual bonus and social security	307	1,282	1,090	—	2,679	—	5,146	7,825	8,610
Taxes, rates and contributions	140	142	85	—	367	—	98	465	261
Gross sales taxes	—	—	—	—	—	3,006	—	3,006	907
Doubtful accounts	—	—	—	—	—	59	—	59	—
Office and administrative expenses	—	—	—	—	—	—	1,614	1,614	1,571
Bank commissions and expenses	—	—	—	—	—	—	339	339	1
Depreciation of property and equipment	864	419	379	2	1,664	—	97	1,761	1,478
Depreciation of Intangible assets	—	—	—	—	—	—	188	188	—
Vehicle and traveling expenses	60	148	41	—	249	—	380	629	437
Spare parts and repairs	110	666	281	—	1,057	—	33	1,090	951
Insurance	30	72	16	—	118	—	116	234	134
Benefits to Employees	36	111	98	—	245	—	264	509	745
Livestock expenses (1)	—	2,594	—	—	2,594	234	—	2,828	3,348
Dairy farm expenses (2)	—	—	4,477	—	4,477	62	—	4,539	3,636
Agricultural expenses (3)	16,962	—	—	1,968	18,930	7,227	—	26,157	9,317
General expenses	116	221	285	—	622	—	—	622	919
Others	13	18	—	—	31	—	10	41	34

Total as of September 30, 2010	18,638	5,673	6,752	1,970	33,033	10,588	8,998	52,619	—

Total as of September 30, 2009	6,214	6,429	5,410	427	18,480	5,408	9,834	—	33,722

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Trade accounts receivable and Other receivables without a due date as of September 30, 2010:

	Trade accounts receivable	Other receivables	Law No. 19,550 Section 33
			Cactus	FyO.Com	Acres	Pluriagro S.A.	Northagro S.A.
			Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
Current	322	28,907	14	46	6	317	317
Non-current	—	48,367	—	—	—	—	—

b.	Trade accounts receivable and Other receivables to fall due as of September 30, 2010:

		Law No. 19,550 Section 33
		FyO.Com	CYRSA	Tarshop S.A.	Cactus	Acres	Cresca
Maturity	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
12/31/10	43,037	35,133	21	167	322	262	533
03/31/11	3,920	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

3.	(Continued)

Maturity		Law No. 19,550 Section 33
		Ombú	Yuchan	Yatay	Acres	IRSA	APSA
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
12-31-10	25,900	—	—	—	—	12,715	26,772
03-31-11	1,338	—	—	—	—	—	—
06-30-11	7,167	—	—	—	—	—	—
09-30-11	13,156	—	—	—	—	—	—
12-31-11	—	7,650	5,261	3,935	264	—	—

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of September 30, 2010.

b.	Debts without a due date as of September 30, 2010.

					Law No. 19,550 Section 33		Allowances
					Cactus	EAASA
	Trade accounts payable	Short-term debt	Taxes payable	Other liabilities	Other liabilities	Other liabilities
Current	—	250,131	—	—	—	—	—
Non-current	—	—	91,383	3,394	604	20	1,671

c.	Debts to fall due as of September 30, 2010.

Maturity	Trade accounts payable	Law No. 19,550 Section 33
		CYRSA	Banco Hipotecario S.A.	Nuevas Fronteras S.A.	Nuevas Fronteras S.A.	FyO.Com	Cactus
		Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
12.31.10	66,068	46	12	3	5	9,799	223

Maturity	Short-term debt	Salaries and social security payable	Taxes payables	Other liabilities	Law No. 19,550 Section 33
					IRSA	APSA	Agro-Uranga	FyO.Com
					Other liabilities	Other liabilities	Other liabilities	Other liabilities
12.31.10	33,571	10,282	8,951	13,984	43,548	18,520	101	926
03.31.11	11,175	3,390	76	14	—	—	—	—
06.30.11	111,398	—	76	14	—	—	—	—
09.30.11	—	3,565	76	14	—	—	—	—
12.31.11	29,448	—	—	—	—	—	—	—
03.31.12	29,449	—	—	—	—	—	—	—
06.30.12	29,450	—	—	—	—	—	—	—
09.30.12	17,607	—	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	CYRSA	Tarshop S.A.	Cactus	Acres	Cresca
	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
In Pesos	2,471	27,133	12	167	318	262	—
In US Dollars	44,808	8,000	9	—	4	—	533

		Law No. 19,550 Section 33
		FyO.Com	Cactus	Ombú	Acres	Norhagro S.A.	Pluriagro S.A.	Yuchan	Yatay	APSA	IRSA
	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable				Other accounts receivable	Other accounts receivable	Other accounts receivable	Othera accounts receivable
In Pesos	121,521	46	14	—	6	317	317	—	—	26,772	12,715
In US Dollars	3,314	—	—	7,650	264	—	—	5,261	3,935	—	—

b.	All Accounts receivable and Other receivables are not subject to adjustment clauses.

c.

Law No. 19,550 Section 33
		FyO.Com	CYRSA	Tarshop S.A.	Cactus	Acres	Cresca
	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable
Outstanding balances accruing interests	—	—	—	—	—	—	—
Outstanding balances not accruing interests	47,279	35,133	21	167	322	262	533

		Law No. 19,550 Section 33
		FyO.Com	Cactus	Ombú	Northagro S.A.	Pluriagro S.A.	Acres	Yuchan	Yatay	APSA	IRSA
	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable
Outstanding balances accruing interests	1,555	—	—	7,312	—	—	—	5,098	3,780	—	—
Outstanding balances not accruing interests	123,280	46	14	338	317	317	270	163	155	26,772	12,715

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade accounts payable	Law No. 19,550 Section 33
		CYRSA	Banco Hipotecario S.A.	Nuevas Fronteras	FyO.Com	Panamerican Mall S.A.	Cactus
		Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
In Pesos	48,378	46	12	3	9,799	5	223
In US Dollars	17,690	—	—	—	—	—	—

	Short-term debt	Salaries and social security payable	Taxes payable	Other liabilities	Law No. 19,550 Section 33						Provisions
					IRSA	APSA	Agro- Uranga S.A	FyO.Com	CACTUS	EAASA
					Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities
In Pesos	250,588	17,237	100,562	10,252	9,792	18,520	101	926	604	20	1,671
In US Dollars	155,687	—	—	7,168	33,756	—	—	—	—	—	—

b.	All outstanding debts are not subject to adjustment clauses.

c.

	Trade accounts payable	Law No. 19,550 Section 33
		CYRSA	Banco Hipotecario S.A.	Nuevas Fronteras S.A.	Panamerican Mall S.A.	FyO.Com	Cactus
		Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
Outstanding balances accruing interests	—	—	—	—	—	—	—
Outstanding balances not accruing interests	66,068	46	12	3	5	9,799	223

	Short-term debt	Salaries and social security payable	Taxes payable	Other liabilities	Law No. 19,550 Section 33						Provisions
					IRSA	APSA	Agro- Uranga S.A	FyO.Com	Cactus	EAASA
					Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities
Outstanding balances accruing interests	503,217	—	—	—	31,680	—	—	—	—	—	—
Outstanding balances not accruing interests	9,012	17,237	100,562	17,420	11,868	18,520	101	926	604	20	1,671

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of September 30, 2010 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of September 30, 2010 there were advance payments to directors for Ps. 763, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

- Seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

- Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the year less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	104,694	34,070
Vehicles	Third parties, theft, fire and civil liability	4,499	1,675

16.	CONTINGENCIES

As of September 30, 2010 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 11 to the Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Comparative Shareholders’ Equity Structure

	As of September 30, 2010	As of September 30, 2009	As of September 30, 2008	As of September 30, 2007	As of September 30, 2006
Current Assets	1,544,220	1,070,435	544,873	157,154	104,526
Non-current Assets	5,591,572	4,998,855	1,383,173	924,748	788,999

	7,135,792	6,069,290	1,928,046	1,081,902	893,525

Current Liabilities	1,362,395	1,253,580	187,438	189,200	116,915
Non-current Liabilities	2,085,005	1,423,797	44,803	75,098	144,643

	3,447,400	2,677,377	232,241	264,298	261,558

Minority Interest	1,644,254	1,491,629	1,211	900	471

Shareholders’ Equity	2,044,138	1,900,284	1,694,594	816,704	631,496

	7,135,792	6,069,290	1,928,046	1,081,902	893,525

Comparative Income Structure

	As of September 30, 2010	As of September 30, 2009	As of September 30, 2008	As of September 30, 2007	As of September 30, 2006
Operating income (loss)	183,649	90,275	(8,032)	(7,168)	(2,789)
Financial and holding results	(74,349)	(42,448)	6,175	(1,916)	(3,100)
Other income and expenses, net and gain equity investees	19,596	97,605	(36,037)	(6,820)	6,004
Management agreement fees	(5,761)	(6,803)	—	—	(214)

Operating net income	123,135	138,629	(37,894)	(15,904)	(99)
Income tax (expense) benefit	(23,946)	(15,376)	546	3,365	1,937
Minority Interest	(47,339)	(61,426)	(51)	(63)	89

Net income	51,850	61,827	(37,399)	(12,602)	1,927

Production volume

	Three-month period September 30, 2010	Accumulated July 1, 2010 to September 30, 2010	Three-month period September 30, 2009	Accumulated July 1, 2009 to September 30, 2009	Three-month period September 30, 2008	Accumulated July 1, 2008 to September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2007 to September 30, 2007
Beef Cattle (in Kgs.)	918,000	918,000	413,000	413,000	830,310	830,310	1,442,226	1,442,226	1,753,725	1,753,725
Butyraceous (in Kgs.)	230,845	230,845	208,165	208,165	201,890	201,890	182,040	182,040	142,933	142,933
Crops (in quintals)	509,636	509,636	151,415	151,415	157,000	157,000	91,847	91,847	26,185	26,185

Sales volume

	Three-month period September 30, 2010	Accumulated July 1, 2010 to September 30, 2010	Three-month period September 30, 2009	Accumulated July 1, 2009 to September 30, 2009	Three-month period September 30, 2008	Accumulated July 1, 2008 to September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2007 to September 30, 2007
Beef Cattle (in Kgs.)	2,483,546	2,483,546	2,081,841	2,081,841	1,923,201	1,923,201	4,668,848	4,668,848	4,578,436	4,578,436
Butyraceous (in Kgs.)	230,845	230,845	208,165	208,165	201,890	201,890	182,040	182,040	182,040	182,040
Crops (in quintals)	830,920	830,920	616,503	616,503	763,517	763,517	375,683	375,683	202,289	202,289

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Local Market

	Three-month period September 30, 2010	Accumulated July 1, 2010 to September 30, 2010	Three-month period September 30, 2009	Accumulated July 1, 2009 to September 30, 2009	Three-month period September 30, 2008	Accumulated July 1, 2008 to September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2007 to September 30, 2007
Beef Cattle (in Kgs.)	2,483,546	2,483,546	2,081,841	2,081,841	1,923,201	1,923,201	4,668,848	4,668,848	4,578,436	4,578,436
Butyraceous (in Kgs.)	230,845	230,845	208,165	208,165	201,890	201,890	182,040	182,040	182,040	182,040
Crops (in quintals)	830,920	830,920	616,503	616,503	763,517	763,517	375,683	375,683	202,289	202,289

Export (not applicable)

Ratios

	As of September 30, 2010	As of September 30, 2009	As of September 30, 2008	As of September 30, 2007	As of September 30, 2006
Liquidity	1.13	0.85	2.907	0.831	0.894
Solvency	0.59	0.71	7.297	3.090	2.414
Non-current assets to assets	0.78	0.82	0.717	0.855	0.883
Return on Equity (1)	0.03	0.03	(0.022)	(0.015)	0.003

(1)	Result of the year divided average shareholder’s equity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, November 11, 2010 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first quarter of fiscal year 2011 ended September 30, 2010.

Consolidated agribusiness sales for the period amounted to Ps. 161.7 million, 158.1% higher than those posted for the same quarter of the previous fiscal year. This increase was caused mainly by the Sale of Farms account generating Ps. 71.1 million from the sale of “La Juanita” farm, a 42.3% rise in the sales of crops and a 151.7% increase in the sales of beef cattle compared to the same period of the previous fiscal year.

Agribusiness production revenues amounted to Ps. 35.1 million in the period ended September 30, 2010, 166.1% higher than those recorded in the same period of the previous fiscal year. The increase is explained mainly by a 263.1% rise in crop production.

Consolidated sales in the real estate business were Ps. 307.3 million for the three-month period ended September 30, 2010. This represents an improvement from the Ps. 267.0 million in sales for the same quarter of the previous fiscal year.

Gross profit during the first three months of fiscal year 2011 amounted to Ps. 259.4 million compared to Ps. 151.7 million during the same period of the previous year. The increase in gross profit amounting to Ps. 107.8 between both periods resulted from an improvement of Ps. 62.3 million recorded in the agribusiness and increased results amounting to Ps. 45.4 million in the real estate business.

Operating results for the period ended September 30, 2010 showed a Ps. 183.6 million profit, composed of operating income of Ps. 134.8 million in IRSA’s segments for the first three months of fiscal year 2011 and a Ps. 48.9 million profit from Cresud’s agribusiness activities for the same period. This represents an improvement from the Ps. 90.3 million profit recorded in the same period of the previous fiscal year. The rise is explained mainly by an increase of Ps. 68.5 million from the agribusiness operating results, prompted by higher prices and margins in the agribusiness segment, and the gain resulting from the sale of “La Juanita” farm.

Net income for the first three months of fiscal year 2011 amounted to Ps. 51.9 million, compared to a Ps. 61.8 million income posted in the same period of the previous fiscal year. This slight decrease in net income resulted mainly from a higher loss in net financial results and lower results from interests in related companies. This reduction was partially offset by the increase in operating results, which rose from Ps. 90.3 million profits in the first quarter of fiscal year 2010 to Ps. 183.6 million profits in the same quarter of fiscal year 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Main Indicators

For the three-month period ended September 30, 2010 and 2009:

Description		3 months ended 09/30/2010	3 months ended 09/30/2009%
Sales
Wheat		2,657	3,159	(15.9%)
Corn		58,761	31,371	87.3%
Sunflower		1,563	5,609	(72.1%)
Soybean		4,108	11,382	(63.9%)
Other		16,002	10,130	58.0%

Total Sales Crops (tons)		83,091	61,650	34.8%

Sales - Cattle beef (tons)		2,484	1,953	27.2%

Sales - Milk (thousands of liters)		5,665	5,121	10.6%

Production
Wheat		1,680	1,346	24.8%
Corn		42,291	13,725	208.1%
Sunflower		860	—	0.0%
Soybean		368	11	3,247.4%
Other		5,765	60	9,574.1%

Total Production - Crops (tons)		50,964	15,142	236.6%

Production - Beef cattle (tons)		918	413	122.3%

Production - Milk (thousands of liters)		5,799	5,183	11.9%

Exploited Surface Area (in hectares) [1]
Crops	Own farms [2]	57,853	59,614	(3.0%)
	Leased farms	51,695	40,973	26.2%
	Farms under concession	13,324	10,872	22.6%
Cattle beef	Own farms	90,074	102,696	(12.3%)
	Leased farms	12,635	26,925	(53.1%)
Milk farm	Own farms	4,717	4,637	1.7%
Sheep	Own farms	100,911	100,911	0.0%
Land reserves (in hectares)
	Own farms	225,314	223,785	0.7%
	Farms under concession	111,540	115,992	(3.8%)
Surface under irrigation (in hectares)
	Own farms	3,762	3,762	0.0%
	Leased farms	—	—	0.0%
Storage capacity (tons)
	Own plants	10,000	10,000	0.0%
	Leased plants	—	—	0.0%
Stock of cattle heads
Breeding stock		54,930	59,869	(8.2%)
Winter grazing stock		12,281	25,045	(51.0%)
Milk farm stock		8,776	8,386	4.7%

Total cattle (heads)		75,987	93,300	(18.6%)

Daily average milking cows (heads)		3,331	3,138	6.2%

Notes:

1 - Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).

2 - Includes the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, located in Santa Cruz, Bolivia, and the “Jerovia” farm, located in the District of Boquerón, Paraguay.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Summary of Operations

Crops

•	Gross profit in the crops segment amounted to Ps. Ps. 6.9 million for the first quarter of fiscal year 2011, compared to a Ps. 1.2 million loss recorded in the same period of the previous fiscal year.

•	Agribusiness production results rose from a Ps. 4.0 million loss in the first quarter of fiscal year 2010 to a Ps. 0.2 million profit in the same quarter of this fiscal year.

•

During this quarter, harvesting of the previous crop season was completed, resulting in a higher amount of tons produced than in the 08/09 season: crop production increased 236.6% compared to the same quarter of the previous fiscal year.

•

The production margin rose from (63,6%) in the first quarter of fiscal year 2010 to 0.9% in the same period of fiscal year 2011. Such improvement in the margin resulted mainly from the decrease in production costs per ton, which fell 34.6%.

•	Sales volume increased 34.8%.

•	Sales revenues from the crops segment increased from Ps. 2.8 million profits in the first quarter of fiscal year 2010 to Ps. 6.7 million in the same period of fiscal year 2011.

•	The operating area is 57,853 hectares in our own farms, 51,695 hectares in leased farms and 13,324 hectares in farms under concession, totaling approximately 123,000 hectares.

•	In Argentina, we have already planted approximately 8,800 hectares of wheat and we are in process of starting corn and sunflower planting activities.

•

If we consider the exploited hectares operated by BrasilAgro and AgroUranga S.A., the aggregate planted surface area would stand at approximately 189,000 hectares, an increase of more than 24% compared to the hectares in operation in the previous season.

•	In this way, we plan to accelerate our production rhythm by taking advantage of higher volumes and capturing the rises in crop prices recorded during this last period.

Beef Cattle

•

Operating results of the beef cattle segment showed an income of Ps. 9.9 million in the first quarter of fiscal year 2011, compared to a Ps. 8.4 million loss recorded in the same period of the previous fiscal year.

•

This improvement was caused mainly by holding gains for Ps. 16.1 million, resulting from the strong appreciation of the stock experienced recently as a consequence of the improvement in beef cattle prices.

•	We increased beef cattle sales by 27.2% in the first quarter of fiscal year 2011, so as to capitalize on the higher prices recorded in the beef cattle market.

•	As of September 30, 2010, the stock of breeding cattle amounted to 54,930 heads, compared to 59,869 heads in the same quarter of the previous fiscal year.

•	Winter grazing stock decreased to 12,281 heads in the first quarter of fiscal year 2011, compared to 25,045 heads in the same quarter of the previous fiscal year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

•	As of September 30, 2010 we allocated an aggregate of 102,709 hectares to beef cattle production.

Milk

•

Operating results in the milk segment amounted to an income of Ps. 2.0 million in the first quarter of fiscal year 2011, compared to a Ps. 0.8 million loss in the first quarter of the previous fiscal year.

•

This improvement is explained by higher production revenues, which were spurred by an 11.9% increase in the liters of milk produced and an improvement of approximately 60.0% in milk prices in this period.

•

In the first quarter of fiscal year 2011, we had 8,776 milking cows, compared to 8,386 heads in the same quarter of the previous fiscal year, and we allocated 4,717 hectares to the dairy segment in this period, compared to 4,637 hectares in the same quarter of the previous fiscal year.

•

At present we have one dairy facility known as “El Tigre” farm, and we have a lease agreement to continue operating until the end of 2010 the two dairy facilities at the “La Juanita” farm, which we sold as described below.

Sale of La Juanita

On September 3, 2010, Cresud signed the title deed whereby it sold and delivered possession of “La Juanita” farm.

The aggregate price for the sale amounted to U$S 18.0 million, resulting in gains of approximately Ps. 49.4 million.

Within the framework of this transaction, a commodatum agreement has been executed in favor of Cresud to expire on January 10, 2011 in relation to certain fractions of real property for the purposes of continuing production operations in the farm until such date.

Development of marginal lands

•	During fiscal year 2010 the Company transformed 6,290 hectares in Los Pozos and 3,559 in Anta.

•	At present we have approximately 13,000 hectares ready for agriculture in Anta and 8,000 hectares in Los Pozos, which we expect to start planting in the 2010/2011 season.

•	On the other hand, we continued transforming non-productive hectares.

•	We are in process of transforming 3,000 hectares in Los Pozos for agriculture purposes, 800 hectares of which were converted in the first quarter of this fiscal year.

•

In Anta we expect to transform 4,800 hectares for agriculture purposes, 2,200 hectares of which have been converted, representing a degree of progress of 45.8% only in the first quarter of fiscal year 2011.

•

In our La Esmeralda farm we had 4,970 hectares allocated to agriculture in the 2009/201 season. This amount increased to 6,798 hectares in the current 2010/2011 season; therefore, at present La Esmeralda has 72% of its surface area allocated to agriculture compared to 57% recorded in the previous season.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

•

In the international segment, the farms which we control jointly with our partners, through Cresca, have 6,000 hectares allocated to agricultural production, and we expect to allocate 6,000 further hectares in the following 2011/2012 season, 1,200 hectares of which have been already transformed, representing a 20% degree of progress.

International Expansion

BrasilAgro

Property	Location	Total Surface Area (ha)	Sowable Area (ha)	Purchase Price (Millions of R$)		Price per hectare (Thousands of R$)
Sao Pedro	Chapadao do Ceu/GO	2,443	1,700	R$	9.9	R$	4.1
Cremaq	Baixa Grande Riberio/PI	32,375	22,019	R$	42.2	R$	1.3
Jatoba (1)	Jaborandi/BA	31,602	24,600	R$	35.4	R$	1.1
Alto Taquari	Alto Taquari/MT	5,266	3,720	R$	34.0	R$	6.5
Araucaria	Mineiros/GO	9,682	7,007	R$	70.5	R$	7.3
Chaparral	Correntina/BA	37,129	28,000	R$	45.9	R$	1.2
Nova Buriti	Januaria/MG	24,185	19,935	R$	21.9	R$	0.9
Preferencia	Barreiras/BA	17,800	14,199	R$	10.7	R$	0.6
Horizontina	Tasso Fragoso/MA	14,358	8,600	R$	37.0	R$	2.6
	Total	174,840	129,780	R$	307.5
	Total Owned by BrasilAgro	171,680	127,320	R$	303.8

(1)	Jatoba is owned by an affiliate company, Jaborandi S.A., in which Brasilagro holds a 90% equity interest.

BrasilAgro has started its 2010/2011 crop season. It expects to plant approximately 65,602 hectares, composed of soybean, corn, rice, sorghum, sugar cane, pastures and forestry. Adding the 794 hectares leased in Araucaria and Jatoba, the total planted area amounts to 66,396 hectares.

Continuing its development process, BrasilAgro plans to develop approximately 20,000 hectares, in line with the strong growth experienced in its planted area.

As concerns the 2010/2011 summer crops, BrasilAgro expects to plant 40,539 hectares of soybean, 5,343 of corn, 2,007 of rice and 4,745 of pastures in Araucaria, Chaparral, Cremaq, Horizontina, Jatoba, Preferencia and Sao Pedro. Moreover, BrasilAgro expects to plant 973 hectares of sugar cane in addition to the 8,676 already planted, thus expanding its sugar cane planted area.

On September 20, 2010 BrasilAgro’s Level I ADRs started to be traded under the BRCPY symbol.

At the shareholders’ meeting dated October 4, 2010, the shareholders approved the termination of the consulting agreement dated March 15, 2006 between BrasilAgro and Paraná Consultora de Investimentos S.A.

Following the transfer of shares and warrants implemented on October 25, 2010 as a result of the transaction described below, Cresud’s investment in BrasilAgro (excluding warrants) has reached 35.75%.

Execution of Addendum to Stock Purchase Agreement with Tarpon

On October 20, 2010, the Company and Tarpon executed an addendum to the Stock Purchase Agreement dated April 28, 2010, whereby the Company directly and indirectly purchased 9,581,750 common shares of BrasilAgro - Companhia Brasileira Propriedades Agrícolas (“BrasilAgro”), representing 16.40% of its outstanding capital stock. As consideration, Cresud paid R$ 25,236,224.61 and the price balance, of R$ 105,206,000.10, is payable on April 27, 2011. The price balance is secured by a pledge over 8,298,150 shares and 37,325 First Issue Warrants.

Therefore, Cresud is direct and indirect holder of 20,883,916 shares or 35,75% of the Company’s stock capital. It should be noted that the purchase of the shares does not imply a change of control in BrasilAgro, and that BrasilAgro’s Shareholders’ Agreement will remain in effect, as amended to reflect the sale of the entire equity interest held by Tarpon and its affiliates.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Therefore, as a result of the above mentioned transaction, Cresud is holder of 168,902 First Issue Warrants of BrasilAgro and 168,902 Second Issue Warrants of BrasilAgro.

IRSA Inversiones y Representaciones S.A.

In the first quarter of fiscal year 2011, Cresud did not acquire any shares in IRSA. Therefore, our equity interest as of September 30, 2010 was 57.5%.

Starting in the second quarter of fiscal year 2009, Cresud presents its financial statements consolidated with those of IRSA. The following information has been taken from the balance sheet of our controlled company IRSA as of September 30, 2010.

Offices and Other Rental Properties

During the last quarter, the market trend experienced in the last year has continued, resulting in stagnation in lease prices and a slight increase in office vacancy levels, mainly due to an increase in the surface are built in the northern area of Buenos Aires and Greater Buenos Aires, a market that is still settling down. On the other hand, IRSA has most of its portfolio in the Plaza Roma Zone, which shows a 7.6% vacancy level with an average lease price over US$ 31/sqm according to CBRE.

IRSA increased its portfolio by more than 11,200 sqm when it opened the DOT Building in the North Area. This building is located in a zone that is still stabilizing; therefore, it has a low occupancy level that affects the portfolio’s total occupancy level. However, the occupancy level of the rest of the portfolio has continued to improve and maintained high levels.

	Offices and Other Rental Properties
	In Million of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)

Financial Results	Revenues	40.6	40.7	0%	154.2	147.7	4%
	Operating Income	22.5	22.3	1%	73.5	76.5	-4%
	Depreciation and Amortization	5.8	6.2	-7%	24.2	24.0	2%
	EBITDA	28.3	28.5	-1%	97.7	99.4	-2%

		IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09

Office Portfolio	Leaseable Area[1] (sqm)	151,480	140,238	141,724	142,964	152,270	156,000
	Occupancy[2]	87.5%	93.1%	90.9%	89.6%	90.7%	91.2%
	Occupancy without “Dot Building”	93.5%	93.1%	90.9%	89.6%	90.7%	91.2%
	Monthly Revenues[3] (Ps./Leased square meters)	98.0	97.1	93.3	91.4	95.0	93.0

▶	During this period, IRSA’s portfolio increased by 8.0% with the incorporation of Dot Building, an office building with more than 11,200 leaseable sqm developed by IRSA and located next to Dot Baires Shopping Center.

▶	The incorporation of a new building into a still immature area has affected the portfolio’s total occupancy level, causing it to drop to less than 88%. However, excluding Dot Building from the analysis, the portfolio’s occupancy levels increased 93.5%.

▶	The rent per leased surface area measured in Ps. / sqm increased by 1% accompanying the decrease in the exchange rate.

▶	The growth in revenues and EBITDA lessened as a result of the smaller amount of leaseable properties resulting from sales of non-strategic assets made during fiscal year 2010.

[1]	At period end.
[2]	At period end. Percentage over the total leasable area.
[3]	Considering the contracts in effect, occupancy and leasable meters at the closing of each period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Below is information on our office segment as of September 30, 2010:

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2) Sep— 09	IRSA’s Effective Interest	Monthly Rental Income Ps./ 000 (3)	Annual accumulated rental income over fiscal periods, Ps./000 (4)			Book value $/000 (5)
						2011	2010	2009
Offices
Edificio República	04/28/08	19,884	80%	100%	2,062	6,341	5,234	995	218,602
Torre Bankboston	08/27/07	14,873	96%	100%	1,676	6,177	5,300	4,690	154,521
Bouchard 551	03/15/07	23,378	100%	100%	1,963	5,822	5,347	4,460	149,988
Intercontinental Plaza	11/18/97	22,535	100%	100%	1,934	5,397	5,817	3,730	81,404
Dot Building (6)	11/28/06	11,242	13%	63%	104	202	—	—	67,162
Bouchard 710	06/01/05	15,014	88%	100%	1,375	3,920	4,979	3,866	65,006
Dique IV. Juana Manso 295 (7)	12/02/97	11,298	92%	100%	1,222	3,630	3,468	—	64,056
Maipú 1300	09/28/95	10,280	99%	100%	1,002	2,975	2,874	1,918	37,941
Costeros Dique IV	08/29/01	5,437	84%	100%	477	1,332	1,167	1,221	18,964
Libertador 498	12/20/95	3,714	100%	100%	478	1,473	2,281	2,313	14,515
Suipacha 652/64	11/22/91	11,453	95%	100%	597	1,487	1,156	652	10,823
Madero 1020	12/21/95	101	100%	100%	3	8	8	10	213
Other Offices (8)	N/A	2,271	86%	N/A	89	267	2,118	5,059	5,695

Subtotal Offices		151,480	87%	N/A	12,982	39,031	39,749	28,914	888,890

Other Properties
Terreno Catalinas Norte (9)	12/17/09	N/A	N/A	N/A	106	370	N/A	N/A	100,863
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	87	258	252	266	12,496
Museo Renault	12/06/07	1,275	100%	100%	30	90	89	89	4,761
Thames	11/01/97	33,191	—	100%	—	—	152	152	3,897
Commercial Properties (10)	N/A	312	—	N/A	—	—	—	52	3,563
Other Properties (11)	N/A	2,072	100%	N/A	10	34	21	50	5,973

Subtotal Other Properties		96,950	65%	N/A	233	752	514	609	131,552

Management Fees (12)		N/A	N/A	N/A		815	408	444	N/A

TOTAL OFFICES AND OTHER (13)		248,430	79%	N/A	13,215	40,598	40,671	29,967	1,020,442

Notes:

(1)	Total leaseable area for each property as of 09/30/10. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 09/30/10.
(3)	Agreements in force as of 09/30/10 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Alto Palermo S.A. – The building has revenues as from August 2010.
(7)	The building was occupied in May 2009.
(8)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).
(9)	Includes other income from lease of parking spaces.
(10)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully assigned) and Casona de Abril.
(11)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III (fully sold) and Canteras.
(12)	Income from building management fees.
(13)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

Since the first quarter of fiscal year 2010, ended in September 2009, and for the last 12 months, the shopping center segment has shown a substantial increase in all its levels. This was reflected on APSA’s tenants’ sales, the revenues generated by the segment and, mainly, its EBITDA generation, and it is the result of a significant improvement in economic activity and the increase in consumption levels.

Apart from leaving behind the shock of the 2009 global financial crisis, APSA’s shopping centers experienced a significant increase in tenant sales during the month of July.

The following information relates to data extracted from the balance sheet of IRSA’s subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which IRSA helds a 63.35% interest as of September 30, 2010. After this period end, IRSA’s interest increased to 94.89% after acquiring Parque Arauco S.A.’s shareholding.

Shopping Centers

	Shopping Centers
	In Millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)

Financial Results	Revenues	148.8	113.8	31%	518.4	396.7	31%
	Operating income	84.7	60.0	41%	268.0	214.9	25%
	Depreciation and Amortization	28.1	27.6	2%	112.7	86.6	30%
	EBITDA	112.9	87.6	29%	380.6	301.5	26%

		IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09

Shopping Centers	Total Leaseable Area (sqm)[4]	299,130	286,286	286,286	289,410	286,581	287,542
	Tenants’ Sales (Ps. Million, 12-month cumulative)	6,277	5,776	5,229	4,807	4,400	4,194
	Tenants’ Sales in the same Shopping Centers (Ps. Million, 12-month cumulative)[5]	5,411	5,012	4,592	4,340	4,141	4,095
	Occupancy[6]	97.6%	97.5%	98.0%	98.0%	97.9%	98.5%

▶	APSA has incorporated our 12th Shopping Center, Soleil, which has increased by 4.5% the size of our portfolio, bringing it to around 300,000 sqm of leaseable area.
▶	12-month cumulative tenant sales as of September 30, 2010 in the same shopping centers totaled Ps. 5,411 million, which accounts for a 30.7% increase compared to the same period of the previous year.
▶

During the three-month period ended September 2010, shopping centers’ tenants’ sales reached Ps. 1,733 million (a 40.7% increase compared to the same period of the previous year). Cumulative sales totaled Ps. 1,471 million in the same shopping centers[7] compared to the same quarter of the previous year (a 37.2% increase).

▶	During July, August and September 2010 sales increased by 59%, 33% and 30%, respectively, compared to the same months of 2009. In the same shopping centers, they increased by 54%, 30% and 28%, respectively.
▶	EBITDA/Sales margin for the three-month period stood at 76%.

[4]	At period end.
[5]	Does not include Dot Baires Shopping and Soleil
[6]	At period end. Percentage over the total leaseable area.
[7]	Does not include Dot Baires Shopping and Soleil

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Below is information on our shopping center segment as of September 30, 2010.

	Date of Acquisition	Leaseable Area Sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Annual Rental Income as of September 30 for the fiscal periods (In Ps./000)(4)			Book Value (Ps. 000) (5)
					2011	2010	2009
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	100.0%	27,200	20,971	21,323	129.661
Abasto Shopping (7)	07/94	37,592	100.0%	99.7%	26,547	19,810	19,481	161.187
Dot Baires Shopping (8)	05/09	49,526	80.0%	99.7%	17,046	14,742	—	584.519
Alto Avellaneda	11/97	36,547	100.0%	95.7%	16,827	12,526	10,990	69.932
Paseo Alcorta	06/97	13,804	100.0%	98.0%	11,562	9,581	9,277	69.601
Patio Bullrich	10/98	11,741	100.0%	99.7%	10,870	8,669	7,708	87.661
Alto Rosario Shopping (7)	11/04	28,650	100.0%	95.0%	8,935	6,817	5,828	76.776
Mendoza Plaza Shopping	12/94	40,634	100.0%	93.1%	8,109	6,137	6,675	79.458
Fibesa and Others (9)	—	N/A	100.0%	N/A	6,814	5,224	4,911	—
Buenos Aires Design	11/97	13,786	53.7%	98.8%	4,213	3,446	3,383	8.188
Córdoba Shopping Villa Cabrera	12/06	15,108	100.0%	98.1%	4,205	3,042	2,814	67.990
Alto Noa Shopping	03/95	19,001	100.0%	99.6%	3,887	2,785	2,738	21.084
Soleil	07/10	14,040	100.0%	97.0%	2,587	—	—	82.456
Neuquén (10)	07/99	N/A	98.1%	N/A	—	—	—	13.560

TOTAL SHOPPING CENTERS		299,130	95.1%	97.6%	148,802	113,750	95,128	1,384,911

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(9)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(10)	Land for the development of a shopping center.

New “Soleil” Shopping Center

On July 1, 2010, APSA and INCSA executed the transfer of “Soleil Factory” Shopping Center’s Going Concern. The total price for the transaction was US$ 20.7 million plus VAT. A partial amount was paid on July 7, 2010. The balance amounts to US$ 12.6 million and is payable on July 1, 2017 or upon the execution of the deed, whichever occurs last. As a result, APSA adds its 12th Shopping Center to its portfolio, which it plans to condition over the next months for it to reach the quality level of our portfolio. This addition implies a 4.5% increase in the size of the shopping center portfolio.

Acquisition of a Plot in Paraná, Entre Ríos for the future development of a Shopping Center

On August 12, 2010, APSA and Wal-Mart Argentina executed a preliminary purchase agreement for a plot of land of 10,022 sqm in the City of Paraná, Entre Ríos. The purchase price was US$ 0.5 million, US$ 0.15 million of which have already been paid. APSA will pay the US$ 0.35 million balance upon execution of the title deed and surrender of possession, which will take place 60 days after APSA receives the relevant approvals to construct and operate a shopping center in this plot.

Acquisition of Parque Arauco S.A.’s interest in Alto Palermo S.A.

After the end of this period, on October 15, 2010, IRSA announced the purchase of Parque Arauco S.A.’s direct and indirect equity interest in Alto Palermo S.A. (APSA), through the payment of US$ 126 million, US$ 6 million of which had already been paid at the time of purchase of the option announced in January 2010.

As a result, the fruitful relationship developed with an excellent strategic partner such as Parque Arauco S.A. has reached optimum results, that will probably allow us to delineate a future that joins us again in new challenges.

Cresud Sociedad Anónima,

Commercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Following such acquisition, IRSA holds 94.89% of Alto Palermo S.A.’s stock capital, thus increasing, for the benefit of its shareholders, its leading position in the Shopping Center segment and consolidating the equity expansion strategy rolled out by it at national and international levels.

Consumer Financing – Tarshop S.A.

	Consumer Finance
	In Millions of Ps.	IQ 11[9]	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)

Financial Results	Revenues	57.8	43.2	34%	265.3	236.8	12%
	Operating Result	19.1	5.9	224%	53.3	-125.4
	Depreciation and Amortization	1.4	1.8	-19%	8.0	5.6	43%
	EBITDA	20.5	7.6	168%	61.3	-119.8

		IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09

Consumer Finance	Loan Origination (in Millions of Ps.)	334.7	319.6	278.9	293.2	278.9	293.2
	Loan Portfolio (in Millions of Ps.)	629.3	605.3	531.0	529.7	531.0	529.7
	In Arrears for 3 to 6 months[10]	2.4%	3.1%	3.6%	3.9%	3.6%	3.9%

▶	Operating income and financial results of this segment reflect Tarshop’s full recovery and the momentum in this sector’s activity.

Sale of Tarshop to Banco Hipotecario

Upon fulfillment of the conditions precedent, including the relevant authorization of the Argentine Central Bank, on September 13, 2010 APSA transferred to Banco Hipotecario 80% of Tarshop’s stock capital, pursuant to the purchase and sale agreement executed on December 29, 2009. The purchase price was US$ 26.8 million and was fully paid.

As from September 1, 2010, Tarshop is no longer consolidated with IRSA. APSA’s interest (IRSA’s subsidiary) in Tarshop S.A. was 100% until August 31, 2010 and 20% as from September 1, 2010. APSA’s interest in Metroshop is 50%.

Sales and Developments

During this quarter no significant sales were made, which circumstance is reflected in the decrease in revenues and cash generation.

	Sales and Developments
	In Millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)

Financial Results	Revenues	11.0	36.3	-70%	225.6	280.4	-20%
	Operating Result	8.1	27.4	-70%	139.5	121.2	15%
	Depreciation and Amortization	0.1	0.2	-38%	-0.4	0.8	-157%
	EBITDA	8.2	27.6	-70%	139.2	121.9	14%

Horizons Project (CYRSA, partnered by IRSA and Cyrela)

It has been fully sold. Work progress is almost 86.98%. Completion and delivery of the units sold is expected to occur in the next months.

Nuevo Caballito Project (IRSA’s barter)

Sales percentage is 73% and its construction is completed. In October 2010, the units sold started to be delivered.

[9]	It only corresponds to July and August 2010.
[10]	Percentage over Total Loan Portfolio

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Torres Rosario Project (APSA’s barter)

A barter was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 100% and 53%, respectively. Completion of works in the 2-H parcel is scheduled for December 2011. The process of sale of the condominiums in parcel 2-G has started.

In addition, Parcel 2-A of Terreno Rosario has been sold. The purchase price was US$ 4.2 million, US$ 1.1 million of which were collected. The price balance shall be paid upon the execution of the deed of conveyance of title.

El Encuentro Project

The process of sale of the 110 functional units located in this residential community has started. The project is located in the district of Tigre, Province of Buenos Aires. As of the closing of this period 16.15% of the project had been sold.

Barter of Terreno Beruti

After the closing of this period, on October 13, 2010, TGLT S.A. and APSA executed a sale agreement whereby APSA sold “Terreno Beruti”. TGLT S.A. plans to construct in the Property an apartment building with both residential and commercial parking spaces. As consideration, TGLT S.A. will transfer to APSA:

▶	17.33% of the saleable square meters of the properties to be built,

▶	15.82% of the square meters of the parking spaces of the same building;

▶	all the commercial parking spaces; and

▶	US$ 10.7 million, payable simultaneously upon the execution of the title deed.

Below is information on our sales and development segment as of September 30, 2010

Cresud Sociedad Anónima,

Commercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales, (Ps. 000) (5)	Accumulated Sales as of September 30 of Fiscal Year (Ps. 000) (6)			Book Value Ps./000 (7)
									2011	2010	2009
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	—	142	—	—
Swap receivable Terreno Rosario (8) (16)	04/30/99	—	4,692	80	63.35%	100.00%	0.00%	—	—	—	—	11,023
Terrenos de Caballito (16)	11/03/97	42,742	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,830
Swap receivable Terreno Caballito (Cyrsa) (14)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Swap receivable Terreno Caballito (KOAD) (14)	11/03/97	—	6,833	118	100.00%	100.00%	73.00%	—	—	—	—	33,614
Libertador 1703 y 1755 (Horizons) (15)	01/16/07	482,886	59,000	467	50.00%	86.98%	100.00%	—	—	—	—	242,965
Other Residential Apartments (9)	N/A	234,615	115,259	1,401				311,256	—	—	976	10,258

Subtotal Residential Apartments		783,104	208,402	2,095				365,196	—	142	976	323,660

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.40%	237,528	466	2,363	1,200	1,605
El Encuentro	11/18/97	—	125,889	110	100.00%	100.00%	16.15%	6,494	3,012	—	—	8,805
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	—	76	—

Subtotal Residential Communities		135,697	1,610,764	1,602				258,050	3,478	2,363	1,276	10,410

Land Reserves
Puerto Retiro	05/18/97		82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,535
Santa María del Plata	07/10/97		715,951	—	100.00%	0.00%	0.00%	31,000	—	—	—	158,536
Pereiraola (11)	12/16/96		1,299,630	—	100.00%	0.00%	100.00%	46,311	—	—	—	—
Terreno Rosario (8)	04/30/99		31,000	—	63.35%	0.00%	44.95%	16,741	5,669	—	—	17,615
Caballito Mz 35	11/03/97		9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Terreno Baicom	12/23/09		6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05		4,300,000	—	50.00%	0.00%	0.00%	283	10	3	—	5,719
Terreno Berutti (8)	06/24/08		3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,984
Pilar	05/29/97		740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Espacio Aéreo Coto (8)	09/24/97		24,000	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96		3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	10/22/98		23,389	—	63.35%	0.00%	0.00%	—	—	—	—	36,938
Patio Olmos (8)	09/25/07		5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other Land Reserves (11)	N/A		13,596,833	—				2,862	1,821	—	—	35,735

Subtotal Land Reserves			20,841,310	—				116,348	7,499	3	—	419,096

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	—	71	—	—
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	—	—	—	—
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	—	—	—	—
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	—	11,174	—	—
Libertador 498	12/20/95		6,819	N/A	100.00%	100.00%	100.00%	82,958	—	22,292	—	—
Edificios Costeros	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	—	—	—	—
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	—	—	—	—
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	—	—	—	—
Others (12)	N/A		—	N/A	N/A	N/A	N/A	969	2	294	3	—

Subtotal Others			39,865					387,547	2	33,831	3	—

TOTAL (13)		918,801	22,700,341	3,697				1,127,141	10,979	36,339	2,255	753,166

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of September 30, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Terreno Rosario, Torres de Abasto and Terreno Mendoza through APSA (fully sold), Proyecto Abasto through Cyrsa, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Torre Renoir II barter (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold) and Lotes Pereiraola through IRSA.
(10)	Includes the sales of Abril’s shares.
(11)	Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(12)	Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(13)	Corresponds to the “Sales and Developments” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Owned by CYRSA S.A.
(16)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at June 30, 2010 is 100% and with parcel “H” is 53%.

Hotels

There has been an improvement in tourism during the first half of calendar 2010. According to data released by the Tourism Secretariat in its International Tourism Survey (ETI) during the first half of 2010, the number of tourists arriving in Argentina was 4.1% higher than in the same period for the previous year.

		Hotels
	In Millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results	Revenues	48.6	29.2	66%	159.9	158.9	1%
	Operating Income	3.6	-4.0		5.4	8.6	-37%
	Depreciation and Amortization	3.6	4.4	-18%	16.1	18.0	-11%
	EBITDA	7.1	0.4	1645%	21.6	26.6	-19%

		IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09
Hotels	Average Occupancy[8]	75.9%	66.2%	73.2%	73.6%	49.4%	57.5%
	Average Rate per Room (Ps./night)[9]	713	611	667	690	644	614

▶	The occupancy trend has shown a sustained increase in the demand for IRSA’s top-level hotels, which was 50% higher than during the same quarter of last year when this industry was affected by the international crisis and the H1N1 virus.

▶	The improvement of the macroeconomic situation and the increase in demand of foreign and local tourists have led to an increase in the average fee per room to approximately US$ 180 compared to US$ 170 in the same quarter of the previous year.

▶	A good level of cash generation has been observed which drove EBITDA margins over sales to 15%.

[8]	12-month Cumulative
[9]	12-month Cumulative

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

The following is information about our hotels as of September 30, 2010.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. 000 (2)	Sales as of September 30 of fiscal period Ps./000			Book value as of 09/30/10 (Ps.000)
						2011	2010	2009
Intercontinental (3)	11/01/97	76.34%	309	77.9%	600	18,493	11,333	13,832	54,291
Sheraton Libertador (4)	03/01/98	80.00%	200	92.8%	433	9,397	7,014	9,462	40,898
Llao Llao (5)	06/01/97	50.00%	201	57.7%	1,348	20,675	10,885	18,947	77,964
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	75.9%	713	48,565	29,233	42,241	195,053

Notes:

1)	Accumulated average in the three-month period.
2)	Accumulated average in the three-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of IRSA)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

Investments in Other Companies

Interest in Hersha Hospitality Trust (Hersha)

As of September 30, 2010, IRSA and its subsidiaries held 15,173,823 shares in Hersha Hospitality Trust amounting to an interest of 10.85%.

After the end of the period, in October 2010, Hersha Hospitality Trust opened a new process for the issuance of capital stock in which IRSA and its subsidiaries subscribed for 2,952,625 common shares for an approximate total amount of US$ 17.1 million, at US$ 5.8 per share. Accordingly, as of October 20, IRSA’s and its subsidiaries’ interest in Hersha amounted to 10.72%

Additionally, IRSA, through its subsidiaries, holds an option for an initial term of 5 years over 5,700,000 additional common shares, at US$ 3.00 each. Should it exercise such options, IRSA and its affiliates would have a 13.63% interest.

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 77 hotels, mainly distributed in the northeastern coast of the United States, totaling approximately 9,951 rooms. IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, is member of the Board of Trustees since 2009.

Interest in Banco Hipotecario S.A.

During this period, in exercise of its preemptive right, IRSA participated in the preemptive offer to sell 36.0 million treasury shares resolved upon by the Board of Directors of Banco Hipotecario and acquired 26,197,564 Class D shares for a total amount of Ps. 36.2 million. As a result of these transactions, as of the end of the period, IRSA’s interest in BHSA increased to 29.78% of BHSA’s stock capital (without considering treasury shares).

Interest in Metropolitan

In July 2008, IRSA (through its subsidiaries) acquired a 30% equity interest in “Metropolitan 885 Third Ave. LLC” (“Metropolitan”), whose main asset is an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at rate of 4.5% per annum and (ii) a right of first offering over 60% of the 5% interest. The price paid for the transaction was US$ 22.6 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

During fiscal year 2009, Metropolitan recorded losses which turned negative its shareholders’ equity, mainly due to the recognition of an allowance for impairment of the referred building. Accordingly, the Company’s interest in Metropolitan’s losses exceeded its interest in its equity and therefore, the Company recognized the investment as zero and recorded liabilities for US$ 1.5 million, which represents the maximum amount it intents to contribute for the financing of Metropolitan’s transactions, if required.

In addition, the put option was revalued at its estimated value as of September 30, 2010, which amounts to US$ 12.5 million.

On August 4, 2010, and for purposes of facilitating the negotiations, within the framework of a debt renegotiation started by Metropolitan 885 Third Avenue LLC with the Royal Bank of Canada, IRSA, through a subsidiary, executed an Escrow Agreement with the broker Fidelity National Title, Insurance Company and transferred the amount of US$ 15.0 million as non-binding bona fide deposit, for the sole purpose of allowing further negotiations between the parties. The Escrow Agreement expired on September 27, 2010 and was extended to January 14, 2011.

Offer to Purchase a building located at 183 Madison Ave, New York, NY

On August 26, 2010, IRSA and other U.S. partners entered into a conditional agreement for the purchase of Rigby 183 LLC, a company that is owner of a 19-story building located at 183 Madison Avenue, New York, NY, which has around 22,893 sqm of leasable area. The price for the transaction amounted to US$ 75.2 million. IRSA transferred to the seller the amount of US$ 7.3 million as down payment under the executed agreement. As the seller is under reorganization proceedings, judicial authorizations are still pending to consummate the transaction. Should it be consummated, IRSA would become holder of 49% of Rigby 183 LLC’s stock capital.

Purchase of TLGT S.A.’s Interest:

After the end of the period, on November 4, 2010, APSA purchased 5,214,662 registered non-endorsable common shares, entitled to one vote each, issued by TLGT S.A., for an amount equivalent to Ps. 47.1 million.

Consolidated Financial Debt

Cresud

As of September 30, 2010 we had borrowed a total of U$S 145.64 million equivalent. The following table contains a breakdown of Cresud’s indebtedness.

CRESUD’s debt	Currency of issuance	Outstanding principal amount in U$S MM equivalent	Rate	Maturity date
Short-term debt	Ps./U$S	U$S 73.06	Variable	Up to 270 days
Crop production financing	U$S	U$S 39.05	Variable	Up to 273 days
Serie I, III Notes	Ps.	U$S 9.17	Variable (Badlar+4.0%)	Apr-12
Serie I, IV Notes	U$S	U$S 17.97	Fixed (7.75%)	Jul-12
Bolivia farms(1)	U$S	U$S 6.39	-	Nov-10
Total debt		U$S 145.64

Note: The exchange rate considered for the loans was U$S 1= Ps.3.96.

(1)	Shown in the caption Other indebtedness in the Consolidated Balance sheet.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

As a consequence of the purchase of farms in the Republic of Bolivia, mortgages have been raised over them. As of September 30, 2010, the mortgage on the “Las Londras” farm amounts to U$S 2.5 million and it is set to expire on November 11, 2010; the mortgage over the farms “San Cayetano” and “San Rafael” amounts to U$S 2.0 million and it is set to expire on November 11, 2010 and the mortgage over the “La Fon Fon” farm amounts to U$S 1.9 million and it is set to expire on November 11, 2010.

On July 1, 2010 the Board of Directors approved the Pricing Supplement relating to the issue of Series III and Series IV Notes under the Global Note Program. The Notes were issued on July 21, 2010.

The following table describes the features of each issue of Notes:

	Series III Notes	Series IV Notes
Issue Amount	Ps. 35,650,040	The U$S equivalent of Ps. 70,210,294
Initial Exchange Rate	-	Ps. 3.9351 per U$S
Interest Rate	Private Badlar plus 400 basis points	7.75%
Issue Price	100% of face value	100% of face value
Issue Date	July 21, 2010	July 21, 2010
Maturity Date	21 months after the issue date	24 months after the issue date
Interest Payment Dates	October 19, 2010, January 17, 2011, April 18, 2011, July 18, 2011, October 17, 2011, January 16, 2012, April 23, 2012	October 19, 2010, January 17, 2011, April 18, 2011, July 18, 2011, October 17, 2011, January 16, 2012, April 16, 2012 and July 23, 2012
Principal Payment Dates	October 17, 2011, January 16, 2012, April 23, 2012	October 17, 2011, January 16, 2012, April 16, 2012 and July 23, 2012

On September 13, the fourth interest installment under the Series II Notes was paid for the sum of U$S 171,583. Also on that date, the sum of U$S 8,967,328, corresponding to the balance of the Series II Notes, was repaid.

IRSA and APSA

The following table shows IRSA and APSA’s consolidated financial debt as of September 30, 2010. The aggregate amount of consolidated debt was of U$S 522.1 million as of such date.

IRSA
Description	Issue Currency	Outstanding Amount[1]	Rate	Maturity
Edificio República	U$S	20.1	12.00%	Apr-13
IRSA Notes (International)	U$S	150.0	8.5	Feb-17
IRSA Notes (International)	U$S	150.0	11.50%	Jul-20
Short term debt	Ps.	17.5	Float	<180 days
HASA[2]	Ps.	4.9	16.30%	Mar-11
Total IRSA’s		342.5

APSA
Description	Issue Currency	Outstanding Amount[1]	Rate	Maturity
Series IV Notes (Local)	U$S	6.6	6.75%	May-11
Arcos del Gourmet	U$S	2.0		Nov-11
Series I Notes (International)[3]	U$S	120.0	7.88%	May-17
Soleil / Tucumán Debt	U$S	14.9	5.00%	Jul-17
Series III Notes (Local)[4]	Ps.	14.0	Badlar + 3%	May-11
Series II Notes (International)[5]	Ps.	22.1	11.00%	Jun-12
Total APSA’s Debt		179.6

1.	Face value stated in U$S at the exchange rate of 3.96 Ps. = 1 U$S, without considering balances with equity investees (Section 33).
2.	Hoteles Argentinos S.A.
3.	As of September 30, 2010 IRSA held a face value of U$S 39.6 million and APSA had repurchased a face value of U$S 5.0 million.
4.	As of September 30, 2010, our subsidiary Emprendimientos Recoleta S.A. held a face value of Ps. 12.0 million.
5.	As of September 30, 2010, IRSA held a face value U$S 15.1 million and APSA had repurchased a face value of U$S 4.8 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Issuance of Notes for U$S 150 MM

On July 20, 2010, IRSA issued non-convertibles Notes for a principal amount of U$S 150 million under its Global Note Program for up to U$S 400 million in principal amount, maturing on July 20, 2020. The issue price was 97.838% of the face value and the notes accrue interest at a nominal rate of 11.5% per annum, payable semi-annually on January and June 20, each year, commencing on January 20, 2011.

Extension of the Note Program

After the end of the period, on November 2, 2010, IRSA’s General Shareholders’ Meeting approved a further increase in the amount of the current Global Note Program for up to an additional amount of U$S 50 million, thus reaching a total amount of up to U$S 450 million.

APSA’s Dividend Payment for Ps. 113 MM

After the end of the period, on October 7, 2010, APSA made available to the shareholders an advance dividend in cash for the amount of Ps. 113 million equivalent to 89.71% of the Stock Capital, as from October 15, 2010. It was approved by the General Meeting of Shareholders on October 29, 2010.

Conversion of Notes

After the end of this period, on October 7, 2010, certain holders1 of convertible Notes of APSA exercised their conversion rights, resulting in the issuance of 477,544,197 common shares of Ps. 0.1 par value each, and the cancellation of Notes for a face value of U$S 15.5 million. Following such conversion, APSA’s shares increased from 782,064,214 to 1,259,608,411.

Sale of APSA’s Notes

After the end of the period, on October 12, 2010, IRSA sold in the over the counter market Alto Palermo SA’s Fixed Rate Series I Notes due 2017, for a Face Value of U$S 39.6 million. As a result of the referred sale, IRSA obtained a total income of U$S 38.1 million.

IRSA’s Dividend Payment for Ps. 120 M

After the end of this period, on October 29, 2010, IRSA’s General Shareholders’ Meeting made available to the shareholders a cash dividend for Ps. 120 million.

Prospects for next quarter

At global level, crop prices have increased sharply in the recent months. In Chicago, soybean rose 22.3% during the first quarter of this fiscal year, and it has gone up an additional 18.3% since September 30, 2010.

There is a correlation between these increases and the USDA’s downward revisions of U.S. crop forecasts. The lower than expected supply and the firm demand prompted by the growth experienced in the large emerging economies have had a strong impact on prices. Grain inventory stocks relative to consumption levels are at historically lows, another factor that squeezes future supply even further, fueling price increases.

On the other hand, the uncertainty related to the value of fiduciary currencies resulting from the various currency flexibilization programs implemented by central banks at world level boosts the potential for appreciation of the real assets in Cresud’s portfolio: commodities and real estate.

At production level, prospects are promising. On the one hand we have good conditions for starting planting activities and a much favorable input-product ratio. In addition, we continue to increase our planted hectares, which have risen by 24% to 189 thousand in the current fiscal year, including Brasilagro. In this sense, the consummation of our purchase of Brasilagro’s stake marks is a continuation in our strategy to penetrate in the region and increase production volumes, in line with our objective of forming a regional portfolio with significant development and appreciation potential.

[1]	See Note 16.4 to IRSA’s Basic Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

In Argentina, we are making progress in our strategy of supplementing agriculture in our own farms with agricultural activities in leased farms and farms under concession. As regards leases, we have focused on renting lands in nucleus areas, seeking to stabilize yields and supplement our development activities in our own farms.

As concerns transforming and adding value to our own hectares, we will continue developing our farms in Salta and Paraguay, where we expect to develop 14 thousand additional hectares to be placed into production in calendar year 2012.

Finally, as concerns our dairy business, following the sale of the “La Juanita” establishment we will focus on milk production in our state-of-the-art dairy facility in “El Tigre”, which we plan to operate at full capacity.

The actions described above related to the expansion of planted areas and the increase in Brasilagro’s stake are aimed at obtaining higher volumes in a scenario of rising market prices.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2010 and 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2010 and 2009 and the complementary notes 1 to 24 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at September 30, 2010 and 2009, and the related consolidated statements of income and of cash flows for the three-month periods ended September, 2010 and 2009 and notes 1 to 16, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report dated September 8, 2010, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2010.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make

d)	at September 30, 2010, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 4,714,802 none of which was claimable at that date.

Autonomous City of Buenos Aires, November 11, 2010.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 29, 2010